

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 7-1-05

For the month of July 2005
Commission File Number 001-16081

HAVAS
(Translation of registrant's name into English)

2 allée de Longchamp
92281 Suresnes, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


PROCESSED
JUL 28 2005
THOMSON
FINANCIAL

\\\NY - 66889/0065 - 904628 V1

HAVAS

Attached as Exhibit 1 to this report on Form 6-K is the English translation of Havas' 2004 Annual Report. Havas filed the original French language version of this Annual Report with the French Autorité des Marchés Financiers.

The Exhibit contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to Havas' business and the industry and sectors in which Havas and its subsidiaries operate. Forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "project," "estimate," "anticipate," "looking ahead," "look," "plan," "believe," "expect," "likely," "should," "intend," "continue," "potential," "opportunity," "objective," "goal," "aim," "outlook" or the negative of those terms or other variations of those terms or comparable words or expressions. By their nature, forward-looking statements involve risks and uncertainties because they are based on Havas' current expectations, estimates, projections and assumptions concerning events and circumstances that will occur in the future. There are a number of factors that could cause Havas' actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include the following:

- the general economic conditions in Havas' principal markets, including any economic disruption or uncertainty resulting from geopolitical events or terrorist attacks or similar events that may occur in the future;
- the level of worldwide spending on advertising and communications services by advertisers;
- Havas' ability to retain existing clients and attract new ones;
- the unanticipated loss of an important client or a portion of an important client's business, changes in the advertising and communications services budgets of clients, and the financial performance and condition of clients;
- Havas' ability to manage its business following significant management changes, including the appointment of its new Chairman and its new Chief Executive Officer;
- Havas' ability to retain key personnel while continuing to control labor costs;
- the impact of competition in Havas' industry;
- Havas' ability to implement its strategy and to successfully integrate businesses it has acquired; and
- Havas' ability to adjust to the changing trends in its industry.

Forward-looking statements speak only as of the date they are made, and Havas undertakes no obligation to update publicly any of them in light of new information or future events or circumstances. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAVAS
(Registrant)

Date: July 21, 2005

By: *_/s/ Philippe Wahl_*
Name: Philippe Wahl
Title: Chief Executive Officer

HAVAS

INDEX TO EXHIBITS

Exhibit

1 Havas 2004 Annual Report (English translation) (Havas filed the original French language version of this Annual Report with the French Autorité des Marchés Financiers)

Exhibit 1


SEC MAIL PROCESSING
RECEIVED
JUL 26 2005
WASH., D.C.
190
SECTION


HAVAS

Two-thousand-and-four Annual Report

In 2004, Havas achieved 45% growth in operating income with a positive organic growth of +2% for the full year, including a strong acceleration of +4.6% in the 4th quarter. The operating margin increased significantly to 13.2%, an improvement of 490 basis points, and 14.2% in the second half. The Group has a solid and sustainable financial structure with a stronge balance sheet, positive free cash-flow[1] and net debt nearly divided by 3 on December 31. The dividend per-share to be proposed to the Annual Shareholders' Meeting is up +40%.

(1) Free cash flow: net flow from operating activities minus net flow from investing activities minus dividend.

Letter from the Chairman and Chief Executive Officer



The 2004 results provide the first evidence of the successful execution of the strategic reorganisation initiated in the fall of 2003. The results are spectacular. They reflect the hard work of Havas teams throughout the world. I would like to thank our teams for their commitment and enthusiasm, and would also like to thank our shareholders for the trust they have put in our company. ”

Alain de Pouzilhac,
Chairman
and Chief Executive Officer

Dear Shareholders,

In 2004 Havas performed well on all levels. The high quality results achieved are a direct consequence of the successful strategic reorganization and financial restructuring carried out over the past 18 months.
Successful completion of this first stage must now allow us to demonstrate that our business model is sound and that our strategy is sustainable.

Our operating income was up 45% despite the negative effects of exchange rates in the dollar zone. Organic growth accelerated sharply during the fourth quarter of 2004, at +4.6%, and reached +2% for the entire fiscal year. The operating margin rose sharply from 8.3% in 2003 to 13.2% in 2004, an increase of 490 basis points, reaching 14.2% in the second half of 2004.
Diluted earnings per share were 27 euro cents, compared to a loss of 56 cents in 2003. In 2004 payroll and expenses continued to decrease, investments remained under control, and the program of closures and sales was completed.

In addition, our balance sheet improved markedly through the successful capital increase carried out in October 2004 (oversubscribed fivefold). Operating cash-flow rose sharply (from € 22 million to € 129 million), free cash flow before capital increase and repurchases of OCEANEs was well over target (€ 103 million), and net debt at December 31, 2004 was nearly divided by three (from € 642 million to € 226 million). Lastly, Net New Business[1] grew by + 59% in terms of estimated annual net revenue (at constant exchange rates).

These results are spectacular, but we must continue and improve on them in the coming years.
We are confident, as we believe that the path we have chosen is competitive and that our unique strategy and the business model we have introduced have great potential for development.
Our strategy and business model are based on fundamental changes in our market.

(1) Net new business: please consult definition at the bottom of the summary of this document.

Changes at the level of the advertisers: they no longer only want traditional advertising, but increasingly demand integrated communications. They want to be able to accurately measure the effectiveness of their investments and want more creative ideas and innovation.

Changes in consumer behavior: consumers have a more realistic and mature attitude towards brands and are more demanding in their choices. They are more experienced with interactive technology, and can more easily and effectively communicate their experiences with others. Using all these techniques, they demand many different points of contact and information, because they want a more personalized and exclusive relationship with brands.

Changes in terms of media: traditional forms of media have become highly fragmented and eroded. New forms of media have emerged and a certain number of parameters, such as the notion of a captive audience, can no longer be counted upon.

"Through our three divisions, we are ready to assist our clients with all their communications services needs."

In reaction to all these changes, we have introduced an organization based on the complementarity, exclusivity and homogeneity of our service offerings.

This involves:

— A global network of integrated communications across all disciplines: **Euro RSCG Worldwide**

Euro RSCG is present in 75 countries and advocates the "Creative Business Ideas®" philosophy. It possesses a structure with each country operating under one Power of One business unit incorporating all business units, all communications techniques, and an exclusive business approach modeled on new consumer behavior, which we call "Prosumers."

— **Arnold Worldwide Partners** is a federation of highly creative agencies, leaders in their field, which are present only in the principal national markets of the world. These creative agencies have a solid reputation in the leading markets. They share the same creative standards and the same philosophy: the notion of "Brand Essence" that focuses on the rational and emotional elements of brands.

— A global media expertise network: **MPG**
This expertise of strategy, planning and purchasing is applied to traditional advertising, marketing services and interactive services.

Our organization is not a collection of networks. We have created a Group based on the notion of the complementarity of our networks, and of flexibility, reactivity, innovation and creativity in everything that we do.

Havas returned to a dynamic of growth in 2004. By continuing to develop existing clients, successfully win new clients and cut costs, 2005 should confirm and accelerate this trend.

Thank you for the trust you place in us.

"We look to 2005 with confidence and optimism. Our goal is to continue to pursue positive organic growth and further improve Group profitability by gaining new clients, developing relations with existing clients and continuing to cut costs."

Financial Highlights

→ In 2004, the Group demonstrated its ability to achieve its objectives with a return to growth, significant improvement in profitability and a solid and sustainable financial structure.

2004 Revenue breakdown by division

(excluding sold companies)



MPG
18%
ARNOLD WORLDWIDE PARTNERS
14%
EURO RSCG WORLDWIDE
68%

13.2%

2004 Operating margin

Five year financial summary

in € million (unless otherwise stated)	2000	2001	2002	2003	2004
Revenue	1,796	2,241	1,987	1,645	1,494
Operating income	248	234	228	136	197
Operating margin	13.8%	10.4%	11.5%	8.3%	13.2%
Net income before goodwill	124	11	95	(179)	92
Net income	89	(58)	23	(396)	34

→ At 13.2%, the operating margin, was close to the record level in 2000. It reflects the success and effectiveness of the strategic reorganisation and restructuring initiated at the end of 2003, ongoing strict control of costs and an acceleration in organic growth throughout 2004.

2004 revenue by client industry

(excluding sold companies)

PHARMA & HEALTH 16%
AUTOMOBILE 17%
FINANCE 10%
OTHER 7%
CONSUMER GOODS 34%
TMT 16%

2004 Revenue by geographic region (2)

UNITED KINGDOM 15%
REST OF EUROPE 18%
LATIN AMERICA 4%
NORTH AMERICA 39%
ASIA-PACIFIC 4%
FRANCE 20%

→ In the last three years, the sector segmentation of clients has levelled out and is more representative of the realities of the market with, for instance, a spectacular decline in the TMT sector[1] (which represented nearly one-third of the Group's revenue in 2000) and the development of the health sector.

(2) Revenue located in Africa, the Near East and Middle East, representing less than 1% of total revenue, is included in "Rest of Europe" for Africa and the Near East and "Asia-Pacific" for the Middle East.

(1) Telecom, Media and Technologies


Cash flow and net investments
(in € million)
240
125
197
129
2000
2001
2002
2003
2004
309
308
111
81
58
Net investments
Operating cash flow

A rigorous policy designed to control capital expenditure has been in place since 2001; the effects are clearly visible. Moreover, there is a sharp improvement in cash flow in 2004 compared to 2003, driven by the Group's improved profitability.

Equity and net debt

(as of December 31 in € million)

Net debt

Equity capital

	2000	2001	2002	2003	2004
Equity capital	1,127	1,442	1,197	662	1,049
Net debt	408	703	664	642	226

Average number of employees

	2002	2003	2004
Total	18,864	16,343	14,898
Asia-Pacific	1,739	1,583	1,394
North America	5,588	5,409	5,057
Latin America	1,107	1,296	1,273
Europe	10,430	8,055	7,174

Europe

Latin America

North America

Asia-Pacific

→ The return to strong profitability, ongoing strict control of investments, and the success of the capital increase in October 2004 have completely transformed the Group's financial structure.
In addition, free cash flow before capital increase and impact of partial repurchases of 2006 Oceane bonds was a positive € 103 million, exceeding expectations.
Net debt at December 31 was cut by nearly two-thirds, declining from € 642 to € 226 million.
Today, with a debt to equity ratio (gearing) of 22% and a ratio of net debt/operating income before amortization of 0.9x at year-end 2004, the Group now has the capacity to generate its sustainable growth.

Report of the Board of Directors

Group Values

The Havas Group is rich in values and principles that have been shaped over the years through geographical and cultural development.

Based on the results of a study conducted with our personnel, our clients and the general public, we were able to define the 5 core values that best represent our Group's culture.



Applying smart, creative thinking to solve business problems
CREATIVE INTELLIGENCE
Understanding brands, business and people in all cultures
EMPATHY
DETERMINATION
Driving ourselves to meet and exceed business challenges
EXCELLENT PEOPLE CREATE EXCELLENT RESULTS
TEAM SPIRIT
RESPONSIBILITY
Combining enthusiastically with clients, with each other and with others to achieve shared goals
Embracing accountability and transparency in all our dealings

Our Definition of Sustainable Development

Sustainable development is a development of the company that is harmonious and responsible and which promotes:

– economic efficiency,
– the respect for all stakeholders (clients, suppliers, shareholders, employees, consumers),
– the preservation, appreciation and improvement of the environment for current and future generations.

Our vision of the Group's Corporate social responsibility

Alain Cayzac
Executive Vice-President
Chief Communications Officer



→ **Over the last decade sustainable development and the company's civic and Corporate social responsibilities have become crucial. Havas is raising the stakes by combining economic development, social equity and environmental protection. This approach is illustrated by the Group's Corporate governance practices, its commitment to all stakeholders and its Human Resources policy.**

— A Corporate social responsibility approach has alway been one of Havas' objectives.

It is systematically applied in our agencies as well as in the execution of our work. Havas, one of the world-leaders in the profession, strives to set an example through its involvement in various professional organizations that structure and regulate our industry. The list of our Group's long-term commitments is long. In the future, such commitments will have to be formalized more systematically, in accordance with our history, our values and our organization. Through the hard work of the men and women of the Group, solutions to these "new" responsibility challenges are slowly, but surely, taking a lasting form.

This responsibility toward all stakeholders (clients, suppliers, staff members, shareholders, society in general...), whether directly affected by our communications activities (agencies, consumer associations...) or simply involved in the Group's operations, is at the core of our sustainable development policy and provides a basis for value creation for our clients.

— In 2004, Havas made a clear commitment to sustainable development which is intended to become an integrated part of the company's strategy.

Our commitment in 2004 was confirmed by our membership to the Global Compact [1], and is marked by three noteworthy steps:

— the appointment of a Sustainable Development Director in charge of the concrete implementation of these new responsibility commitments within our management policies;

— the ratification of our Code of Ethics;

— the multiplication of our efforts to respect diversity, to engage in dialogue, and to make responsible investments (environmental, social...).

In 2005, we will build upon these foundations to create the basis for Havas' sustainable commitment. We know that we have a lot of work ahead of us and we will work steadily and persistently, and with modesty, to reach our goals.

(1) For more information concerning the Global Compact, please refer to the section entitled "Our membership to the Global Compact."

Conducting our business with responsibility



BBVA Consolidar Consolidar ART

Euro RSCG Buenos Aires, Argentina

Goal: to highlight the important role of elementary schools in providing education to prevent accidents at school and at home, using two well-known Argentinians as spokesmen: Borges and Favaloro.

Mission: the launching by BBVA Consolidar of a comprehensive prevention program aimed at 11,370 schoolchildren in Argentina.

Creative idea: Borges writing the first lines of his most famous work, *El Aleph,* thereby suggesting that his responsible attitude in school helped him to become successful.

Communications and advertising are impacted by and reflect consumer habits. But communications is also one of the principal methods by which companies can overtly engage in sustainable development activities.

Havas acts as a mediator between its client and the consumer, but must also uphold the ethical responsibility of the communications industry

The ethical regulations followed by our company derive, in large part, from organizations such as the BVP[1], self-imposed disciplinary policies and regulations conceived by professional organizations in all countries, and our own Code of Ethics.

As is customary in our field, we have adhered to several professional codes of ethics and practice through the various professional associations in which we are active members: EACA, AACC, AAAA[2]... Some of our managers are quite involved in these associations: Ron Berger, (AAAA Chairman since April 2004), Mercedes Erra (AACC President, 2002-2004, and current Vice-President), Alain Cayzac (AACC President, 1997-2001), Michel Nakache, (President of AACC Santé).

Examples of civic-minded campaigns with our clients





Comprehensive communications campaign illustrating the ill-effects of tobacco use, launched on January 1, 2004 by the British Heart Foundation (BHF & COI) and designed by Euro RSCG London, United Kingdom.

Following the ban on tobacco advertising in the UK, the BHF & COI sought to warn consumers against the dangers of tobacco use, especially those individuals which had attempted unsuccessfully to give up for good. The campaign was deliberately shocking, authoritative, and understanding, without turning smokers against it.

(1) BVP: *Bureau de Vérification de la Publicité* - the french Advertising regulations authority.
(2) EACA: European Association of Communications Agencies;
AACC: *Association des Agences Conseils en Communication* (French Association of Advertising Agencies);
AAAA: American Association of Advertising Agencies.

The goal was to sharpen their sense of responsibility without making them feel guilty and attacking their personal freedom. This campaign was centered around the existing link between tobacco use and cardiovascular problems. Particularily visual in nature, it explained the mechanism by which tobacco use contributes to arterial blockage. It appears to have played an active role in the decision-making process of 32% of British smokers having decided to quit. Peter Hollins, Director General of BHF explains: *"The effect out there on the streets was extraordinary - teachers asked for posters, GPs thanked us and smokers called to say we had saved their lives. Marketing doesn't get any better, or more rewarding, than this"*


Every cigarette we smoke makes
fatty deposits stick in our arteries.

Campaign against excess alcohol consumption, launched in November 2004 by the French Minister of Health and the French Institute of Health Prevention and Education (INPES), created by Euro RSCG C&O, France.

Beyond certain dangers of alcohol consumption such as alcoholism and drink driving, this campaign was aimed at alerting consumers of a risk often ignored: regular consumption, which is risky despite appearing to be moderate in nature. Comprised of three print ads and a television spot, it encouraged regular excessive drinkers to reduce their consumption in order to lower the risks of disease. It used the following slogan: *"Reduce your daily alcohol consumption: your body remembers everything."*





Corporate Sponsorship Division

EURO RSCG C&O

Corporate sponsorship is gaining importance as a means of promoting sustainable development: increase in the number of corporate foundations, donations, voluntary employee social initiatives, creation of sustainable development departments in many organizations...

Corporate sponsorship is often viewed as a crucial aspect of a company's commitment to social responsibility. Nevertheless, it remains complex and difficult procedure, particularly in terms of communications: How should one act? What should be done? ...

Against this backdrop and at the request of some of our clients seeking assistance in this area, a Corporate Sponsorship Division was created in January 2004 within Euro RSCG C&O. A specific marketing tool (observation of sponsorship practices in large companies) was developed to study and monitor corporate sponsorship policies in French corporations and, thereby, optimizing the offer to our clients.

Human Resources: growing from our multiculturalism and developing our diversity

In 2004, Havas concentrated its efforts in three main areas:

- Intensification of training programs
- Strengthening the diversity and cultural richness of the Group's employees
- Development of communications tools

Training initiatives


17%
8%
23%
14%
38%

17%	Communication initiatives (communication, personal development, etc.)
8%	Management initiatives
23%	IT and NICT[1] initiatives (computer-assisted publishing, interactive tools, etc.)
14%	Languages
38%	Professional techniques (design, finance, sales, marketing, media, HR, etc.)

A wide range of training opportunities are provided to the Group's employees.
The initiatives provided concern all of our business areas, and are consistent with the male-female ratio within the Group.

(1) NICT: New Information and Communication Technology

Intensification of training programs

The year 2004 was marked by several initiatives launched to promote continued training, retain our best resources and assist our staff members in building their careers.

At MPG, a "Skills Management Process" was implemented with the following three objectives:

- Identify talent within the organization
- Assist them in their development
- Offer a maximum of career opportunities

In addition, three training programs were developed:

- **the Catalyst Training Program,** designed to create a common methodology for staff members in order to help them better understand client needs and develop the most innovative and best-adapted solutions;
- **the Research Training Program,** a sales training program that teaches staff members how to improve the sale of MPG innovations;
- **E-Learning,** which offers employees the opportunity to select training sessions online.

To encourage staff members to travel and increase their knowledge of other teams, work areas and agencies, MPG has implemented a system that promotes professional mobility (inter-agency/international/inter-departmental) as well as exchanges within the global MPG network.

EURO RSCG Worldwide likewise launched a large number of initiatives. In addition to training programs available locally, three main programs were implemented on a global scale:

- **Euro RSCG 5i Talent Evaluation:** this international program allows for ongoing evaluation and identification of high-staff members potential staff members based on five areas of intelligence: creative, business, coaching, learning and emotional;
- **Creative Business Idea® (CBIs) Development** and **New Business Training:** in 2004, Euro RSCG Worldwide provided training for more than 500 people in more than 300 offices worldwide. Goal: continue to develop and teach CBI techniques. In addition, more than 375 staff members received New Business training;
- **Global Brands Job Swap:** this program, coordinated by Euro RSCG Worldwide in New York, allows people in different offices to trade jobs for a limited period of time, allowing local brand teams and global coordination team members to better understand their respective roles and vice versa.

Arnold Worldwide Partners implemented a "Talent Development Program" several years ago. This program aims to:

- develop and heighten staff members' awareness of Arnold's philosophy;
- encourage staff members to contribute to the network's profitability and success;
- help each staff member reach his/her maximum potential;

Male/female employee training ratio



Network	Men	Women
Arnold WW Partners	42%	58%
Euro RSCG WW	40%	60%
MPG	37%	63%
Havas Group	**39%**	**61%**


HAVAS GROUP
MEN
39%
61%
WOMEN

— reinforce a sense of team spirit and leadership;
— give employees training and resources to ensure their own success.

All year round, **Arnold University** offers workshops and seminars on various subjects and techniques such as negotiation, communication or presentation techniques. These workshops are led by renowned speakers, notably several professors from the prestigious Harvard Business School, or well-known creative directors. Arnold also offers more personalized training sessions in all its local agencies.

— Strengthening the diversity and richness of the Group's human capital

Crucial to our business, diversity is developed through:

— **industry initiatives:** in the USA, for example, the AAAA's Diversity Program in which we participate ("Operation Success") is aimed at increasing the representation of professionals from different cultural backgrounds in the agency business (http://www.aaaa.org/diversity);

— **our hiring and human resources policies:** MPG promotes the integration of disabled persons in the workplace. For example, MPG Barcelona hired in its mailing department an individual suffering from Down Syndrome (mental incapacity) who was sponsored by the Fundación Stela;

— Development of communications tools

We have intensified the dialogue between our various partners (shareholders, clients, general public, staff members). In 2004, new tools were created to increase information sharing and communication, especially internally. Thus:

— in July 2004, Havas launched "Havas Connections," a trilingual intranet (French, English, Spanish) which complements existing Division intranets;

— a new internal monthly newsletter, *Performance Update*, was created in April 2004. Designed to inform staff members within the Group about the main interdisciplinary initiatives taken to improve productivity (purchasing, insurance, IT ...), it joins the list of other existing internal newsletters: *Zoom-in* (Havas), *In the Press Today* (Euro RSCG), *AWP Coordinator Newsletter* (Arnold)...;



Age Pyramid

Havas Group


60 years and +
55-59 years
50-54 years
45-49 years
40-44 years
35-39 years
30-34 years
25-29 years
- 25 years
Men
Women
20% 15% 10% 5% 0% 5% 10% 15% 20%

ARNOLD WW PARTNERS


60 years and +
55-59 years
50-54 years
45-49 years
40-44 years
35-39 years
30-34 years
25-29 years
- 25 years
Men
Women
20% 15% 10% 5% 0% 5% 10% 15% 20%

EURO RSCG WORLDWIDE


60 years and +
55-59 years
50-54 years
45-49 years
40-44 years
35-39 years
30-34 years
25-29 years
- 25 years
Men
Women
20% 15% 10% 5% 0% 5% 10% 15% 20%

MPG


60 years and +
55-59 years
50-54 years
45-49 years
40-44 years
35-39 years
30-34 years
25-29 years
- 25 years
Men
Women
20% 15% 10% 5% 0% 5% 10% 15% 20%

The Havas Group age pyramid illustrates the strong representation of professionals aged 25-35 years (approximately 40% of total). The overall average age is 37 years old. The communications sector remains dominated mainly by young professionals.

Male/Female Composition

Women represent approximately 2/3 of the workforce, a trend that is confirmed in the three operational networks.

Network	Men	Women
Arnold WW Partners	42%	58%
Euro RSCG WW	36%	64%
MPG	37%	63%
Havas Group	**37%**	**63%**


HAVAS GROUP
MEN
37%
63%
WOMEN

Part-time Employees

In the Group as a whole, employees are granted a certain amount of flexibility: on average, more than 5% of employees have chosen to work part-time (2% for men and 8% for women).


HAVAS GROUP
100
90
80
70
60
50
40
30
20
10
0
2%
8%
5%
98%
92%
95%
MEN
WOMEN
TOTAL


ARNOLD WW PARTNERS
100
90
80
70
60
50
40
30
20
10
0
4%
11%
96%
89%
MEN
WOMEN


EURO RSCG WW
100
90
80
70
60
50
40
30
20
10
0
2%
8%
98%
92%
MEN
WOMEN


MPG
100
90
80
70
60
50
40
30
20
10
0
2%
6%
98%
94%
MEN
WOMEN

☐ Part time ■ Full time



Absenteeism

The total number of days of absence (excluding training and paid leave) for the Group is rather low. Absenteeism represents approximately 2% of the workforce over a one-year period.


MATERNITY LEAVE
38%
1%
AT
(1)
3%
OTHER
58%
SICK LEAVE

Pay Structure

As in other large international groups, the pay structure includes a fixed salary plus a variable component (or bonus), particularly for executives. This trend is observed throughout the Group and reflects the Group's intention to encourage individual performance.

Methods used to gather data for graphs: a Group-wide rationale takes form progressively

In accordance with the French NRE Law (New Economic Regulations), the Havas Group launched a global survey this past year to gather social data from the five countries in which our agencies have the largest number of employees (Spain, France, Mexico, the UK, and the US). Thanks to high response, we were able to collect sufficient data for a representative sample.
This approach will naturally be generalized throughout the Group in the near future.

(1) AT: Accidents in the workplace
(2) AACC : Association des Agences Conseil en Communication (french Association of Advertising Agencies)

A Culture Open to diversity. Interview with Mercedes Erra

Mercedes Erra, President of BETC Euro RSCG and Chairman of Euro RSCG France, Vice-President of the AACC[2], well-known for her involvement in associations promoting women's advancement, talks of her role in promoting parity and diversity within the Group.

Mercedes Erra, you actively promote the integration of women in the workplace and often take part in debates on women and the economy. Can you explain the reasons behind your commitment to male/female diversity?
I have always considered equality between the sexes to be a simple, powerful and crucial idea. I have always found it to be an enriching concept, for women, of course, but also for men.
Let me share a story: one day I joined a committee comprised of a large number of managers of French advertising agencies. There were 25 men; I was the only woman. I thought at the time that we still had a long way to go.

In your opinion, why are there so few women holding top management positions in Europe?
Many things must be examined in order to answer this important question. Firstly, equality was only recently recognized by the law. I am not talking of the right to vote or to have access to contraception, but of the simple right to do the same studies as boys, to be in the same schools, to apply for the same jobs. This only dates back 30 years or so. The HEC (Hautes Etudes Commerciales) School of Management only

began admitting women in 1976. Now that equality exists on that level, the most difficult job is yet to be accomplished: changing mentalities. There are too many women who worry about not having fulfilling private lives if they are "too" successful in their professional life. Few men ask themselves this question, even though it is very important.

Women have started working in France. But they are still basically carrying the responsibility for running the family alone. Statistics about the sharing of tasks have shown little progress.
Finally, aside from obstacles placed in the way by a company and its lack of adaptation to new couples where both men and women work, there is still the fundamental, complex and subtle problem of a woman's self-confidence and assurance.
This confidence cannot be built in a day: time is a key factor.

Would you call yourself a militant for the rise of women to key positions?
My approach is simple, but it means a lot to me. Women often ask me to tell my own story, my own background. I am delighted to do this because some may be able to find encouragement to go ahead and gradually build up their own confidence. Once they have confidence, everything becomes possible.
It goes without saying that I support all individuals, men and women, fighting for this important issue. Fadela Amara, an extraordinary woman, fights everyday with her movement *"Ni Putes Ni Soumises"* so that France doesn't take a step backwards.
I also back the work of Nicole Ameline as part of the Equality Label.
Lastly, I have great admiration for the *Elle* Foundation because it is spearheaded by a magazine that, every week, raises issues related to women.

How do you strive for these ideals at BETC?
I simply try to ensure that my female staff members believe strongly in their ability to succeed. I am surrounded by women I find brilliant. I admit that I'm proud of this fact.
We're trying to earn the Equality Label (*label Égalité*). Muriel Fagnoni, Human Resources Director, is heading this project.

Are you in favor of a hiring policy based on quotas?
I do not differentiate between male and female candidates. The best candidate wins. Nevertheless, I do believe it is necessary to maintain a certain balance in our business. A balance between men and women always seems ideal to me.

You have said that your commitment to diversity is not limited to the cause of working women. Can you talk to us about BETC's approach in favor of homosexuals?
BETC's culture is about openness. Therefore, all causes that promote equality and liberty are important to us.
In May, we will support a campaign against homophobia led by a homosexual organization: an exhibition on this theme will be held in the *Passage du Désir* in Paris.

What can you tell me about the *International Women's Forum* that will soon take place?
The goal is to bring women together to examine today's major economic and social problems. Naturally, the Forum is open to both women and men. It will, however, definitely give us a chance to listen to women's points of views that are too seldom heard, and it could also provide new solutions to the world's great debates.
Also, importantly, this Forum will support continuing struggles for women's rights, which are unfortunately still not respected in many regions of the world.

→ Diversity in our services
Euro RSCG Latino
Hispanic communications agency

The Hispanic or "Latino" community has experienced the biggest growth among all ethnic groups in the United States, where it wields a strong influence. Consequently, Euro RSCG Worldwide created a new integrated communications agency, Euro RSCG Latino, specialized in communications targeted to the Hispanic community. The creation of Euro RSCG Latino was one of the initiatives taken following the results of the Latino Prosumer Pulse study conducted in February 2004, which provided an innovative insight into this complex community.
During its first year of existence, Euro RSCG Latino has already won three accounts and won the AdAge Hispanic Creative Awards for its work on Yahoo! España and the Disneyland theme parks.

→ Our business and our services to clients

Arnold Boston, for example, has created a department specializing in diversified communications. *Arnold Cultural Insights*, which develops brands tailored to very specific consumer groups, such as urban, African-Americans, Hispanics...

→ Diversity in the selection of our suppliers

This is illustrated particularly in the United States by the Group's participation in the Supplier Diversity Program of the NMSDC[1] starting in early 2005. This program promotes the hiring of suppliers controlled by minority individuals.

(1) NMSDC: National Minority Supplier Diversity Program.

Creativity Serving Society

→ Our commitment to society is expressed through:
- pro-bono campaigns
- cultural patronage
- local initiatives

Pro-bono campaigns

When certain topics are particularly important to us and we can put our expertise to work to promote charitable causes, we participate in the creation of pro-bono fundraising campaigns. The following are a few examples of campaigns created by our agencies:


WE ASSURE YOU, THERE ARE WORSE PLACES YOU COULD BE.

→ Amnesty International
Euro RSCG Malaysia, Malaysia

Goal: to heighten public awareness of acts of torture and persecution and encourage donations to Amnesty International.

Creative idea: put everyone in the shoes of a potential torture victim through the comparison of his/her own pain with that of torture victims. What better time to grab the public's attention than when they are in the dentist's chair? Three shocking images were placed on the ceiling, directly above the chair in which the patient sits. A box was placed nearby to collect donations. The campaign was so successful that several dentists asked to keep the posters up permanently!

→ La Mie de Pain
BETC Euro RSCG, France

A free campaign composed of prints, a press campaign, and a TV advertisement.

The association "*La Mie de Pain*" has provided aid to the homeless since 1887, offering more than 600 meals and 442 beds each night, anonymously and unconditionally.
Last May and November, BETC Euro RSCG offered its expertise to create an image for the association and launch a new collection drive for the winter of 2004.


MISERABLE
M° Le Coutre
Proche voies 0,95 m².
A ceux qui n'ont pas la chance d'avoir un toit, La Mie de Pain offre chaque soir 442 lits.
Tél. : 01 45 89 43 11
LA MIE DE PAIN. UN LIT POUR CEUX QUI N'EN ONT PAS.
Envoyez vos dons : 18, rue Charles-Fourier. 75013 Paris.



→ **Boston Children's Hospital**
Arnold Boston

A free campaign composed of three 30" TV ads, 3 posters and one online study

Goal: to promote the Boston Children's Hospital to parents by associating it with the best pediatric medical treatment in the region, using the slogan *"CHB is THE best place for specialized pediatric care."*

Creative idea: help parents understand that their child is being cared for in the best-way possible by using three key concepts: Optimism (the treatment provides effective care), Innovation (anything is possible using cutting-edge treatment), Devotion (the staff does everything it can to make the child's stay as pleasant as possible and to take care of the family's needs).

Results : since the launch of this campaign, a larger number of parents (+26%) state that they would be more likely to consider taking their child to the CHB should the needs arise.

— Cultural patronage

At the heart of creativity, Havas sponsors numerous cultural and artistic activities: sponsorship of young artists, donations to museums, allocation of exhibition space within the agencies...

— **MPG** is particularly active in this area. It sponsors several museums and foundations: Whitney Museum of America, Guggenheim Museum, Fundación del Museo del Prado, Fundación del Museo de Arte Contemporáneo de Barcelona, Fundación Príncipe de Asturias...

— Local initiatives

Throughout the world, our agencies contribute to the improvement of living conditions in the areas where they are located.

— In New York, **MPG NYC** encourages its staff members to devote part of their time to inner-city children (from underprivileged urban zones), particularly through summer activities and creative workshops. The staff members also take part in volunteer activities such as the decoration of hospitals and schools or the sponsorship of various activities for children.

- **MPG Mexico & DIF NAUCALPAN** also came together with all of their employees and their families last January 7, to celebrate the *Día de Reyes* (Epiphany). The goal was to collect donations for social assistance programs in the Mexico City region. During this event, 400 toys and food rations to feed 360 families for one month were distributed.

A Question for Peggy Nahmany, Director of External Relations and Sustainable Development

— Where do you plan to focus your efforts primarily?

Our first goal will be to identify best practice and communicate them throughout the Group. All sectors within the Group will be involved in this preliminary evaluation: production, human resources, purchasing, logistics, marketing, communications... At the end of this inventory-taking process, we will define precise goals. Clearly, our priority is to develop a tangible culture of sustainable development within the Group. Of course, this process will necessarily be gradual, because this culture must be shared by all.



We want your opinion!

All comments, questions or suggestions for improvement concerning the Sustainable Development section of this report should be sent to the following address: sustainability@havas.com

Our membership to the Global Compact



THE GLOBAL COMPACT

www.unglobalcompact.org

— The Global Compact international voluntary initiative was launched on January 31, 1999 by Kofi Annan, Secretary-General to the United Nations

This movement brings together corporations, UN agencies, labor, and the general public to support ten universal principles which relate to human rights, labor standards, the environment and the fight against corruption.

Like MPG in October 2002, Havas chose to join the Global Compact in April 2003 to illustrate the commitment of all its divisions and agencies. Havas was the first French communications group to sign the Global Compact.

Havas aims to get its divisions, agencies and staff members more actively involved in the ten principles defined in the Global Compact. This involvement has already taken form in several tangible initiatives:

— the creation and implementation of a Code of Ethics for the entire Group;

— the adoption of ethical rules for the sector through for instance the EACA, AACC, BVP, AAAA [1].

(1) EACA: European Association of Communications Agencies; AACC: *Association des Agences Conseils en Communication* (French Association of Advertising Agencies); BVP: *Bureau de Vérification de la Publicité* (French Office of Advertising Control); AAAA: American Association of Advertising Agencies.

Entrance Hall at Havas, Suresnes

Outside view of,
Havas headquarters, Suresnes
Old façade of the Coty factory

Arnold offices in Boston

Our Environmental Policy

→ Our environmental impact is not the same as that of heavy industry: we have no factory or site that could damage the environment. Nevertheless, the activities of our 14,900 staff members, like that of our suppliers, have a significant impact on our planet.



Our agencies, located in diverse regions throughout the world, are not subject to a Group environmental policy. Nevertheless, many of them do apply strict recycling and energy consumption guidelines. Specifically, they work with certified suppliers and develop many initiatives for recycling paper and ink and sorting waste. This is true, for example, at Euro RSCG London, Euro RSCG Chicago, HAVAS headquarters in Suresnes, and MPG New York.

MPG has taken this idea even further by encouraging the activities of environmental protection associations: *Fundación Natura* (Preservation of forests in Brazil, Nicaragua, Spain...), www.plantatuarbol.com (Internet site where one tree is planted for each registered click...) To minimize the impact of our activities, we hope to better coordinate our environmental initiatives among our various agencies.

— Close-up on Havas in Suresnes, France

Havas was responsible for selecting an architecture that takes account of the environment. Our new facilities in Suresnes have been designed to limit their ecological impact.

Regulated energy consumption

Energy consumption at the headquarters is controlled in several ways:

— the design of the building itself ("Blue Air" façades made of double-skinned glass with an air space, and blinds with photosensitive cells between the two layers of glass of the façade);

— installation of a static air conditioning system with cold beams using the natural movement of air;

— implementation of a centralized technical management system.

Recycling

The recycling program concerns, in particular, used computer equipment (contract with companies that pick up old equipment and recycle the materials effectively) as well as copy machine ink cartridges.





→ Arnold Boston was listed among the "Best places to work" in Massachusetts by the *Boston Business Journal*. This award recognizes companies that make great efforts to attract and retain their staff members and create the best possible working conditions for them.

Shareholder relations

Stock Market performance

2004 began well, with the share price reaching its high (€ 5.03) on January 19 and its low on September 8 (€ 3.34). The share closed the year at € 4.20, declining 1.4% over the year. Nonetheless, this decline compares favorably to the communications sector (- 2.3%). In two years (in comparison to December 31, 2002), the Havas share gained 21.7%, in line with the sector trend.

The year 2004 was marked by a return to positive organic growth, a strong improvement in the Group's results, and by the capital increase with preferential subscription rights announced on September 16 and completed on October 19, 2004. The number of Havas shares rose from 306,196,659 at December 31, 2003 to 428,832,440 at December 31, 2004. The capital increase, which was well received by the market, allowed partial repurchases of the OCEANE 2000/ 2006 bonds and, as a result, substantially improved the Group's financial structure. Between September 16 (date of the announcement of the capital increase) and the end of the year, the Havas share gained 10%.

Since the beginning of 2005, to March 31, 2005, the share price has increased a further 7%.

Ownership structure


TREASURY STOCK
6.9%
1.7%
9.4%
11.4%
70.6%
INVESTISSEMENTS

Havas share performance

(from December 31, 2002 to December 31, 2004)


Average daily trading volume
Share price (in €)
5.03
3.34
2002
2003
2004
2005
12/31
01/31
02/28
03/31
04/30
05/31
06/30
07/31
08/31
09/30
10/31
11/30
12/31
01/31
02/29
03/31
04/30
05/31
06/30
07/31
08/31
09/30
10/31
11/30
12/31

Three year per share data

in € (unless otherwise stated)	2004	2003	2002
High	5.03	4.64	10.26
Low	3.34	1.93	2.61
Price at December 31	**4.20**	**4.26**	**3.45**
Number of shares issued at December 31 (in thousands)	428,832	306,197	305,219
Market capitalization at December 31 (in millions)	1,801	1,304	1,053
Net income, before amortization of goodwill, Group share	**0.27**	**(0.56)**	**0.29**
Net income, Group share	0.12	(1.24)	0.07
P/E ratio at December 31	15.6x	na	11.9x
Net dividend	**0.07** [1]	**0.047**	**0.084**
Dividend tax credit (*Avoir fiscal*)	n.a.	0.023	0.042
Total dividend	0.07	0.07	0.126
Net yield at December 31 (%)	1.7%	1.1%	2.4 %

(1) proposed to the Annual Shareholders' Meeting of June 9, 2005

Following the capital increase with preferential subscription rights of October 19, 2004, the 2002 and 2003 per-share data were adjusted by a multiplier coefficient of 0.93254.

Determination of the number of shares used to calculate earnings per share (EPS)

	12.31.2004		12.31.2003		12.31.2002	
	Issued at December 31	Used to calculate dilution	Issued at December 31	Used to calculate dilution[1]	Issued at December 31	Used to calculate dilution[1]
Common stock	428,832,440	348,438,532	306,196,659	305,249,769	305,219,028	304,625,507
Treasury stock	- 7,434,117	- 7,904,083	- 7,614,663	- 8,240,494	- 9,629,547	- 9,867,763
Basic number of shares		**340,534,449**		**297,009,275**		**294,757,744**
Havas stock options	32,651,060	1,364,815	24,517,052	707,192	22,830,536	1,016,754
Snyder SNC stock options	2,412,997	13,716	3,191,594	16,472	5,682,821	46,909
Circle.com stock options	78,762	35	106,341	32	171,902	28
Stock Purchase options	4,406,598	118,605	6,217,896		6,135,158	1,453,004
1999 OCEANE bonds	0	0	9,395,094		9,261,947	9,181,927
2000 OCEANE bonds	9,733,665		27,100,727		32,104,465	
2002 OCEANE bonds	47,301,275	46,811,703	43,325,581		42,697,674	26,157,630
Total issued at December 31, 2004	**517,982,680**		**412,436,281**		**414,473,984**	
Number of diluted shares		**388,843,323**		**297,732,971**		**332,613,996**

The exercise of all options and the conversion of all convertible bonds would result in the creation of **92,177,759** new shares, which would raise the capital stock from **428,832,440** shares at December 31, 2004 to **521,010,199** shares, representing a maximum potential dilution of **21%**. However, if the Havas market price did not exceed **12.60 euros** (which represents a tripling of the price of **4.20 euros** at December 31, 2004), certain options would not be exercised and certain bonds would not be converted. In that case, only **70,820,755** new shares would be created; in this case the potential dilution would be **17%**.

(1) The calculation method of the EPS is explained in the note 1.2.13 of the annex of the consolidated financial statements.

Change in capital in 2004

As at December 31, 2003, the capital stock amounted to € 122,478,663.60 represented by 306,196,659 shares with a par value of € 0.40. The capital stock was increased during the year by 122,635,781 shares, or 28.6% of the shares at December 31, 2004:

— 1,061 new shares from bond conversions;
— 105,228 shares from the exercise of Havas stock options;
— 16,088 shares in exchange for SNC shares of Snyder Communications, Inc. through the exercise of stock options;
— 122,513,404 shares through subscription to the capital increase of October 19, 2004, in the ratio of 2 new shares for 5 existing shares.

As at December 31, 2004, the capital stock amounted to € 171,532,976 represented by 428,832,440 shares with a par value of € 0.40.

As of December 31, 2004, the company held 7,434,117 shares in treasury stock which have no voting rights. To the best of the Board of Directors' knowledge, the company's ownership structure and voting rights were as follows:

	Shares	Voting Rights
Bolloré Médias Investissements	20.2%	20.5%
Board of Directors, Executives and employees [1]	0.4%	0.4%
Treasury shares	1.7%	-
Public	77.7%	79.1%
Total	100.0%	100.0%

(1) In addition, it is also specified that the companies controlled by the family of Leopoldo Rodés Castañe and Fernando Rodés Vilà held 2.6% of the shares and 2.6% of the voting rights at December 31, 2004.

As of March 31, 2005, the company held 7,377,197 treasury shares. To the best of the Board of Directors' knowledge, the company's ownership structure and voting rights were as follows:

	Shares	Voting Rights
Bolloré Médias Investissements	20.4%	20.7%
Sebastian Holdings Inc.	4.9%	5.0%
Board of Directors, Executives and employees [1]	0.4%	0.4%
Treasury shares[2]	1.7%	-
Public	72.6%	73.9%
Total	100.0%	100.0%

(1) In addition, it is also specified that the companies controlled by the family of Leopoldo Rodés Castañe and Fernando Rodés Vilà held 2.6% of the shares and 2.6% of the voting rights at March 31, 2005.
(2) On April 12, 2005, 2,852,000 treasury shares were sold.

Declarations of legal thresholds by Havas shareholder (January 1, 2004 to March 31, 2005)

Threshold percentage crossed by	Threshold declared	Date declared	% of capital	% of voting rights
FMR Corp./ Fidelity International Limited	Under 10% of capital	Feb 26, 2004	9.97	10.19
Vincent Bolloré through Financière du Loch and Nord Sumatra Investissements	Over 5% of capital	July 30, 2004	5.10	5.22
Fidelity International Limited	Under 5% of capital	Aug 11, 2004	4.93	5.06
M. Vincent Bolloré through Financière du Loch, Nord Sumatra Investissements, Compagnie du Pont l'Abbé and Financière de Sainte-Marine	Over 10% of capital	Sept 7, 2004	10.40	10.65
Morgan Standley & CO. International Ltd	Over 5% of voting rights	Sept 27, 2004	4.96	5.09
Morgan Standley & CO. International Ltd	Under 5% of voting rights	Oct 7, 2004	4.88	4.9995
M. Vincent Bolloré through Financière du Loch, Nord Sumatra Investissements, Compagnie du Pont l'Abbé and Financière de Sainte-Marine	Over 20% of capital	Oct 11, 2004	20.19	20.69
Bolloré Médias Investissements (indirectly controlled by Vincent Bolloré) [1]	Over 20% of capital	Dec 22, 2004	20.14	20.50
Sebastian Holdings Inc.	Over 5% of voting rights	March 17, 2005	4.91	5.001

(1) Financière du Loch, Nord Sumatra Investissements, Compagnie du Pont l'Abbé and Financière de Sainte-Marine no longer hold shares of Havas stock.

To the best of the Board of Directors' knowledge, no other shareholder owned, directly or indirectly, more than 5% of the company's shares or voting rights at December 31, 2004 and March 31, 2005. The difference between the percentage of voting rights and of shares is entirely due to the shares held in treasury stock, which are stripped of voting rights.

Employee profit-sharing

As at December 31, 2004, 215,000 shares held by employee shareholders were recorded; this number, as defined by law, includes only the shares which are collectively managed or shares that may not be freely disposed of by the holders.

In 2004, the company acquired no shares for allotment to employees.

You will find information on the company's transactions in its own shares and on the adjustment of the OCEANE bonds (2000/2006 - 2002/2009) in the Additional Information section.

Investor relations

In 2004, Havas focused particularly on institutional investors in France and the United Kingdom. 140 "one on one" meetings took place at the Group's headquarters. Roadshows were held in France, the UK, and Italy. Havas participated in five investor conferences in the United States and in London and Paris.

The Group published 33 press releases destined to the financial community, 24 of which were issued by its divisions to inform the financial community of operational developments within the Group.

Havas completely revised its Internet site in September 2004, enriching it with new pages (including a page devoted to OCEANE bonds) as well as new features. The search options were significantly improved and a new, user-friendly graphic tool to analyze the market price was set up.

Creation of a Shareholders' Club

A survey of individual registered shareholders and those present at the last Shareholders' Meetings was conducted to learn more about their information needs. Following this survey, the Shareholders' Club was launched. Shareholders receive regularly throughout the year information letters about the Group's business, strategy and objectives along with invitations to events specially chosen for them.

→ To join the Havas Shareholders' Club and receive your membership card, please send your contact details (adress and/or email) to:

Martine Fitoussi
2, allée de Longchamp
92281 Suresnes Cedex
martine.fitoussi@clubactionnaires.havas.com

Codes of quoted securities

Euronext	ISIN
Shares	FR0000121881
New shares (quoted ex-dividend)	FR0010152504
OCEANE 2000/2006 bonds	FR0000180747
OCEANE 2002/2009 bonds	FR0000188476

Nasdaq

ADS (American Deposit Share) Ticker : HAVS
One ADS corresponds to one Havas share.

Contacts

Investor/Analyst Relations
Stéphane Houri - Virginia Jeanson
Tel.: 33 (0) 1 58 47 91 35 / 91 34
stephane.houri@havas.com
virginia.jeanson@havas.com

Shareholders' Club
Martine Fitoussi
Tel.: 33 (0) 1 58 47 91 23
martine.fitoussi@clubactionnaires.havas.com

Share register Service
Jean-François Fondeur
Tel.: 33 (0) 1 58 47 90 79
jean-francois.fondeur@havas.com

Calendar

1st quarter 2005 revenue	**May 10, 2005**
Annual Shareholders' Meeting	**June 9, 2005**
Dividend payment date	**June 14, 2005**
1st half 2005 revenue	**August 3, 2005**
1st half 2005 results	**September 8, 2005**
3rd quarter 2005 revenue	**November 9, 2005**
4th quarter 2005 revenue	**Early February 2006**
2005 annual results	**Early March 2006**



3rd
4
2
700



Letter from
Jacques Séguéla
Executive Vice-President
Chief Creative Officer

“At the 2004 Cannes International Advertising Festival, Havas brought home 25% of the awards in the most prestigious category: TV Film Gold Lions.”



Let's get our brains working!

“How can we not think about the future? We're doomed to spend the rest of our lives there.” Woody Allen

By choosing our Peugeot 206 ad as the best television campaign of the year, the *Gunn Report* 2003 (authoritative global rating reference) brought us into the small group of world creative advertising leaders. We had no choice but to improve our position yet again in 2004. We met this challenge.

At the Cannes Festival in June, the arbitrator of the business, our network received the most awards of all in the most prestigious Gold Lion TV Film Advertising category. We came home with 25% of the awards. Our agencies in France, Thailand and Argentina were in the spotlight while those in the United Kingdom, the Netherlands, Italy, the USA and Brazil were successful in other categories.

The Gunn Report confirmed this success in November. We can boast six in the Top 50 of the best global campaigns, two of which are in the top six. Thus, we won 10% of the awards on a market share of 5%[1]. The fact that we are twice as creative as our weight in the market is proof of our excellent health. We have therefore started 2005 out on the right foot.
But we remain humble. Advertising is in a constant state of transformation. And the rhythm is accelerating.

Consumers in the 21st century have little in common with those of the 20th century. More fickle and more finicky, more nervous and more nervewracking, more assaulted and more aggressive, today's consumers demand better products at lower prices.

(1) Source: 2004 Gunn Report estimate.

Everything must be available 24 hours a day, 7 days a week, and the Internet has become the encyclopedia of consumption. One out of three shoppers make their choices on the internet. Electronic media have taken over the world. Right in step with this movement, our advertisers demand better service at better prices from our agencies. They require a return on their investment. The American adage, "I know that I waste one out of every two dollars I spend. The problem is, I don't know which one," no longer applies. Our response to this dilemma can be summed up in three words: Creation, Integration, Innovation.

— Creation

It all starts with an idea. Not just any idea, an idea that can sell. Conscious that in response to globalization, there has been a reaffirmation of national identities, as reflected, first and foremost, by advertisements.

When we created our first agencies in China, a country in which we are currently ranked among the TOP 5, 90% of advertising was "made in America" or was an imitation thereof. Now, 90% of Chinese advertising is written by the Chinese, produced by the Chinese, acted by the Chinese, for the Chinese.

In the past, our campaigns were global: targeted to the world at large. Now they are increasingly "GLOCAL": they have a universal stamp but are conceived in respect of the roots, values, perceptions and humors of their countries. Each of our agencies is forced to be at the top of the business in their country.

— Integration

It all starts with an idea. It starts and ends with the idea. Products *are inseparable from their advertising, and agencies are inseparable* from their campaigns. But, in the end, the idea is only a minute particle suspended in space and time. Its destiny depends upon its nature, while its force, adaptation and the tools used to advertise it act like particle accelerators. This is especially true in a world where messages and media have multiplied ad nauseam. The only cure for this rampant disease is the use of the complete range of advertising weapons. From advertising to special offers, from lobbying to the Internet, from PR* to DM**. An isolated message no longer has a better chance of success than the "single thought."

Therefore, each of our subsidiaries integrates the use of all the fields in the business under one single management, one single brand, one single philosophy and one single roof.

Without this arsenal, the brand can no longer be competitive in the commercial war.

— Innovation

It all starts with the idea, but the idea wouldn't be anything without the media that communicate it: the host of newspapers, channels, amplified even further by the exponential proliferation of new electronic means of diffusion. Media are now called upon to participate in the design of campaigns right from the start. Like creation in the past century, will the media be the driving force behind our brands in this century?

We can already see that media hype is giving way to proximity, *reputation is making way for complicity and impact is being* replaced by collaboration. Advertising now co-produces informative and fiction shows, films and music and will soon become "advertainment", an integral part of this entertainment society that is replacing the society of consumption. Consumers are gloomy. It's our job to make them dance to the upbeat tune of the *new media mix. Advertising must add life to our years, not years* to our life.

With our hearts and our talent, we'll make their lives better.



In the past, our campaigns were global: targeted to the world at large. Now they're increasingly GLOCAL."

* Public Relations
** Direct Marketing

WaterBoy
(TV) for Danone, Evian

→ BETC EURO RSCG, FRANCE



Rocky / Big Shock / Retirement
(TV) for 118 118

- Silver Lion, Cannes International Advertising Festival
- 1 bronze, The One Show
- 1 gold, 3 silvers and 1 bronze, British Television Advertising Awards
- Gold, Golden Drum Awards
- Gold, IPA Marketing Effectiveness Awards



THE NUMBER
118-118

Shards O'Glass
(TV) for American Legacy Foundation

- Bronze Lion, Cannes International Advertising Festival
- 2 awards, Hatch Awards
- Winner, Outstanding Website Awards



Toys
(TV) for

- Gold Lion, Cannes International Advertising Festival
- Bronze, EuroBest
- First prize, Mobius Awards

International Advertising Awards
Gold and silver, the New York Festivals
Directing Award, European Automobile Advertising Film Festival

Futs
(Print) for INPES

- Bronze, Clio Awards
- First Press Prize, Mobius Awards
- Distinction, D&AD Awards
- Prize, Strategies Grand Prix

No to Radiation
(Print) for Esperanza de Vida Foundation

- Silver, Globes Awards – The MAA VWW Awards
- 1 silver FIAP
- 2 bronzes, New York Festivals



CREATION


TOBACCO KILLS
1200
PEOPLE A DAY.

1 200
(TV) for American Legacy Foundation

→ ARNOLD BOSTON, USA

Kill Bill Kill Bill, Tititanic, X...X...X...

(TV) for Soken DVD

→ EURO RSCG FLAGSHIP, THAILAND



heroine while she is holding
in the bathroom
SOKEN DVD...PLAYS SMOOTHLY.

S...es
(Print) for Volkswagen Beetle

- Bronze, Clio Awards
- Bronze, Andy Awards
- 1 silver, International Auto...tive Advertising Awards



Perfect Partner
for Habitat

- 1 Bronze Lion, Cannes International Advertising Festival



The New Beetle Convertible.

B...e Bo... Squares/Ch... Reacti...
(TV) for Volkswagen Beetle

- Best of Show and 1st prize, Mob...
- Silver, New York Festivals



Eiffel tower
for C-Bon Maestro Gel

- Silver, New York IAI
- Distinction, IAI, China's Advertising Works Yearbook Awards
- 2 bronzes, Guangzhou Daily Cup National

Annual Report
for Bic

- Grand prix, Strategies, Business Edition 2004
- Grand prix, Strategies, Annual Report



Fatty Cigarettes
for British Heart Foundation

Third most awarded direct marketing campaign in the world

1st campaign in the UK

- Golden Watch, Golden Drum
- 1 gold, Eurobest Awards
- 1 Silver Lion, Cannes International Advertising Festival





Divisions

HAVAS is a global multicultural communications group, organized into three operating divisions and headquartered in Paris.

Euro RSCG Worldwide

Arnold Worldwide Partners

MPG – Media Planning Group


ARNOLD WORLDWIDE PARTNERS
14%
MPG
18%
68%
EURO RSCG WORLDWIDE

2004 revenue by division
(excluding sold companies)

Euro RSCG Worldwide

Geographical breakdown of 2004 revenue[1]

NORTH AMERICA 38%
ASIA-PACIFIC 7%
LATIN AMERICA 4%
EUROPE 51%

"Euro RSCG Worldwide improved its results in 2004 across the board – creativity, financial performance, new clients, new talent and new ways of thinking. This new competitiveness is the direct result of the steps we have taken to reorganize the division, streamline our operations and re-align our focus. I am pleased to recap the key milestones on our path to positive change. Euro RSCG's continuing transformation has achieved notable results and has set the stage for future growth. Our goal is to become the leading integrated communications network worldwide."

Jim Heekin,
Chairman and CEO, Euro RSCG Worldwide

— Business description

Three principal pillars serve as the foundation for Euro RSCG Worldwide's service offering:

— **provide Creative Business Ideas® for its clients...** innovative ideas that drive profitable growth;

— **develop these ideas through its focus on the Prosumer®...** information-empowered, influential consumers who set the pace of the marketplace;

— **deliver these ideas through its unique integrated communications model** called 'Power of One'.

Euro RSCG Worldwide was founded in 1991 and provides advertising, marketing, corporate and interactive communications solutions for global, regional and local clients through fully-integrated Power of One organizations. Today, the division operates in 75 countries, through directly owned subsidiaries, affiliates or partnerships, and is organized into five regions: Europe, North America, Latin America, India/Middle East and Asia Pacific. Euro RSCG Worldwide is among the leading global communication networks alongside McCann-Erickson Worldwide, BBDO Worldwide, JWT and Publicis.

— Strategy for growth and development

Continuous disruptive change is the new status quo for business. This has created a new communications landscape in which clients are increasingly demanding more demonstrable returns on their marketing dollars and more integrated solutions to their marketing communications challenges.

Euro RSCG Worldwide's strategy focuses on the client: Creative Business Ideas®, the Prosumer® and Power of One were designed to meet this need for creative business-building ideas, great responsiveness to changing market conditions, comprehensive integration and faster execution across all disciplines.

— Activity in 2004

This was a year of achievement that saw Euro RSCG Worldwide on the move across the globe:

— On a global, regional and local level, Euro RSCG has won significant new business from premier client companies such as Charles Schwab, Schering-Plough, Heineken USA, Danone, GlaxoSmithKline, American Standard, Novartis, Eurotel, Sanofi-Aventis, SanDisk and ING. As a result of these wins, *Advertising Age* ranked Euro RSCG second in global and pan-european account wins in 2004;

— The division ranked among the top ten most awarded global agencies in creative recognition, according to the *Gunn Report*, and won 13 Cannes Lions. TV commercials for Evian, Peugeot and Soken DVD were among the most honored ads throughout the world;

— Euro RSCG attracted world-class talent in every discipline and region. New management was appointed in the USA, the UK, Germany, the Netherlands, Mexico, Argentina and in several other countries in Latin America. New Executive Creative Directors have been appointed in the USA, the UK and Germany. A new global talent evaluation system to identify future managers was rolled-out, true to the network's belief that people are the lifeblood of a creative enterprise;

— Euro RSCG 4D, a new global marketing services brand, was launched, integrating 118 agencies in 42 countries under one banner. It now ranks as one of the largest direct marketing networks of its kind[2]. Significant new business has already come from clients such as Citibank, Diageo, Glaxo-SmithKline, Lexmark, Aetna, Heinz, Michelin;

— North America was a key engine of the division's turnaround. The head agency in New York won several of the best known competitions this past year;

— Euro RSCG Life, the healthcare communications agency, delivered dynamic growth. The agency was honored with the "2004 Agency of the Year" Award from *Medical Marketing & Media;*

— Euro RSCG Magnet, the public relations agency, acquired new senior management and won new clients including Yahoo! Hot Jobs and Comcast;

— Prosumer Pulse®, the world's first global online study designed to identify trendsetters, the 20-30% of consumers who influence markets in every category and country, became an enormously powerful intellectual asset, driver of the Euro RSCG brand reputation and new business tool. The study was completed in ten countries and affords clients a wealth of data to design highly-targeted marketing efforts;

— Euro RSCG launched a series of tools for the creation of global brand images and the development of Creative Business Ideas to improve the network's offering.

Euro RSCG Worldwide has entered 2005 with the right blueprint, talent, intellectual and creative firepower and dedication to growth essential to success.

(1) Revenue in Africa and the Near East is included with Europe and revenue in the Middle East is included with Asia Pacific.
(2) Source: Adweek, February, 21, 2005

Arnold Worldwide Partners

Geographical breakdown of 2004 revenue (excluding sold companies)

NORTH AMERICA 70%
FRANCE 24%
REST OF EUROPE 4%
ASIA-PACIFIC 2%

"The year 2004 saw a major improvement in Arnold Worldwide Partners' performance, with significant growth in revenue and in profits. These results were driven by excellent new business success, especially in the US, and growth from current clients, as well as the results of the restructuring in 2003.
The company's focus on creativity, new business and its current clients has produced a strong base of business heading into 2005."

Ed Eskandarian,
Chairman and CEO, Arnold Worldwide Partners

Business description

Arnold Worldwide Partners is a network of agencies renowned for their creativity. The division is firmly anchored in the USA, Canada and France, but is also present in Spain, Italy, China, the UK and Australia.

Arnold counts among its major clients large global groups such as Volkswagen, McDonald's, Goodyear, Pfizer, Levi's and France Telecom, all preferring a mainly local approach.

The organization competes locally with advertising agencies such as DDB and TBWA or even top independent creative agencies such as Deutsch, Crispin Porter Bogusky and Mother.

Strategy for growth and development

The highly successful creative agencies of Arnold Worldwide Partners are located in strategic countries. The network's mission is to provide unique solutions to meet the needs of a growing number of regional and global clients. Global clients select agencies with a responsive and agile organization that are able to deliver highly creative integrated communication services on a the local level.

Arnold Worldwide Partners' development strategy is to maintain, develop and strengthen its creative reputation and ability in those markets where the network is already present. In specific cases, strategic acquisitions will be considered to extend geographic coverage in key markets or strengthen the network's position where it is already present.

Activity in 2004

After the significant restructuring in 2003, the Arnold network refocused itself on providing its clients with highly creative advertising.
2004 has been another great year for Arnold Worldwide Partners in terms of creative awards.

Over 300 awards were won by AWP's different agencies. Arnold US got the lion's share, but the division's other agencies in the UK, France, Italy and Australia were also highly successful. Nearly all agencies received awards in the most prestigious international professional events: Cannes International Advertising festival, Effies, Andys, New York Festival, One Show, and Art Director Clubs. In August 2004, Creativity Magazine announced Arnold Boston was the third most awarded agency in the USA. Even more significantly, Arnold Boston was ranked #9 by the *Gunn Report* in 2004 (the *Gunn Report* is the industry's leading global creative ranking). Arnold Boston is one of the nine agencies which have been in the *Gunn Report*'s table of honor every year since the Report was created six years ago. Finally, again in the *Gunn Report*, Arnold Worldwide Partners moved in 2004 from the "Fledgling Networks" category which it had been leading for a number of years, to the official traditional networks category... where it landed the #13 rank (with one-tenth of the number of agencies of its main competitors).

2004 was an excellent year for new business, thus confirming the effectiveness of the division's strategy. The first good news in 2004 was the announcement that Fidelity preferred to stay with Arnold after a pitch against all the other leading international agencies. Then followed a series of important gains, particularly in the USA, with Tysons Foods, Pfizer, Goodyear, Delta Faucet, Vonage, Polaris and Gillette. Important losses for the year were limited to the US Coors and Welch groups.

In April, WCRS, the London agency, was sold back to its managers, with Arnold retaining a 25% stake. WCRS will remain the London base of the network. In Spain, following the acquisition of two small agencies in 2003, the network's presence was simplified and strengthened with the merger of all the Spanish agencies into a single structure, Arnold Spain, and the expansion of the agency's direct marketing and interactive capabilities.

MPG

Geographical breakdown of 2004 revenue (excluding sold companies)

EUROPE 72.5%

REST OF THE WORLD 27.5%

"MPG's expertise in marketing communications and media helps deliver maximum sales and brand equity to our clients while optimizing their communication investment and minimizing costs. Our progressive tools, sharp strategy and global network guarantees our clients get the most out of their communication investments and ensures that media makes a difference."

Fernando Rodés Vilà,
Chairman and CEO, Arnold Worldwide Partners

Business description

MPG, the media network of Havas, offers a full range of services including strategic planning , media buying and consulting. Created in 1999 through the merger of two specialized media agencies (Media Planning, founded in 1978, and Mediapolis, created in 1980), MPG currently offers integrated and comprehensive global services in more than 49 countries through its subsidiaries, affiliates, and partners. Via at least one of its three brands (Media Planning, Media Contacts, Arena) or specialized agencies, MPG offers its clients traditional, interactive and below-the-line solutions, market research, efficiency measurement, sports marketing, sponsorship, cultural communications, integrated entertainment solutions and many other services.

Strategy for growth and development

MPG is focused on continuing to strengthen its geographic coverage, to upgrade its Integrated Communications Planning, and to reinforce its market offer by being the agency that best understands "how communication works".

More and more clients are looking for integrated communications planning and buying solutions on a global basis. MPG's strategy is to develop a global network and an organization that is capable of working across geographies and disciplines to be able to take full advantage of all the new opportunities and deliver the best ROI (return on investment) across every communication channel. Systems are being permanently upgraded to enhance strategic thinking. Training for employees to widen their knowledge of new markets, or new disciplines is being deployed. Catalyst, the internal knowledge management system is launching several projects to capture, distribute and use best practices around the Group. Finally, through the application of new techniques such as neuro-marketing, ethnography, anthropology and others, the division is aiming to deepen its knowledge of the consumer.

Geographic development in 2005 will be focused on completing the division's global presence by establishing MPG in North and South East Asia through a combination of new start-ups, franchise agreements, affiliates and acquisitions of established companies and strengthening the start-ups begun in 2004.

Activity in 2004

Last year, MPG began operations through new agencies or franchise agreements in Algeria, Bolivia, Canada, Croatia, Estonia, Ireland, Morocco, Mauritania, Slovakia and Tunisia. EHS Brann expanded into Argentina, Arena made its debut in Columbia, and Media Contacts developed its presence in Belgium.

In addition to this expansion, new management teams were brought into MPG Germany and MPG Netherlands. The year marked the creation of a new international media-buying department to achieve greater structural optimization and cost savings. This department will help establish group policies in the areas of media buying and global negotiations with suppliers.

MPG has had an excellent year in new business, in particular by winning clients such as Goodyear, Tyson Foods, San Disk and Vonage in the USA, Volkswagen in Spain, Argentina, Mexico and Nicaragua, SNCF in France, PSA in Belgium, Walmart in Mexico and Coca Cola and CTI Movil in Argentina.

According to RECMA, MPG France and Carat share the position of market leader. MPG's efficient strategic planning and media buying were honored with several awards for innovation:

— MPG Spain and MPG Portugal were each elected "Best Agency of the Year," respectively, by the Spanish and Portuguese advertising magazines, *Control* and *Meios e Publicidade;*

— for the second consecutive year, MPG Argentina won the Jerry Goldenberg Award for "Excellence in Communications" in the Media Agency Category;

— MPG Chile won the Gold award (Best Use of Innovation) for its Whiskas campaign for Masterfoods and its campaigns for Peugeot 407;

— MPG UK received the prestigious Channel 4 "TV Planning Award" for its "Learn" campaign for Orange;

— at the US Adtech Conference, Media Contacts and ING Direct's "Save Your Money" campaign was elected "Best in the Campaign Optimization" category and was a finalist in the "Best Direct Marketing" category.

— at the Spanish Interactivéa awards, Media Contacts won three times: a Golden Award for the Turespaña/Segitur online campaign, a Silver Award for the Nike Freestyle online campaign and, in the best integrated campaign category and a Silver Award for Repsol's Paris Dakar campaign.

Ongoing improvement in the Group's performance

7 transversal projects

2004 was a major year for lasting improvement in the Group's operational performance and strengthening of internal procedures. Major projects were led in seven key areas: real estate, travel, general purchasing costs, insurance, administrative back-offices, information systems, and central structures. In this last area, the Group's major functions were analyzed and responses have already been formulated to optimize resources.

Real estate

The first priority was the implementation of the restructuring plan announced in September 2003. A definitive solution has already been found for over 67% of the 73,000 m² in question. Systematic centralization of all real estate commitments was implemented in order to optimize management of the commitments made and prevent new problems. These measures, coupled with permanent efforts by local teams, have put the Group back amongt the best in the sector. Finally, the first property sale in the United States was completed at the end of 2004.

Travel

A worldwide Group travel policy was developed. At the same time, the addition of new travel service providers (travel agencies, airlines, trains, hotels, etc.) was accelerated. A reduction in travel management





Agnès Audier
Executive Vice-President
Chief Performance Officer

administrative costs was also initiated. This policy was successfully implemented: travel costs were contained, despite a substantial increase in travel driven by a more aggressive commercial presence desired by the management.

— General purchasing costs

At the end of 2004, 80% of general costs were potentially covered by master agreements in the four largest countries for Havas: United States, France, the United Kingdom and Spain. Certain agreements were global, particularly in information systems and travel. In addition, territorial extensions of local contracts were initiated, particularly in the Netherlands and Germany. The consolidation of volumes helped to provide some excellent results. The first contracts in production purchases were also signed.

— Insurance

Efforts focused on the renegotiation of insurance premiums, the implementation of new risk prevention programs, and restructuring the administrative management of insurance.

— Administrative back-offices

In France, 2004 was marked by the creation of *Havas Finance Services*, the company that will provide payroll and accounting services to all structures in this country. As of mid-March 2005, over 95% of our French activities benefit from these services. In the United Kingdom, the Maidstone back- office project was launched and it is developing as planned. In the United States, the first concrete implementation of a back-office project was the creation of a common payroll service for the Euro RSCG agencies; the accounting and financial section is expected to make substantial progress in 2005.

— Information systems

In this area, efforts were focused on projects to reorganize infrastructures by country, particularly in France, the United Kingdom, and the United States. In these last two countries, 2005 will be a major year for implementation, while the projects are almost completed in France.
A global IT committee composed of the major IT managers was also formed. The objective is to coordinate efforts and pool projects in a variety of areas: information security, email, content data base projects, extranet and intranet... Continuing in line with efforts already made, Group validation of the principal projects will be established in the first half of 2005 to optimize capital expenditures and human resources.

— Central structures

2004 was marked by a permanent goal to limit corporate expenses.

A number of projects were completed, function by function, to improve not only direct costs, but also administrative management costs, the quality of procedures, and the compatibility of procedures with new legislative and regulatory requirements. As a result:
— a program to systematically reduce the number of legal entities was started;
— an intranet covering all Group procedures and information was created;
— a single department responsible for corporate legal issues was set up in France;
— an information system to keep track of major creative awards was developed;
— some functions were outsourced.
All these projects will be resolutely continued in 2005 to boost the responsiveness and performance of the Group.

Corporate Governance

Board of Directors

Alain de Pouzilhac (1)
Chairman and Chief Executive Officer

Alain Cayzac (2)
Executive Vice-President,
Chief Communications Officer

Ed Eskandarian (3)
Executive Vice-President,
Chairman and Chief Executive Officer,
Arnold Worldwide Partners

Leopoldo Rodés Castañe (4)
Chairman of the Board, MPG

Fernando Rodés Vilà (5)
Executive Vice-President,
Chief Executive Officer, MPG

Jacques Séguéla (6)
Executive Vice-President,
Chief Creative Officer

INDEPENDENT DIRECTORS (I)

Michel Boutinard Rouelle (7)
Vice-President, Group Press Activities
La Poste Group

Richard Colker (8)
Managing Partner, Colker,
Gélardin & Co.

Pierre Lescure (9)
Chairman and Chief Executive Officer,
Anna Rose Production

Jacques Mayoux (10)
Vice-Chairman, Goldman Sachs Europe

Thierry Meyer (11)
Chairman of the Compensation
and Selection Committee

Patrick Soulard (12)
Deputy Chairman, Banque de Financement
et d'Investissement
Société Générale

Clément Vaturi (13)
Permanent representative of Société Centrale
d'Investissements et Foncière – SOCIF

Committees of the Board of Directors

STRATEGIC PLANNING COMMITTEE

Leopoldo Rodés Castañe, Chairman
Alain de Pouzilhac
Michel Boutinard Rouelle
Pierre Lescure
Jacques Mayoux

AUDIT COMMITTEE

Richard Colker, Chairman
Michel Boutinard Rouelle
Clément Vaturi

COMPENSATION AND SELECTION COMMITTEE

Thierry Meyer, Chairman
Pierre Lescure
Clément Vaturi

Auditors

– UNTIL THE 2005 ANNUAL SHAREHOLDERS' MEETING:

STATUTORY
François Bouchon
Yves Lépinay et Associés – FIDINTER

ALTERNATES
Michel Sibi
FNEC - FIDUCIAIRE NATIONALE D'EXPERTISE COMPTABLE

– AFTER THE ANNUAL MEETING

STATUTORY
Yves Lépinay et Associés – FIDINTER
FNEC - FIDUCIAIRE NATIONALE D'EXPERTISE COMPTABLE

ALTERNATE (SUBJECT TO APPROVAL OF THE RELEVANT RESOLUTIONS):
Emmanuel Villaeys
COREVISE

Executive Management

Alain de Pouzilhac,
Chairman and Chief Executive Officer

Jacques Hérail,
Chief Financial Officer

Jim Heekin,
Chairman and Chief Executive Officer,
Euro RSCG Worldwide

Fernando Rodés,
Chief Executive Officer, MPG

Ed Eskandarian,
Chairman and Chief Executive Officer,
Arnold Worldwide Partners

Jacques Séguéla,
Executive Vice-President,
Chief Creative Officer

Alain Cayzac,
Executive Vice-President,
Chief Communications Officer

Agnès Audier,
Executive Vice-President,
Chief Performance Officer

David Smail,
Executive Vice-President,
Worldwide General Counsel

Jean de Yturbe,
Senior Vice-President,
Business Development

Contractual Auditors

ERNST & YOUNG

(I) See page 69 for the criteria that define independent directors under NASDAQ regulations.


Board of
Directors
1
2
3
5
6
7
8
9
10
11
12
13

Biographies of Board Members

— Alain de Pouzilhac, Chairman and Chief Executiver Officer since 1989.
Alain began his career at Publicis Conseil, a French advertising company, in 1969 as an Assistant Account Executive. In 1970, he joined the French advertising company DDB as Account Executive, later becoming Account Supervisor.
In 1975, he was appointed Chief Executive Officer of Havas Conseil, a subsidiary of Eurocom later named HCM, then HDM, becoming Chairman and Chief Executive Officer in 1982. In 1989 he was appointed Chairman and Chief Executive Officer of Eurocom, today known as Havas.

— Jacques Hérail, Executive Vice-President (not a Board member).
Jacques is a graduate of the *Institut d'Études Politiques* and the *École Supérieure des Sciences Économiques et Commerciales* (ESSEC), and a French certified public accountant. He began his career at the accounting firm Arthur Andersen in 1976. In 1984, he was appointed Finance Director of Havas Conseil (which became HCM, then HDM). In 1989, he became Chief Financial Officer of Eurocom, now named Havas. He was appointed Executive Vice-President and Chief Financial Officer of Havas in April 1992.

— Alain Cayzac, Director since June 1992.
A graduate of *Hautes Études Commerciales* School of Management (HEC) and of Berlin University, Alain began his career with a five-year stint with Procter & Gamble as Assistant Brand Manager, then Brand Manager. He entered the advertising industry in 1969 when he joined the NCK agency. In 1972, he was one of the founding Associate Directors of RSCG where he was appointed Chairman in 1984. Following the 1992 merger of RSCG and Eurocom, today known as Havas, he became Chairman of Euro RSCG France, then was appointed Chairman of Euro RSCG Worldwide.
He was appointed a Vice-President of Havas in 1997. Initially responsible for setting up and developing Havas Sports, he subsequently took over responsibility for Specialized Services, before assuming his current position as Chief Communications Officer. He served as Chairman of the French Association of Advertising Agencies (AACC) for five years, and was a Member of the Executive Committee of the *Mouvement des Entreprises de France* (MEDEF), a confederation of French businesses, for three years. Currently, he is Chairman of the *Paris Saint-Germain* ("PSG") Sports Association.

— Ed Eskandarian, Director since September 2000.
A graduate of Villanova and Harvard University, Ed began his career as a scientist with NASA. In 1971, he became Senior Vice-President of the Humphrey Browning MacDougall advertising agency, and was appointed Chairman and CEO in 1981. When the agency was acquired by London-based WCRS, he became Chairman and Chief Executive of the new entity.
In 1990, Ed decided to launch his own communications agency and acquired Arnold & Co. He joined the Havas Group in 2000 following the acquisition of Snyder, becoming Chairman and Chief Executive Officer of the new division, Arnold Worldwide Partners.

— Leopoldo Rodés Castañe, Director since May 2001, Chairman of the Strategic Planning Committee
A graduate of Barcelona University, Leopoldo set up the *Tiempo* advertising agency in 1958 where he served as Chairman and CEO until 1984. In 1985, he was named Chairman of "Barcelona 92," the organization he founded to support Barcelona's bid for the 1992 summer Olympics, and he went on to become a member of the Barcelona Olympics executive committee from 1986 to 1992. From 1994 to 1996, he was a member of the international advisory board of Repsol, a Spanish oil company. Since 1999, he has served as Chairman of the Havas Media Planning Group in Spain. He is Chairman of the *Fundació Museu d'Art Contemporani de Barcelona,* and also served as Vice-Chairman of the Spanish bank *Urquijo* until 2004.

— Fernando Rodés Vilà,
Director since January 2001.

After earning an economics degree from UCB, Fernando began his career in finance in the capital markets department of Manufacturers Hanover Trust. In 1988, he joined *Banco Español de Crédito (Banesto)*, a Spanish financial institution. Appointed Chief Executive Officer of Media Planning SA in 1994, he, along with his brother Alfonso and the managing team, helped to build the company into the leading media agency in Spain, Portugal and Latin America. When Media Planning SA joined the Havas Group in 1999 to form the Media Planning Group (MPG), Fernando became CEO of the new division.

— Jacques Séguéla,
Director since June 1992.

Jacques Séguéla, who holds a Phd in Pharmacy, began his career as a reporter for Paris Match and then for France Soir. In 1969, he created RSCG, which merged with Eurocom in 1992 to form Euro RSCG Worldwide, today known as Havas, where he became Vice-President Chief Creative Officer. He is the author of numerous books on advertising and has been involved in several election campaigns for political figures.

— "Independent Directors"

Because Havas is listed for trading on Euronext in Paris and on the NASDAQ in New York, the criteria for the independance of the Havas Directors are based on the recommendations issued in France (resulting from the Bouton and AFG reports) as well as the mandatory regulations governing the NASDAQ.

Among other things, an independent director, as set by NASDAQ criteria:

— may not be, or have been for the last three years, an employee of the company or of one of the companies of the Havas Group;

— may not have had a significant economic relationship with the company or the Group for the last three years, either directly or through a member of his/her family or a company controlled by the directors or by a member of his family;

— may not have received more than USD 60,000 per year in compensation from the Havas Group during the last three years, with the exception of directors' fees.

As of 2005, you will be asked to strengthen the expertise and independence of the Board (see presentation of the resolutions) with the addition of:

— one independent director, as defined by NASDAQ and Bouton rules, as an audit committee Financial Expert in conformity with the new SEC regulations, and whom the Board will appoint to the Audit Committee;

— two directors who meet not only the NASDAQ criteria for independence, but also the criteria set forth in the Bouton and AFG reports (which are different from the NASDAQ criteria).

The Board of Directors currently has seven independent members based on the NASDAQ criteria, and three independent members according to the criteria set forth in the Bouton Report.

— Michel Boutinard Rouelle,
Director since March 1997.

A graduate of the *Institut d'Études Politiques de Paris* and the *École Nationale d'Administration* (ENA), Michel began his career in government and public affairs, before becoming Advisor to the Prime Minister in 1986. After joining Vivendi Universal Publishing, a French media group, in 1989, he held the position of Chairman and Chief Executive Officer of Vivendi Universal Publishing's affiliate Havas Media Communication from 1995 to 1999. He served as Vice-Chairman of the Executive Committee of Vivendi Universal Publishing from 1997 to 1998. He became an independent consultant in 1999 and, in June 2003, joined *La Poste* Group as Vice-president in charge of print media. He is also a Member of the Havas Audit Committee and, since September 2003, has served on the Strategic Planning Committee.

— Richard Colker,
Director since June 1995, Chairman of the Audit Committee

A graduate of Michigan State University, Richard began his career in the Finance Department of Wells Fargo Bank N.A. in 1969. From 1976 to 1983, he served as Vice-President of *Banque de la Société Financière Européenne*, a French financial institution. From 1983 to 1990, he was Managing Director, Investment Banking, and a Member of the London Management Committee of the investment bank Kidder, Peabody International Ltd and of two of its affiliates. He is currently Managing Partner of Colker, Gelardin & Co., a private investment company.

Pierre Lescure,
Director since June 1994.
A graduate of the Paris *Centre de Formation de Journalistes*, Pierre started his career in radio. He then moved into television, where he held a variety of positions. In 1984, he participated in the launch of France's first private TV channel, Canal+, becoming Chief Executive Officer in 1986. In 1994, he was appointed Chairman and CEO of Groupe Canal+ and, in 2001, Chief Operating Officer of Vivendi Universal. He left Vivendi Universal and Groupe Canal+ in April 2002. In November of the same year, he was elected to the Board of Directors of Thomson Multimedia. Pierre has been a member of the Strategic Planning Committee since September 2003 and has served on the Compensation and Selection Committee since May 2004.

Jacques Mayoux,
Director since August 1988.
A graduate of *Hautes Études Commerciales* School of management (HEC) and the *École Nationale d'Administration* (ENA), Jacques began his career in government, holding a variety of offices within the French Ministry of Finance beginning in 1952. He served as Chief Executive Officer of Crédit Agricole from 1963 to 1975, then Chief Executive Officer of Sacilor until 1982, and Chairman and CEO of Société Générale from 1982 to 1986. He is currently Vice-Chairman of Goldman Sachs Europe and Honorary Chairman of Société Générale. He has been a member of the Havas Strategic Planning Committee since September 2003.

Thierry Meyer,
Director since June 1995,
Chairman of the Compensation
and Selection Committee.
A graduate of the Université Libre de Bruxelles and Harvard University, Thierry began his career in 1964 at Philips Electronics N.V., a Dutch electronics company, in its marketing department. From 1969 through 1990, he served as Chairman of several subsidiaries including Philips France. From 1990 to 1995 he was a Member of the Group Management Committee of Philips, serving successively as Chairman of Philips Consumer Electronics and Chairman of its European divisions. From 1995 to 2002 he was a Board Member and Advisor to a number of multinational companies, principally in the telecommunications field.

Patrick Soulard,
Director since December 1999.
A graduate of IEP de Paris and ENA, Patrick began his career as a civil servant, holding various positions in the Ministry of Finance from 1977 to 1986. In 1986, he joined BNP where he held the positions of Financial Affairs Director, CEO of Banexi and member of the BNP General Management Committee. In 1996, he joined Société Générale as Senior Banker. He is currently Deputy Chief Operating officer of Banque de Financement et d'Investissement Société Générale.

Clément Vaturi,
Permanent representative of SOCIF
(Société Centrale Immobilière et Foncière),
Havas director since August 1988.
A graduate of Massachusetts Institute of Technology, Clément has been Chairman of the Board of Directors of Société Immobilière Hôtelière since 1983 and majority shareholder of its subsidiary, SOCIF, since 1984. As well as being a Director of Havas, he has been a member of the Audit Committee since July 2000 and a member of the Selection and Compensation Committee since October 2001.

Other corporate positions held by company officers

— Alain de Pouzilhac,
Chairman and Chief Executive Officer
(Term as Director expires in 2006)

→ Other positions within the Havas Group:
— Chairman-Chief Executive Officer: Havas International
— Chairman: Arnold Worldwide Italy (Italy)
— Vice-Chairman: MVBMS Euro RSCG Inc.(United States)
— Director: Colorado, HA Pôle Ressources Humaines, Euro RSCG Brussels SA (Belgium), Euro RSCG Milano Srl (Italy), Euro RSCG España SA (Spain), Media Planning Group SA (Spain), Havas UK Ltd (UK), EHS Brann Ltd. (UK), Euro RSCG London Ltd. (UK), Havas North America Inc. (United States), Havas Holdings Inc. (United States)
— Permanent representative of Havas: Euro RSCG, Devarrieux Villaret, W & Cie, Havas Sports Group, W Printel, Le Nouvel Eldorado
— Permanent representative of Havas International: Providence

→ Other positions outside the Havas Group:
Director: Kaufman & Broad (France)

— Jacques Hérail,
Executive Vice-President

→ Other positions within the Havas Group:
— Executive Vice-President and Director: Havas International
— Director: Euro RSCG Life, Euro RSCG, Devarrieux Villaret, Le Nouvel Eldorado, Providence, Havas North America Inc. (United States), Euro RSCG Worldwide Inc. (United States), Euro RSCG Holdings Corp. (United States), DAD Management Inc. (United States), Euro RSCG Brussels (Belgium), Media Planning Ltd. (UK), Euro RSCG Holdings Ltd. (UK), Havas UK Ltd. (UK), Snyder Group Ltd. (UK), Havas Holdings Inc. (United States), EHS Brann Ltd. (UK), Havas Shared Services Ltd. (UK)
— Member of the Supervisory Board: BETC Euro RSCG
— Manager: Havas IT, Havas Finances Services

→ Other positions outside the Havas Group:
None

— Michel Boutinard Rouelle,
Director
(Term as Director expires in 2005)

→ Other positions within the Havas Group: None

→ Other positions outside the Havas Group:
— Chairman: Établissement de Communication et de Production Audiovisuelle de La Défense (E.C.P.A.D.)
— Director: LIGC, Société de Transport de Presse (S.T.P.)

— Alain Cayzac,
Director
(Term as Director expires in 2006)

→ Other positions within the Havas Group:
— Director: Havas Sports Group, Euro RSCG, Euro RSCG C&O, Colorado, Euro RSCG 4D, Havas North America Inc. (United States), Field Research Corporation Inc. (United States), Havas Shared Services Ltd. (UK), Moon Street Ltd. (UK) HR Gardens (Belgium), Euro RSCG España (Spain)
— Permanent representative of Havas: W Management de Marque et Design, HA Pôle Ressources Humaines
— Vice chairman et Managing Director: Havas Shared Services Ltd. (UK), Moon Street Ltd. (UK)
— Executive Vice-President: Euro RSCG Riley (UK)

→ Other positions outside the Havas Group:
Director: Amaury Group

— Richard Colker,
Director
(Term as Director expires in 2006)

→ Other positions within the Havas Group:
Chairman of the Audit Committee

→ Other positions outside the Havas Group:
Managing Partner: Colker, Gélardin & Co. (UK)

— Ed Eskandarian,
Director
(Position as Director expires in 2007)

→ Other positions within the Havas Group:
— Chairman: Arnold Worldwide Partner Chicago Inc. (United States)
— Chairman & CEO: Arnold Worldwide Partners LLC (United States), Arnold Worldwide LLC (United States)
— Director: Devarrieux Villaret, Arnold Worldwide Italy (Italy), Arnold Worldwide New York, Inc. (United States), WCRS Ltd. (UK), Arnold Brand House (Australia), Arnold Worldwide Canada (Canada), Arnold Worldwide Spain (Spain).
— Management Committee Member: Mckinney & Silver LLC (United States)

→ Other positions outside the Havas Group:
— Director: Get Well Network (United States)
— Board of Trustees: Dana Farber Cancer Institute, University of Richmond
— Board of Overseers: Boston Symphony Orchestra

— Pierre Lescure,
Director
(Term as Director expires in 2007)

→ Other positions within the Havas Group: None

→ Other positions outside the Havas Group:
— Chairman and CEO: Anna Rose Production
— Chief Executive Officer: We Never Sleep
— Director: Thomson
— Member of the Supervisory Board: Lagardère SA, *Le Monde*

— Jacques Mayoux,
Director
(Term as Director expires in 2006)

→ Other positions within the Havas Group: None

→ Other positions outside the Havas Group:
— Vice-Chairman: Goldman Sachs Europe
— Honorary Chairman: Société Générale
— Advisor: Euris Cie Européenne d'Investissements
— Director: Altra Banque

— **Thierry Meyer,**
Director
(Term as Director expires in 2005)

→ Other positions within the Havas Group:
Chairman of the Compensation and Selection Committee

→ Other positions outside the Havas Group:
None

— **Leopoldo Rodés Castañe,**
Director
(Term as Director expires in 2007)

→ Other positions within the Havas Group:
— Chairman of the Strategic Planning Committee
— Chairman: Media Planning Group SA (Spain), Media Planning Group SA de CV (Mexico)
— Manager: Media Planning Group LLC (United States)

→ Other positions outside the Havas Group:
— Chairman: Mutua Asepeyo, Invermay S.I.M.C.A.V.
— Director: Sogecable SA, Gas Natural SA, La Caixa, Christie's International Europe

— **Fernando Rodés Vilà,**
Director
(Term as Director expires in 2006)

→ Other positions within the Havas Group:
— Director: MPG France, Media Planning, Media Planning Group SA de CV (Mexico), Media Planning Publicidade (Portugal), Media Contacts Corporation (United States), Media Planning II Servicios (Portugal)
— Chairman and Director: Media Planning International Corp. (United States)
— CEO: Media Planning Group SA (Spain)
— Manager: Media Planning Group LLC (United States)

→ Other positions outside the Havas Group:
None

— **Jacques Séguéla,**
Director
(Term as Director expires in 2005)

→ Other positions within the Havas Group:
— Director: Euro RSCG, Arnold Worldwide Spain
— Permanent representative of Euro RSCG SA: Euro RSCG C&O

→ Other positions outside the Havas Group:
— Chairman of the Supervisory Board: Emotion Pictures
— Director: Compagnie du Monde

— **Patrick Soulard,**
Director
(Term as Director expires in 2007)

→ Other positions within the Havas Group: None

→ Other positions outside the Havas Group:
— Director: Financière et Foncière de Participation (FFP), Geneval, SG Cowen Securities Corp., SG Securities Asia, Boursorama.

— **Société Centrale Immobilière et Foncière – SOCIF,**
Director
Represented by **Clément Vaturi**
(Term as Director expires in 2007)

→ Other positions within the Havas Group: None

→ Other positions outside the Havas Group:
None

Board Committees

— Report of the Strategic Planning Committee

The Strategic Planning Committee was set up by the Board of Directors at the end of 2001, to assist in formulating the Group's medium and long-term development objectives and to assist the Group in defining the strategy of the company and divisions.

Members:

Animated by an ongoing concern to respect the spirit of the rules of corporate governance since 2003, the Strategic Planning Committee has five Directors, including three (the last three) chosen from among the independent Directors [1].

- Mr. Leopoldò Rodès Castañe, Chairman of the Committee
- Mr. Alain de Pouzilhac,
- Mr. Michel Boutinard Rouelle,
- Mr. Pierre Lescure,
- Mr. Jacques Mayoux.

In addition, at the invitation of the Committee, various people have regularly attended meetings dealing specifically with their areas of expertise.

Activities of the Strategic Planning Committee in 2004

The Strategic Planning Committee met five times in 2004.

At each of its meetings, the Strategic Planning Committee carefully monitored the implementation of the strategic reorganization and restructuring announced on September 18, 2003. In particular, it reviews the results of the Group in terms of new business development along with the progress and results of the cost-cutting and improvement performance programs.

In addition, the Strategic Planning Committee was consulted prior to the partial repurchases of the 2006 OCEANE bonds (maturity on January 1, 2006), and on the capital increase decided for this purpose at the meeting of the Board of Directors on September 15, 2004. Moreover, Management informed and consulted the Committee on the changes in the shareholding structure of the Group after Mr. Vincent Bolloré acquired an interest in the company and required to be represented within the corporate bodies of the company.

For 2005, in addition to its ongoing contribution in the definition and selection of the company's strategic goals, the Strategic Planning Committee will continue to monitor the efforts to reduce costs, improve performance and the development of new business.

(1) As defined by the NASDAQ regulations, the criteria of which are stated on page 49.

— Report of the Audit Committee

Members:

The Audit Committee is appointed by the Board of Directors of Havas.

Since July 2000, it has been composed of three Directors:

— Mr. Richard Colker, Chairman of the Committee

— Mr. Michel Boutinard Rouelle,

— Mr. Clément Vaturi.

These three Directors are considered to be "independent" [1].

In addition to the three members of the Committee, the following persons attend meetings at the invitation of the Committee:

— the Chief Financial Officer,

— the General Counsel of the Group,

— the Statutory Auditors,

— the contractual outside Auditors,

— the Vice-President of Internal Audits,

— the Manager of the Internal Control Project,

— the financial managers of the Group deemed necessary to provide information to the Committee.

(1) As defined by the NASDAQ regulations, the criteria for which are stated on page 49.

Mission

The Charter of the Audit Committee approved by the Board of Directors states that the Committee is responsible for reviewing:

— the interim and annual corporate and consolidated financial statements of the Company and the Group established in accordance with French generally accepted accounting standards before they are submitted to the Board of Directors, and the accounts established in accordance with US GAAP in the Form 20-F filed with the SEC in the United States;

— the control environment and the organization of internal control within the Group;

— specific accounting issues and options concerning the presentation of the financial statements.

During its meeting on December 10, 2003, the Committee approved a change in its charter to bring it into compliance with the new NASDAQ rules and the French Law on Financial Security; this amendment was approved by the Board of Directors on March 3, 2004.

Activities

In 2004, the Committee met six times and conducted two telephone meetings to review the financial statements to be published and to deal with issues that the Committee had decided to discuss.

In addition to the financial statements to be published, the Committee considered the following items:

— the completion of the 2004 Internal Audit Plan, the review of the principal conclusions of missions conducted, discussion of the 2005 Internal Audit Plan and the criteria for coverage of Group operations, a review of resources and the 2005 budget for the Internal Audit;

— the progress of the Helios project intended to prepare the Group for compliance with the requirements of the French Law on Financial Security and the Sarbanes Oxley Act (Section 404) in terms of Internal Control. In addition to regularly monitoring the entire project, the Committee reviewed certain specific procedures of the Group's Management Policies and Principles, as well as the action plan and 2005 budget, including internal resources, consultants and specific audit fees;

— the organization established for the publication of the financial statements of the Group in accordance with the international IFRS standards as of 2005. The impact of the new major standards for the Group was discussed as clarifications on the doctrine were provided;

— approval of the missions performed by and a review of the fees allocated to the Statutory Auditors and the Contract Auditors;

— a review of the most significant litigation, and a review of the financial communication on major events such as the 2004 Grey acquisition project, the capital increase, the signature of the "club deal" credit line and the partial repurchase of the convertible bonds.

— Report of the Compensation and Selection Committee

This report prepared by the Committee was presented at the meetings of the Havas Board of Directors on March 2 and April 7, 2005. The purpose of this report is to present the Committee, its role and the work it performed in 2004.

— 1. Presentation of the Committee and Corporate Governance

Members

The Compensation and Selection Committee, appointed by the Board of Directors, consists of three Directors. Juan March Delgado, who did not wish to be re-elected as a director, was replaced by Pierre Lescure.

— Mr. Thierry Meyer, Chairman of the Committee
— Mr. Clément Vaturi,
— Mr. Juan March Delgado, until May 26, 2004,
— Mr. Pierre Lescure, since May 27, 2004.

All members of the Compensation and Selection Committee are independent as this is defined by the NASDAQ regulations[1]. Within Havas, they serve only as Directors. Likewise, aside from their compensation as directors, they have no other compensation from the Group.

On April 7, 2005, the Board of Directors nonetheless decided that, at the end of the next Annual Meeting, it will review the membership of the Compensation and Selection Committee so that Committee members are only independent directors both as defined by NASDAQ regulations and the recommendations of the Bouton report.

Role of the Compensation and Selection Committee

The mission of the Compensation and Selection Committee may be summarized as follows:
— review and present recommendations on all components of the compensation, including structure, amounts, criteria and performance objectives, paid to the Chairman and CEO, the Chief Financial Officer, and every other executive of the Group or other Officer who performs key functions within Havas;
— review the basis for granting stock options to the foregoing executives;
— review the compensation mechanisms that have an impact on the Havas capital stock;
— recommend the total amount of directors' fees and, if appropriate, the method to be used to allocate this amount among the individual Directors;
— provide an opinion on the succession plans for the Chairman, the Chief Executive Officer, and the selection of Directors and executives for key positions or with high potential.

Meetings and activities of the Committee

The Committee met five times in 2004 and 4 times between January 1 and April 7, 2005.

Each meeting of the Committee is preceded by one or more working preparation meeting organized by the Chairman.

During both Committee meetings and the preparation meetings, the Committee is assisted by one or more independent experts which it has personally selected and which only the Committee has the power to dismiss. The assistance provided by these independent experts consists primarily of establishing comparative market analyses and technical opinions.

— 2. Work conducted by the Compensation and Selection Committee in 2004

— 2.1 Continued review of the Havas compensation policy

The spirit of the compensation policy, since its creation by the Compensation Committee, is driven by the desire to motivate the executives of the Group by closely associating them with the objectives of the shareholders. This is reflected in the following principles:
— the total compensation packages and structures are reviewed annually in relation to comparative market analyses to ensure they are competitive;
— compensation (both cash and stock options) for the executives concerned are heavily dependent on performance criteria;
— depending on the elements of compensation under consideration, the performance criteria adopted will be based either on the intrinsic performance of Havas or its divisions, or on Havas' performance in comparison to its major competitors.

Components of 2004 compensation packages for those executives concerned

— a fixed salary,
— an annual bonus,
— a medium-term bonus (for a minority of executives),
— stock options.

The Committee specifies, as a preliminary matter, that for 2005 all performance criteria indicated are based on French accounting standards and will be adapted to meet the new IFRS accounting standards.

(1) From the regulations governing the NASDAQ as described on page 49.

a) Fixed salary

Fixed salaries are determined in reference to market practices for comparable positions.
For 2004, no raise in fixed salary was given to those executives concerned.
The same is true for 2005.

b) Annual bonus

General principles

The annual bonus is based primarily on financial criteria such as:
— operating margin (EBIT[1] expressed as a percentage of revenue);
— organic growth;
— free cash flow[2];
— working capital requirements[2]

These targets are set at either Group or division level, depending on the executive's position in the organization.

The criteria for EBIT, organic growth and cash represent, depending on the executive's position: 30% to 50% of the bonus for EBIT, 30% to 50% for organic growth, and 25% to 40% for the cash criteria.

The annual bonus is also based on both quantitative and qualitative non-financial parameters. In principle, they do not exceed 25% to 30% of the bonus.

Depending on the position and the division, if the target objectives are reached, the annual bonuses can represent in total 50% to 100% of the fixed salary. These amounts may, however, increase progressively to 100% and 200% of the fixed salary if the executive has outperformed the target objectives.

2004 Bonuses

After a difficult year in 2003, the Group made a very solid recovery in 2004.

In fact, most of the performance objectives achieved in each of the Group's divisions were either in the high range of the target bracket or in a majority of cases in the maximum range of the targets to be reached.

The result was that the amounts of the correlated bonuses are close to their maximum levels, reversing the trend of the previous two years where bonuses were low or zero.

The Committee has systematically used the most rigorous interpretation in calculating bonuses.

2005 Bonuses

The general principles described above were used in establishing the 2005 bonuses.

The non-financial criteria, which by exception were not applied in 2004, were reintroduced in 2005.

In addition, as in 2004, a minimum EBIT threshold to trigger any eligibility even for a bonus based on financial criteria was maintained. Simply put, this trigger EBIT, which used to be expressed as a percentage, was replaced for 2005 by an absolute value EBIT, to be more in line with the expectations of shareholders and the financial community.

c) Medium-term bonuses (L.T.I.P)

The Committee notes that a medium-term bonus mechanism was set up for a minority of executives who hold a group position and have a dominant influence on the results of Havas, in order to reward improvements in performance over time.

This mechanism seeks simultaneously to motivate the executives in question and to create value for the shareholder. For this reason, the medium-term bonus mechanism is based on the intrinsic performance of Havas, compared with the performance of the Group's principal competitors, along with a requirement to control net debt. Thus, only real performance is assessed and any effect related to economic conditions is eliminated.

Note:
— The performance period runs from 2004 to 2006.
— The performance condition is based on a comparison of the cumulative growth in the Havas EBIT between 2004 and 2006 compared with the Group's principal competitors. Given the acquisition of Grey, the panel of competitors consists of: Omnicom, WPP, IPG, Publicis and Aegis.

Provided that the requirements related to control of net debt are met, if Havas ranks at least third, a bonus payment will be triggered; it is understood that the amount of the bonus due will decrease sharply between first and third place.

Moreover, always with the aim of increasing performance over time, the Committee decided it was useful to extend the benefit of the medium-term bonus mechanism to the Chairman and CEO of Euro RSCG Worldwide. In his case, the medium-term bonus will be based on EBIT and organic growth in his division between 2004 and 2006.

(1) EBIT is defined as the sum of operating income, the portion of the income of the equity affiliates, and the extraordinary income and before amortization of goodwill.
(2) All of these terms are defined elsewhere in this report.

d) Stock options

For 2004

It is important to distinguish the option policy that performance objectives initiated in 2002 by the Committee for the executives under its supervision, and the exceptional awards made on December 1, 2004 concerning the aforementioned executives and the other principal executives of the Group.

Conditional stock option program

In 2002, the Committee launched a stock option policy that depended on:

— The achievement of intrinsic objectives for the Havas performance in terms of cash earnings per share, and on

— The share-price performance relative to Havas in comparison to its six principal competitors[1]. Havas must rank at least third to trigger stock options and the number of options that may be granted does, of course, drop sharply between 1st and 3rd place.

The number of options that may potentially be allotted is variable depending on the performance levels required, from zero to a number that may be very large if the two performance conditions above are fully achieved.

As a reminder, the years 2002 and 2003, none of the executives under the supervision of the committee was awarded options under this program.

With respect to the condition linked to the Havas share price performance in relation to its six principal competitors, the Committee wanted to maintain Grey in the panel, even though this stock benefited from a very strong speculative effect linked to its sale.

Without Grey, Havas would have ranked third (instead of 4th with Grey included), which would have triggered options for this criterion. But the Committee felt that ranking third out of six was not the same performance as third out of seven.[1]

On the other hand, for 2004, the target for cash earnings per share was reached. A total number of 795,000 options correlated to this performance should have been granted in the first half of 2005. However, all the covered executives of Havas waived this allotment following the exceptional allotment of December 1, 2004.

Exceptional award of December 1, 2004

This plan involving 9,800,000 options was entirely exceptional and was intended to reward the executives and key employees of the Group for their hard work, following the Group's restructuring, and resulting in the spectacular recovery of the 2004 figures. Likewise, the Committee believed it was vital to continue to motivate and engender the loyalty of these executives who lived through destabilizing conditions in the second half of 2004.

This exceptional award was made as part of the Committee's ongoing desire to reconcile to the greatest extent possible its principal objective —to protect the interests of the company and its shareholders—with the goal of maintaining the loyalty of senior executives under these specific conditions. These two objectives are, however, closely linked insofar as the durability and the growth of the Group are based on the talent of its men and women and, for many of them, on their strong personal relations with clients.

For 2005

Mechanism

Subject to shareholder approval of the resolution on performance-related bonus shares proposed within the framework of the stock buyback program, the Committee is proposing that a portion of the stock options that can be allotted to executives be replaced with performance bonus shares. The Committee insists on the replacement and non-cumulative nature of this mechanism. Just like the stock options, the performance-related bonus shares would be entirely dependent on performance.

The Committee believes that this replacement is useful, primarily for the following two reasons:

— this compensation tool, recently adopted by French law, is widely used in the English-speaking countries and, more specifically, by Havas' major competitors for which it is a significant element in their compensation structure; not using this competitive advantage would be a mistake;

— insofar as this mechanism replaces a portion of the stock options, it is substantially less capital-consuming for the company. For 2005, a mechanism for allocating bonus shares, existing shares and newly created, for a maximum of 0.5% of the company's capital, is being submitted for the approval of the shareholders.

Should the resolution on the performance bonus shares not be adopted, the 2004 stock option allocation program will be renewed in the same proportion (excluding exceptional awards of December, 2004).

Performance conditions

Because of the introduction of the IFRS standards, the performance conditions have been reviewed, and as of 2005, they will be structured as follows

a) If performance bonus shares are approved

— The condition on the performance-related bonus shares would be the growth in the average fully diluted cash earnings per share of Havas over a 2-year period compared with its competitors (Omnicom, WPP, IPG, Publicis and Aegis). Below third place, the shares are not

(1) As a reminder, in 2004, the comparison panel was comprised of the following companies: Omnicom, IPG, WPP, Publicis, Aegis, and Grey

available (with a sharp decline between 1st and 3rd place).

— The conditions on the stock options would be the 3-year change in Havas' average Operating margin.

b) If the bonus shares are not adopted and only stock options are maintained

— The exercise of a portion of the options (1/3 or 50%) would be dependent upon the growth in the average fully diluted Cash earnings per share of Havas over a 3-year horizon compared with its competitors (Omnicom, WPP, IPG, Publicis and Aegis). Below third place, the options may not be exercised (with a sharp decline between 1st place and 3rd place).

— The exercise of the other part of the options (2/3 or 50%) would be dependent upon the 3-year change in Havas' average Operating margin.

In addition, again because of the introduction of the IFRS standards, it is the exercise / disposal of the options / shares which is conditional and not the award.

2.2 Principles of the Havas policy on directors' fees

For information, in order to associate the directors with the company's performance and management's efforts, the Compensation Committee modified the conditions for directors' fees in 2003.

Thus, the fixed portion of the directors' fees, which was initially € 40,000, was reduced to € 30,000. For 2004, € 8,000 of this € 30,000 was paid in the form of Havas treasury shares which the directors must keep for their term of offices. As of 2005, regulatory changes governing the uses of share buyback programs will no longer permit this practice. As a replacement, directors' fees will be paid in full in cash and the directors undertake to hold 3,000 shares of Havas stock continuously throughout their term.

The variable portion of the compensation is linked to two criteria:

— The actual presence of the directors at Board and Committee meetings, which represents € 2,000 per meeting; this amount is increased to € 3,000 per committee meeting for the Committee Chairmen.

— An objective of EBIT margin growth, which may represent a range of 0% to 40% maximum of the fixed and attendance-related fees.

Based on the 2004 EBIT of Havas, Board members received a variable portion of 40% of their fixed fees for 2004, in contrast to 2003 when the minimum target was not reached and, therefore, they received nothing for the variable portion.

In addition, the directors' fees paid to executive directors of Havas that were not in addition to, but included in the total compensation packages decided by the Compensation Committee, were simply eliminated.

With the exception of the point concerning the € 8,000 paid in the form of shares described above, the Committee renewed the 2004 directors' fees for 2005.

As with all of the aforementioned elements of compensation, the EBIT objective will be re-adapted to the new IFRS standards.

2.3 Information from the Committee on the Group's stock option policy for operating and functional staff targetted by the Committee

With respect to other beneficiaries for whom the Compensation Committee does not act, but is advised, the new policy implemented since the 2003 program was renewed in 2004. For information, the awards are based primarily on the performances in terms of EBIT and organic growth of the subsidiaries and divisions of the Group (these indicators will be adapted to the new IFRS standards).

This policy is renewed for 2005, except for the principal managers of the Group who shall be subject to the same performance principles as the Group executives.

2.4 Election of new directors

The Selection Committee presented to the Board of Directors on April 7, 2005 three candidates, after studying them, for independent directors in order to comply fully with the recommendations of the Bouton report on corporate governance. The three candidates are:

— Ms. Laurence Parisot,

— Mr. Pierre Bouchut,

— Mr. Michel Rouger.

3. Compensation data

Gross compensation of Executive and Non-Executive Directors for 2004.

Executive Directors	Fixed salary[1] (in €)	Variable compensation[2] (in €)	Other compensation[3] (en €)	Havas Directors' Fees	Total 2004 (in €)	Total 2003 (in €)
Alain de Pouzilhac	1,000,000	1,733,333	5,117	N/A	**2,738,450**	**1,054,470**
Alain Cayzac	450,000	390,000	6,290	N/A	**846,290**	**505,697**
Ed Eskandarian	602,304	962,964	12,151	N/A	**1,577,419**	**722,456**
Jacques Hérail	700,000	786,667	6,777	N/A	**1,493,444**	**707,371**
Léopoldo Rodès Castane[4]	900,000	470,250	94,827	N/A	**1,465,077**	**1,352,319**
Fernando Rodés Vilà	600,000	996,304	215,530[5]	N/A	**1,811,834**	**1,518,759**
Jacques Séguéla	450,000	900,000	6,273	N/A	**1,356,273**	**515,268**
Jim Heekin[6]	722,765	562,151	374,787[7]	N/A	**1,659,703**	**N/A**
TOTAL					**12,948,490**	**6,376,340[8]**

Non-Executive Directors	Fixed Directors' fees (in €)	Variable Directors' fees (in €)	Havas Directors' fees (in €)	Other compensation	Total 2004 (in €)	Total 2003 (in €)
Michel Boutinard-Rouelle	30,000	50,000	80,000	N/A	**80,000**	**60,000**
Richard Colker	30,000	47,000	77,000	N/A	**77,000**	**121,153**
Pierre Lescure	30,000	27,200	57,200	N/A	**57,200**	**44,000**
Juan March Delgado[9]	12,500	9,800	22,300	N/A	**22,300**	**62,000**
Jacques Mayoux	30,000	33,000	66,000	N/A	**66,000**	**42,000**
Thierry Meyer	30,000	41,000	71,000	N/A	**71,000**	**71,000**
Patrick Soulard	30,000	26,000	56,000	N/A	**56,000**	**42,000**
SOCIF	30,000	26,000	56,000	N/A	**56,000**	**44,000**
Clément Vaturi	N/A	22,000	22,000	N/A	**22,000**	**28,000**
TOTAL					**507,500**	**514,153**

(1) Unchanged compared to 2003 for Havas Directors. The fixed fees for Jim Heekin were increased on January 1, 2004 when he became the Chairman and Chief Executive officer of Euro RSCG Worldwide.
(2) The sums booked as provisions during the year for medium-term bonuses (LTIP) are included in the variable compensation below only in the year in which they are definitively acquired by the beneficiaries.
(3) Includes benefits in kind.
(4) Léopoldo Rodès Castane is Chairman of MPG. His compensation in 2004 was not decided by the Compensation Committee and is the result of a contract signed in January 2001 at the time of the acquisition of MPG by Havas.
(5) Including € 75,000 in expatriation costs and € 60,000 paid for a defined contribution pension plan.
(6) Jim Heekin is not a Havas Director, but due to his position, he is one of the key managers of the Group, and is covered by the compensation committee.
(7) Including € 321,229 paid for a defined contribution retirement pension.
(8) As a reminder, in 2003, out of € 6,376,340, € 1,032,950 or 16.2% was allocated for variable compensation.
(9) From 1/1 to 5/26/2004.

Options allotted and exercised in 2004 by executive directors of Havas

	Options granted in 2004	Exercise price (in €)	Plan	Options exercised and sold in 2004	Options exercised prior to 2004 and not yet sold in 2004
Alain de Pouzilhac[1]	700,000	4.17	12/1/04	0	358,880
Alain Cayzac	200,000	4.17	12/1/04	0	
Ed Eskandarian	300,000	4.17	12/1/04	0	
Jacques Hérail	500,000	4.17	12/1/04	0	124,440
Fernando Rodés Vilà	300,000	4.17	12/1/04	0	
Léopoldo Rodès Castane	N/A	N/A	N/A	0	
Jacques Séguéla	250,000	4.17	12/1/04	0	
Jim Heekin[2]	350,000	4.17	12/1/04	0	

(1) Other than this allotment, Alain de Pouzillac was alloted 300.000 options valued at € 4.46 on may 26, 2004, in accordance with the description given below.

(2) Jim Heekin is not a Havas Director, but due to his position, he is one of the key managers of the Group, and is covered by the compensation committee.

The Board of Directors grants Alain de Pouzilhac 300,000 options annually for 4 years (from 2002 to 2005) in consideration for his waiver of a substantial portion of the pension rights that he was able to claim under a program established in 1978, prior to his appointment, and now terminated. The total contributions that Havas would have had to pay to cover its contractual commitment to Alain de Pouzilhac, if the program had been maintained, would have been in the range of 10 million euros. For 2004, the award was made under the plan of May 26, 2004, which expires on May 26, 2014, at the price of € 4.46.

Generally, the aforementioned executives have no supplemental pension plans, with the exception of Jim Heekin and Fernando Rodès who are the beneficiaries of a defined contribution plan, the amounts of which are indicated in Table 3 "Compensation Data."

Options granted to the ten employees other than Executive Directors who received the greatest number of options. Total number of options awarded: 2,669,992 at an exercise price of € 4.17.

Options exercised by the ten employees other than Executive Directors who exercised the greatest number of options. The ten employees in question exercised 43,853 options for new shares at a weighted average price of € 2.60.

Stock transactions executed by executives or family members

Transactions executed by directors and certain executive officers on Havas securities

	GROSS FLOWS 2004		OPEN POSITIONS on the last day of 2004	
	Purchase	**Sale**	**Buy positions**	**Sell positions**
Number of directors and executive officers concerned	14	1	–	–
Number of shares	273,748 [1]	33,840	Purchased calls 0 Sold puts 0 Forward purchases 0	Purchased calls 0 Sold puts 0 Forward purchases 0
Weighted average price in €	3,43	4,40		

(1) including 19,878 shares remitted in payment for the portion of 2003 directors' fees payable in shares and 253,870 shares subscribed in the capital increase of October 2004. The table does not include the transactions executed by the companies controlled indirectly by the Rodes family.

Authorizations for capital increases

Authority to issue securities at December 31, 2004

Type of authority	Date of the AM	Term of the authority	Authorized amount		
			Capital in €	Capital in number of shares	Debt securities in euros
Capital increase without PSR (preemptive subscription right)	May 26, 2004	26 months	24,000,000	60,000,000	1,000,000,000
Capital increase with PSR	May 26, 2004	26 months	60,000,000	150,000,000	1,000,000,000
Capital increase through capitalization of reserves, premiums, earnings or other	May 26, 2004	26 months	60,000,000	150,000,000	
Ceiling on capital increase (with and without PSR)			**60,000,000**	**150,000,000**	**1,000,000,000**
Capital increase reserved for employees	May 26, 2004	5 years	2,000,000	5,000,000	
Bonds and related securities	May 23, 2004	5 years			1,000,000,000

(1) only ceiling

Executive Committees

Role and activities

The management of the Havas Group relies on two Executive Committees chaired by the Chairman-Chief Executive Officer, which met four times in 2004:

— the Executive Financial and Strategic Committee, composed of the Division CEOs and CFOs and the Havas team: the Chief Financial Officer, the Chief Performance Officer and the Worldwide General Counsel;

— the Creative Executive Committee led by the Chief Creative Officer Jacques Séguéla, composed of the CEOs of the divisions, the main creative officers of the Group in all communication disciplines and the Chief Performance Officer of the Group.

This selection of a committee dedicated to creation is an additional proof of the importance the Group gives to creation.

The Executive Financial and Strategic Committee focuses on the strategy of the company and on monitoring budgets and operations. In 2004, it paid particular attention to the transversal programs, (particularly those relative to control costs). In addition, the Committee worked on the means to accelerate the commercial momentum of the agencies worldwide. It was also naturally a partner in the work and decisions on acquisition projects and, more generally, all projects of a strategic nature.

The Creative Executive Committee ensures that the needs of the creative teams are considered at the highest level of the company. It is invested in the search for new talent, analyzes both the successes and failures of the creative teams, judges, classifies and distributes the best work in-house, selects the campaigns that will be entered in prize competitions, and continues to exchange ideas on the financial and strategic requirements of the Group.

Amount used			Amount available		
Capital in €	Capital in number of shares	Debt securities in euros	Capital in euros	Capital in number of shares	Debt securities in euros
0	0	0	10,994,638.40 [(1)]	27,486,596	1,000,000,000
49,005,361.60	122,513,404	0	10,994,638.40 [(1)]	27,486,596	1,000,000,000
0	0		10,994,638.40 [(1)]	27,486,596	
49,005,361.60	**122,513,404**	**0**	**10,994,638.40 [(1)]**	**27,486,596**	**1,000,000,000**
0	0		2,000,000	5,000,000	
		0			1,000,000,000

Results and Financial Position


rganic growth (as a %)
+ 2%
2003
2004
- 5.8%
- 5.7%
Operating margin (as a %)
10.0%
6.0%
4.0%
2.0%
0.0%
11.5%
8.3%
13.2%
2002
2003
2004


earnings per share
euros) (Before amortization of goodwill)
+ 0.29
+ 0.27
2003
2004
- 0.56
Gearing ratio, as at
(as a %) (Net debt over equity)
80%
60%
40%
0%
55%
97%
22%
2002
2003
2004

Jacques Hérail
Executive Vice-President
Chief Financial Officer

Our results for 2004 are testimony to the successful completion of the strategic reorganization that we initiated in the fall of 2003. They exceeded our announced objectives, with a significant turnaround in organic growth and a strong increase in profitability. In addition, with net debt reduced by nearly two thirds over the course of the year, our financial structure has become more solid and sustainable.

Over the course of recent years, particularly in 2001, 2002, and 2003, our industry has continued to be affected globally by adverse economic conditions, geopolitical troubles, a lack of consumer confidence, and caution on the part of clients regarding their advertising outlays. All of these factors have contributed to a difficult business environment and a reduction in margins in the industry.

The Group has confronted difficult economic conditions, even though, towards the end of 2003, the advertising market showed the preliminary signs of improvement.

In response to these difficult conditions, we implemented a financial restructuring and stretagic reorganization in 2003 aimed at strengthening our integrated communications services, simplifying our organization, and reducing our costs to a significant degree.

The positive effects of this successful restructuring and reorganization, and the clear improvement in the advertising market, led to a strong improvement in our financial performance in 2004.

Strong recovery in organic growth [1]

Compared to revenue in 2003, revenue in 2004 fell by 9.2% in gross figures. This decrease was primarly due to the loss of revenue from companies sold or closed during the year as part of our strategic reorganization and to the negative impact of the dollar's depreciation against the Euro.

2004

	2004 revenues (€ million)	Organic growth 2004 vs 2003	Organic growth Q4-04 vs. Q4-03
France	296	+ 6.6%	+ 6.4%
Europe (excluding France and the UK)	264	+ 4.1%	+ 1.0%
United Kingdom	221	- 0.4%	+ 2.4%
North America	585	- 1.9%	+ 3.4%
Asia-Pacific	65	+ 7.3%	+ 10.4%
Latin America	63	+ 11.6%	+ 11.1%
TOTAL	**1.494**	**+ 2.0%**	**+ 4.6%**

(1) Organic growth is calculated by comparing revenue for the current year to a revenue figure for the preceding year derived as follows:
- the revenue for the preceding year is recalculated using the exchange rates of the current year,
- to the revenue thus calculated, the revenue of companies acquired between January 1 of the preceding year and the date of acquisition is added in for the period during which these companies had not yet been consolidated,
- the revenue of the preceding year is likewise adjusted in the amount of the consolidated revenue of companies sold or closed between January 1 of the preceding year and the date of sale or closure.
The organic growth thus calculated is thereby adjusted for variations in foreign exchange rates with respect to the euro, as well as for variations in the group of consolidated companies.

It constant scope and exchange rates, organic growth was + 2% over the full year. This growth accelerated with each quarter (Q1 + 0.7 %, Q2 + 0.5 %, Q3 + 2.1 %, Q4 + 4.6 %). The fourth quarter was the best since the first quarter of 2001. All regions recorded positive organic growth in the fourth quarter.

— In France, the Group's business activities performed well over the year, with a fourth quarter better than the third, thanks to significant new business wins in 2004.
— The United Kingdom ended the year with positive organic growth of 2.4% in the fourth quarter, almost breaking even for the year, reaffirming the effectiveness of the new teams in place.
— In Europe (excluding the United Kingdom and France), fourth quarter organic growth remained positive, as projected, at +1.0%. The result for the full year was strong at +4.1 %.
— In the United States, positive organic growth returned in the fourth quarter at + 3.4%. This reflected a better than expected performance, primarily at Arnold (which posted a record year for new business), and at MPG, and in the health and marketing services sector at Euro RSCG.
— In Latin America and Asia-Pacific, organic growth remained at a good level.

Strong growth in profitability

Operating income at € 197 million increased strongly by + 45%.

The improvement in the operating margin (13.2 % in 2004 compared with 8.3 % in 2003) reflects the effectiveness of the strategic reorganization initiated at the end of 2003, strict and ongoing cost control, and the acceleration in organic growth throughout 2004. In the second half of 2004, the operating margin was 14.2 %, up from 8.4% in the second half of 2003. It was also up strongly from the 12.2% recorded in the first half of 2004, the result of the substantial improvement in organic growth in the fourth quarter.

The strong improvement in profitability is due to a reduction in payroll costs and other structural costs, and by the deconsolidation of companies closed or sold. The number of employees declined 9.8% to 14,403 people at December 31, 2004, and personnel costs were down 13.5 % to € 838 million, reflecting the reduction in staff, but also the decline in the value of the dollar against the Euro. The ratio of personnel costs to revenues improved by 2.8 points to reach 56.1%. Other costs, at € 459 million, were down 15.1%, with the ratio of other such costs to revenues down 2.2 points. This decline reflects a significant decrease in rental costs and amortization as the result of a program to centralize and optimize all property leases and a strict investment policy. The completion of the program to sell companies identified at the end of 2003 as not meeting the Group's strategic and financial criteria had a favorable impact on the operating margin in 2004. In 2003, these companies recorded revenues of € 155 million and operating expenses of € 167 million.

Financial income and exceptional items were significantly impacted by the partial repurchases of the 2000/2006 OCEANE bonds at the end of 2004. This operation yeilds a positive result of € 2.4 million, after taking into account the loss on the repurchases, write-back of reserves for redemption premiums at maturity and interest savings in 2004 and 2005.

Financial income in 2004 was + € 1.0 million, including a write-back of € 39 million in reserves for redemption premiums at maturity on the 2000/2006 OCEANE bonds.
The extraordinary loss of € 62 million includes a loss on repurchases of the 2000/2006 OCEANEs of € 59.7 million.

The effective tax rate was 26.4%, as projected earlier. On December 31, 2004, the Group had

Partial repurchases of 2000-2006 OCEANEs: a positive result

in € m	2004
Exceptional loss on repurchases	(59.7)
Write-back of redemption premium as interest	+ 39.0
Amortization of issue costs as interest	(3.7)
Coupon accrued as interest	(3.5)
TOTAL 2004 statement of income	**(27.9)**
Net savings on interest over 2004	+ 19.0
Result of the transaction in 2004	**(8.9)**
Net savings on interest over 2005	+ 11.3
Total result of the transaction	**+ 2.4**

recognized deferred tax assets of € 165 million and unrecognized assets of € 578.4 million, primarily in France.

The improvement in profitability is reflected in the net income, Group share before amortization of goodwill of € 92 million, and net income Group share of € 34 million, compared with losses of € 179 million and € 396 million respectively in 2003. Diluted earnings per share, before goodwill, amounted to 27 euro cents, compared with a loss of 56 cents in 2003.

Substantial debt reduction, solid and sustainable financial structure

Our return to a good level of profitability, our ongoing strict pursuit of control over investments, and the success of our capital increase in October all helped to transform the Group's financial structure.

As a result of the capital increase of € 404 million (including premium) we completed in October, consolidated Shareholders' equity as of December 31, 2004 was € 1.049 billion compared to € 662 million at December 31, 2003, and net debt declined from € 642 million to € 226 million. As a result, the debt to equity ratio was 22% as of December 31, 2004, down sharply from a ratio of 97% at December 31, 2003. Similarly, the net debt ratio to operating income before amortization and depreciation was 0.9 (as of December 31, 2004), in contrast to 3.3 the previous year. The proceeds from the capital increase were used to effect partial repurchases of 2000/ 2006 OCEANE bonds. Thus, the profile of the net debt also improved, with a decline in the percentage constituted by convertible bonds and an extension of the average maturity of the debt.

In 2004, the Group generated strong free cash flow[1], thanks to a substantial increase in operating cash flow, further improvement of € 52 million in working capital requirements, capital expenditures strictly controlled at 2.5% of revenues, financial investments primarily devoted to payments of scheduled earn-outs and buy-outs, and the proceeds from company disposals. The free cash flow[1] before capital increase and impact of the 2000/2006 Oceane partial repurchase was a positive € 103 million compared with € 30 million in 2003, above expectations (more than triple the level in 2003).

Accounting standards

On April 8, Havas published its 2004 financial information showing in a provisional manner the estimated impact of the transition to IFRS standards. This information was examined by the Audit Committee and the Board of Directors and inspected and audited by the Statutory and Contractual Auditors. This point is presented in detail in the section dedicated to the IFRS. (p 145).

2005 Outlook

In a positive market environment estimated at + 5% (source: Zénith Optimedia) in the world's leading countries, the Group has experienced some important New Business successes since the beginning of 2005. These include the gains of the Jaguar and ESPN Mobile accounts in the United States, LG Electronics in Europe and, more recently in April, the significant gain of the RadioShack account, the leading American electronics retailer.

These successes not only offset the impact of the cuts in the Global Intel and Volkswagen (media) US budgets, but also give Havas, at the end of April, a level of New Business close to the 2004 level, which is very encouraging.

Thus, we are confirming our 2005 objective for Havas, which is to continue our positive organic growth and improve profitability, driven by New Business, the development of existing clients and continued cost reduction efforts.

The Group also confirms its objective of positive organic growth in 2005 in the United States and Great Britain, countries that have penalized us in the past.

All of these factors allow us to face 2005 with confidence and determination.

Debt as of December 31 is almost divided by three

in € m	at 12/31/2004	at 12/31/2003
OCEANE 99 – Maturity 01/01/04	0	(85)
OCEANE 00 – Maturity 01/01/06	(186)	(566)
OCEANE 02 – Maturity 01/01/09	(450)	(450)
TOTAL OCEANES	(636)	(1,101)
Bank loans	(64)	(93)
Other financial debt	(44)	(99)
Overdrafts	(55)	(48)
GROSS DEBT	**(799)**	**(1,341)**
Cash and cash equivalents	573	699
NET DEBT	**(226)**	**(642)**

(1) Free cash flow: net cash flow from operating activities minus the net flow from investing activities minus dividend.

— Report on the Statutory Accounts

Annual Report on the accounts for the year ended December 31, 2004

Results for the year

In 2004, the Havas company recorded a net loss of € 10 million due to an operating loss of € 24 million, financial income of € 68 million, an exceptional loss of € 69 million and tax income of € 15 million.

The financial income of € 68 million primarily reflects:

— revenues from related receivables totaling € 40 million;

— a write-back of provisions (net of coupon redemption) in the amount of € 35 million for the redemption premium on the 2000 OCEANE convertible bonds maturing January 1, 2006;

— dividends of € 14 million received;

— a charge of € 20 million corresponding to the coupons paid on the OCEANE 2000/2006 and OCEANE 2002/2009 convertible bonds remaining at December 31, 2004.

The exceptional negative loss of € 69 million is due primarily to:

— a loss of € 60 million resulting from the repurchase and cancellation of 17,570, 404 OCEANE 2000/ 2006 convertible bonds;

— badwill of € 2 million resulting from the global transfer of assets of EMDS France to Havas and the merger of DVTM with Devarrieux Villaret;

— capital loss € 2 million resulting from the sale of Havas treasury shares in the context of share transactions for acquisitions of equity interests and payments of directors' fees; an equivalent write-back of the provision on treasury shares is presented as financial income.

— Acquisition of equity interests

Pursuant to the provisions of Article L. 233-6 of the French Commercial Code, we hereby inform you that, during the year, the company purchased significant equity interests, exceeding 2/3 of the capital and voting rights in VALUE SYSTEM SA and COLORADO.

Summary of resolutions

Below we provide you with an explanation of the reasons behind the resolutions recommended by the Board of Directors.

— Approval of the financial statements, allocation of earnings and dividends

The purpose of the **first and second resolutions** is to approve the 2004 statutory and consolidated financial statements as well as the report of the Board of Directors.
Shareholders are also asked, in conformity with statutory provisions, to approve the expenses and charges stipulated in Article 39-4 of the General Tax Code. These items, amounting to a total of € 33,883, correspond to the non-tax-deductible portion of vehicle depreciation.

The **third resolution** concerns the transfer of the balances from the "Special Reserve for Long-Term Capital Gains" item to an item called "Ordinary Reserves."
Article 39 IV of the Corrective Finance Law for 2004 (adopted on December 30, 2004), requires companies to transfer funds in the "Special Reserve for Long-Term Capital Gains" to another reserve account and pay a special tax of 2.5% on those transferred balances.
In accordance with the regulation, this tax in the sum of € 2,014,056 was debited accordingly against the retained earnings account on December 31, 2004. The debit must be made up for by the transfer of the same amount from the "Other Reserves" account to the "Retained Earnings" account.

The third resolution calls for your approval of the resulting transactions:
— the transfer of the sum of € 161,603.59 to a "Legal Reserve" sub-account,
— the transfer of the sum of € 80,900,578.77 to the "Other Reserves" account,
— the transfer of the sum of € 2,014,056, representing the special tax of 2.5%, from this "Other Reserves" item to the "Retained Earnings" item from which the tax was debited on December 31, 2004. The adoption of this resolution will make it possible to distribute the amount of the long-term capital gains from the special reserve after deduction of the special tax of 2.5%.

The **fourth resolution** proposes to allocate operating earnings and to pay a dividend. The approved financial statements as of December 31, 2004 show losses of € 9,518,533, that we propose transferring to the "Retained Earnings" account. This account received a credit of € 3,789,667 during the financial year corresponding to the anticipated reimbursement of the dividend withholding paid in 2000. It was also debited in the amount of € 2,014,056 on December 31, 2004 corresponding to the 2.5% special tax. Consequently, as of December 31, 2004, this "Retained Earnings" account now shows a debit balance of € 7,742,921.

We are asking the Shareholders to transfer this net debit balance of € 7,742,921 to the "Issue Premium" account. In light of the distributable earnings in the "Issue Premium" item, we suggest payment of a dividend of 7 euro cents per share that would amount to a total sum of € 29,791,281.03. The dividend will be paid on June 14, 2005.

Pursuant to Article 243 bis of the General Tax Code (CGI), all dividends paid (a total sum of € 29,791,281.03) are eligible for the 50% allowance as described in Article 158 (3)(2) of the CGI.

Below is a summary of the dividends distributed in the past three fiscal years:

Fiscal year	Dividend distributed (€ per share)
2001	0.16
2002	0.08
2003	0.05

Please note that the dividends paid in 2003, 2002 and 2001 were adjusted by applying a coefficient of 0.93254, resulting from the preservation of the preferential subscription right since the capital increase performed on October 19, 2004.

Prior to this adjustment, the dividends distributed in the past three fiscal years were as follows:

Fiscal year	Dividend distributed (€ per share)	Tax credit[1] (€ per share)	Total income (€ per share)
2001	0.17	0.085	0.255
2002	0.09	0.045	0.135
2003	0.05	0.025	0.075

(1) Assuming a tax credit of 50%.

The **fifth resolution** relates to the regulated agreements addressed by Article L.225-38 of the Commercial Code, which are discussed in the Statutory Auditors' special report. This report is presented in the statutory financial statements section of the Annual Report.

— Directors' fees

In the **sixth resolution,** you are asked to allocate the total amount of directors' fees for 2005.

As recommended by the Compensation and Selection Committee (see the Committee's report included in the Report of the Board of Directors), the Board plans to pay each Director, with the exception of those employed as executives within the group, fees consisting of a fixed portion in the amount of € 30,000 and a variable portion calculated based, on the one hand on actual attendance at Board and Committee meetings and, on the other hand, on the growth in operating performance. Until 2004, this operating performance was measured in EBIT[1]. In 2005, following the recommendation of the Compensation and Selection Committee, EBIT will be replaced by an IFRS indicator to measure operating performance.

The total proposed fees, amounting to € 870,000, were calculated taking into account:
— the possible nomination of new Board Directors,
— the presence of all Directors at all Board and Committee meetings, on the basis of 6 meetings of the Board of Directors and 23 meetings in total for the various Board Committees,
— the successful achievement of the Company's maximum operating performance goal.

This total amount corresponds to the maximum sum that the Company might be called upon to pay to its Board Directors.

— Terms of office of Statutory Auditors

Following the resignation of Mr. François Bouchon from his duties as permanent statutory auditor, which will take effect at the end of the Annual Meeting, the alternate statutory auditor, the Companie Fiduciaire Nationale d'Expertise Comptable (FNEC), will assume the role of permanent statutory auditor. In the **seventh resolution,** we ask you to fill the newly vacant alternate statutory auditor position by nominating, with the approval of the Audit Committee, Mr. Emmanuel Villaeys to complete the term of his predecessor. This term will expire upon conclusion of the Annual Shareholders' Meeting asked to approve the accounts of fiscal year 2005.

In the **eighth resolution,** we propose, in accordance with the recommendations of the Audit Committee, to appoint the COREVISE firm to the duties of alternate statutory auditor to replace Mr. Michel Sibi who resigned, and to complete its predecessor's term. The term will expire upon conclusion of the Annual Shareholders' Meeting asked to approve the accounts of fiscal year 2005.

— Stock buyback plan and stock cancellation

In the Additional Information section (chapter entitled "General information regarding capital") of the Annual Report, you will find a report on the use, during 2004, of the stock buyback authorizations granted previously by the Shareholders' Meeting.

Because of significant changes to legal and regulatory provisions based on the European Directive on Market Abuse and the General Regulations of the AMF (*Autorité des Marchés Financiers*), we are asking you to approve the **ninth resolution,** authorizing the company to transact in its own shares pursuant to a stock buyback plan consistent with the new regulations, and providing the Board of Directors with the authorizations necessary to carry out this plan.

The goal of the new stock buyback plan proposed for approval is to repurchase Company shares to in order to permit:

— their retention and later remittance (in exchange, payment or other purpose) as part of external growth operations; or
— the implementation of all Company stock option plans subject to the provisions of Articles L. 225-177 and ff. of the Commercial Code; or
— the allotment of shares to employees in recognition of their contribution to company growth and implementation of all company savings plans in accordance with the terms provided by law, in particular Articles L. 443-1 and ff. of the Labor Code; or
— the allotment of bonus shares subject to the provisions of Articles L. 225-197-1 and ff. of the Commercial Code; or
— the remittance of shares during the exercise of rights attached to securities giving rights to capital through redemption, conversion, exchange, presentation of a warrant or any other way; or
— the recourse to the secondary market or liquidity of the Havas share through an investment service provider under a liquidity contract that complies with the ethics charter recognized by the AMF; all purchases, sales or transfers by any and all means through an investment service provider in non-market transactions; or
— the cancellation of all or part of the securities bought back, provided the terms of the **tenth resolution** are ratified by the Extraordinary Shareholders' Meeting.

The maximum purchase price of shares shall be € 9 per share (or the equivalent value of this amount in another currency on the same date).

Detailed information concerning this plan is provided in the document signed by the *Autorité*

(1) EBIT is defined as the sum of operating income, the portion of the income of the equity affiliates, and the extraordinary income and before amortization of goodwill.

des Marchés Financiers and available at company headquarters.

Consequently, the Board of Directors proposes that it be authorized to purchase company stock. The number of company shares purchased and held as treasury stock over the term of the plan should not exceed 10% of share capital as calculated on the dates of stock acquisition.

The authorization to purchase company shares may be utilized for a period of eighteen months following the date of the Annual Shareholders' Meeting.

— Stock subscription and/or purchase options and bonus allotment of existing shares

As recommended by the Compensation and Selection Committee (and detailed in its report), the Board of Directors is asking you to modify its incentive policy for top managers and employees of the Group by partially replacing stock options with a system of bonus allotment of existing "performance" shares.

Despite the novelty of this system, the Compensation and Selection Committee found this partial replacement to be desirable for two main reasons. Firstly, in doing so, Havas will benefit from an incentive tool widely used in English-speaking countries (and thus by Havas' main competitors). Secondly, the allocation of free shares engenders less dilution over time. The combination of free shares with stock options results in the granting of a significantly smaller number of shares overall. With regards to stock options, the Board would like to point out that, as of March 31, 2005, potential dilution associated with previously allocated stock options that can be bought "with pocket change," meaning at an exercise price below € 5.00, is 3.44%.

Consequently, the Board requests the authorization in the **eleventh resolution** to offer stock subscription or purchase options within the limit of 1% of share capital to employees and Board members of Havas or its subsidiaries. In addition, in the **twelfth resolution,** you are asked to authorize the bonus allotment of existing shares to employees and Board members of Havas and its subsidiaries within the limit of 0.5% of capital. The allotted shares shall be purchased by the Company as part of its stock buyback plan. Therefore, the allocation will not require the issue of new shares.

The Board notes that the policy of granting options and of allotting bonus shares is based on performance and seniority.

For executives and key managers, the exercise of stock subscription or purchase options granted in 2005 is contingent upon the evolution of the average ratio of operating income/gross profits over a period of three years, during which the option holders must remain executives or employees of the Group.

The acquisition of bonus shares will depend upon the growth of Havas' fully diluted cash earning per share[1] over a 2-year period as compared with its main competitors. Please keep in mind that the rights of the beneficiaries of bonus shares only become permanent after a 2-year "acquisition" period during which the holders must remain executives or employees within the Group. This period is followed by a 2-year "conservation" period during which the holders must hold on to their shares.

For those employees of operating subsidiaries who are not key managers, the allocation of options is likewise dependent on seniority and performance. Until 2004, performance was evaluated based on the EBIT and organic growth. Starting in 2005, performance will be evaluated using an indicator for measuring operating performance under IFRS standards.

All of these elements are described in detail in the report of the Compensation and Selection Committee provided in the Report of the Board of Directors.

— Company Savings Plan

In accordance with the provisions of the Law on Employee Savings Plans, we are asking you to ratify the **thirteenth resolution** that will authorize the Board of Directors to increase share capital, within the maximum limit of 2% of capital, with the elimination of the preferential subscription right, in order to issue stock, when necessary, to be reserved for employees as part of a Company or Group Savings Plan. We are requesting a new authorization that will nullify and replace that granted during the Annual Shareholders' Meeting held on May 26, 2004 (which concerned 1.16% of the capital) with the aim of allowing implementation of an expanded employee saving plan open to all employees in the principal countries where the Group is established.

— Directors' terms of office

We remind you that, being listed on both the Euronext and the NASDAQ, the rules relating to the independence of Havas' Board Directors are derived both from the recommendations issued

(1) Diluted earnings per share before amortization of goodwill, as defined by the IFRS standards.

in France as set forth in the Bouton Report and from the regulatory provisions governing the NASDAQ. In this context, the Board has carefully examined its makeup and that of its committees with the goal of increasing their expertise and independence. Thus, the Board is proposing not only the renewal of the terms of office of Directors whose terms will expire at the next Shareholders' Meeting, but also the appointment of three new Directors. It has also decided to revise the composition of the Audit Committee and the Compensation and Selection Committee in order for them to be solely comprised of Independent Directors, as defined by NASDAQ regulations and recommendations in the Bouton report. The Board will carry out this restructuring of the group's two main committees after the Annual Shareholders' Meeting taking into account the new composition of the Board of Directors.

The **fifteenth, sixteenth and seventeenth resolutions** call for the renewal for another three years of the terms of office of the following Directors:

— Mr. Boutinard-Rouelle, independent Board Director, based on his experience in the media world and his continuous contributions to the Audit and Strategic Planning Committees;

— Mr. Thierry Meyer, as Chairman of the Compensation and Selection Committee, was instrumental in the implementation of innovative compensation systems through the introduction of operating and stock market criteria. This makes his expertise a key asset to the Board. As he cannot be considered as an Independent Director according to the criteria laid out in the Bouton report, if his term of office is renewed, Mr. Meyer will resign from the Compensation and Selection Committee following the Annual Shareholders' Meeting;

— Mr. Jacques Séguéla, one of the most prominent figures in the French advertising, brings to the Board his practical vision of the advertising industry, and is a great source of creativity for the Group. Moreover, Jacques Séguéla has been responsible for the Citroën account, one of the group's principal accounts, for the past 20 years.

In addition, in order to strengthen the Board's expertise and independence, we propose, in the **eighteenth, nineteenth and twentieth resolutions,** to appoint, for a term of three years, three new Board Directors who meet the various criteria of independence and whose candidacies have been examined by the Selection Committee before being presented to the Board.

— Laurence Parisot
Laurence Parisot holds a Master's degree in Public Law and a DEA (equivalent to an MPhil) in Politics and is a graduate of the *Institut d'Etudes Politiques de Paris*. She began her career in 1985 as a researcher and, in 1986, became CEO of the *Institut Louis Harris France*. In addition to her duties as President of the French Institute of Public Opinion (IFOP – annual revenue: € 32 million), a position she has held since 1990, she has also been Chairman and Chief Executive Officer of Optimum since 2003, the French leader in cupboard doors with revenue of € 45 million.
Laurence Parisot is a member of the Executive Committee and of the Office of the Executive Committee of the MEDEF (*Mouvement des Entreprises de France*), of the Economic and Social Committee, of the Advisory Board of Ernst and Young and of the Supervisory Board of Euro Disney SCA since 2000.
Mrs. Parisot has indicated that she will resign from the Advisory Board of Ernst &Young if the Shareholders' Meeting elects her to the Board of Havas.
Ms. Parisot will contribute her research expertise to Havas, more particularly to MPG its media expertise network.

— Mr. Michel Rouger
After receiving his education at the Technical Institute of Economic and Social Forecasting (ITPES), Michel Rouger began his career in the transport sector (1945-1955) and contributed to the creation and development of the Sofinco bank (1956-1984) as director of operations and risks. In 1985, he joined the Suez group as assistant general manager of Sofiroute, leading several financial subsidiaries. He served as Chief Executive Officer of Cogiroute La Henin from 1985 to 1991 and as Chairman of Céfina SA from 1989 to 2000. He has been a judge with the Commercial Court of Paris since 1980 and acted as presiding judge from 1992 to 1995. When the rescue plan for Crédit Lyonnais was drawn up in 1995, he was named President of the Consortium de réalisation (CDR). He left that position in the beginning of 1998.
Since 1998, Michel Rouger has been pursuing activities as a consultant, arbitrator, mediator and independent director (Bouygues, Lagardère). In 2001, he created the Institut Presaje (Prospective Social Research Studies Applied to Justice and the Economy) and acts as the institute's president. He is a member of the board of the *Association Internationale de Droit Economique* (AIDE) and is a director of a Belgian technical and scientific publishing group.

— Mr. Pierre Bouchut
Pierre Bouchut graduated from the HEC School of Management and also holds a Masters' degree in applied economics from Paris Dauphine. He started his career in 1979 with Citibank Paris and then moved to Bankers Trust France SA as Vice-Chairman and Chief Financial Officer in 1987. In 1988, he began work as a

consultant with McKinsey & Company in the areas of Corporate Finance and Integrated Logistics. In 1990, he was hired as Chief Financial Officer of the Casino Group, which he left in 2005 as Director and Chief Operating Officer. Mr. Bouchut was recently appointed as the Chief Financial Officer of the Schneider Group.
Mr. Bouchut offers a wealth of financial expertise. Importantly, he meets the criteria of Audit Committee Financial Expert as defined by Securities Exchange Commission regulations. As stipulated by NASDAQ regulations, the Company must nominate to its Audit Committee a financial expert who is knowledgeable about American accounting norms [US GAAP] and has proven experience in the preparation, audit, analysis and evaluation of complex financial reports such as those of Havas.
Therefore, if Mr. Bouchut's nomination as Director is approved during the Annual Shareholders' Meeting, his candidacy for the Audit Committee will also be submitted to the Board of Directors.

— Procedure

As a result of the proposed resolutions to elect four Board Directors submitted by Bolloré Médias Investissements [resolutions A to D], the Board of Directors could have a number of Directors greater than the legal and statutory limit of 18 after approval of the resolutions by the Shareholders' Meeting. This is why, in the absence of legal provisions governing this situation, the Board of Directors is proposing, in the **fourteenth resolution,** that only the candidates who have won the largest number of votes up to a maximum of 18 Board members be elected. The Board of Directors is, therefore, submitting this question to the Shareholders' Meeting in the interest of shareholder democracy.

The **twenty-first resolution** grants the power to carry out all formalities provided by law.

— Proposed resolutions submitted by Bolloré Médias Investissements and not recommended by the Board of Directors

Bolloré Médias Investissements has submitted four resolutions to elect the following Directors:
- Bolloré Médias Investissements, which has named Marc Bébon as permanent representative;
- Vincent Bolloré;
- Bolloré Investissement, which has named Cédric de Bailliencourt as permanent representative;
- Thierry Marraud.

The Havas Board of Directors met on April 28, 2005 and unanimously decided to recommend that shareholders vote **against** these resolutions submitted by Bolloré Médias Investissements.

HAVAS: RECOMMENDATION OF THE BOARD OF DIRECTORS ON THE RESOLUTIONS SUBMITTED BY BOLLORÉ MÉDIAS INVESTISSEMENTS

The Board of Directors of Havas, chaired by Alain de Pouzilhac, met yesterday and reviewed the resolutions proposed by Bolloré Médias Investissements seeking the election of four Directors at the Shareholders' Meeting of June 9, 2005.

The Board unanimously decided to recommend that Havas shareholders vote against the resolutions submitted by Bolloré Médias Investissements.

The reason for this recommendation is that, with regard to the intentions of Bolloré Médias Investissements, there has been to date no reply to the letter on this question sent on December 14, 2004, at the request of the Board of Directors.

In addition, no explanations were provided to accompany the proposed resolutions, particularly relating to strategy, which would allow shareholders at the time of the vote, to understand the consequences of such resolutions and allow them to evaluate, with complete transparency, the consequences of the representation of Société Bolloré Médias Investissements on the future strategy of the Group and its potential for creating shareholder value.

The Board of Directors, in line with the unanimous recommendation of the Havas Executive Committee, is expressing its desire to allow the Group, at a decisive turning point in its business, to continue its growth, based on a strong and coherent strategy, which has been fully explained to clients and shareholders and, most importantly in this people-business, to all employees of the Group.

After giving its recommendation, the Board of Directors defers to the Shareholders' Meeting, in compliance with its general policy to respect shareholding democracy with full transparency.

Report of the Chairman of the Board of Directors

Report of the Chairman of the Board of Directors on the preparation and organization of the work of the Board, the internal control procedures in place within the company and restrictions on the powers of the Chief Executive Officer, drawn up pursuant to article L. 225-37 of the French Commercial Code.

This report, prepared with the support of the Finance Department and the Legal Department of Havas SA, was based on the work performed as part of the Helios Internal Control Project, in accordance with market recommendations (AFEP/MEDEF joint report of December 17, 2003). The draft report was first reviewed by the Group's General Management, Performance Department and Internal Audit Department and was then presented to the Audit Committee of the Board of Directors.

— Board procedures

Membership of the Board

The Havas Board of Directors has thirteen members, elected for three-year terms. Directors may stand for re-election.

Internal Board Rules

In December 2001, the Board of Directors drew up Internal Rules to authorize the following:

- participation in meetings via videoconference;
- transfer of shares held by directors and certain executive officers into nominative form and definition of procedures for the declaration by directors and certain executive officers of transactions performed on company shares they hold;
- exclusion of Executive Directors from deliberations concerning their compensation.

In addition to these Internal Rules, there are codes governing the functioning of the various Board Committees.

Board Committees

The Board has created three committees: the Audit Committee in 2000 and the Strategic Planning Committee and the Compensation and Selection Committee in 2001. These committees, composed mainly (entirely in the case of the Audit Committee) of Independent Directors[1], report regularly throughout the year to the Board of Directors.

The list of members of each Committee and reports on the Committees' activities during 2004 are presented in the Corporate Governance section of the report of the Board of Directors provided above.

Meetings of the Board

The schedule of Board meetings is usually drawn up in the fall for the following year. Additional meetings may be called depending on the Company's needs.

Meetings are generally called around eight days in advance, but a shorter period of notice may be given in urgent situations.

In 2004, the Board met a total of five times, with an average attendance rate of 97%.

Directors receive attendance fees which are allocated based on the criteria described in the report of the Compensation and Selection Committee.

Main issues dealt with by the Board

During the 2004 fiscal year, the Board examined, in particular, the following issues:

- Meeting on March 3, 2004: approval of the 2003 financial statements, adoption of a Code of Ethics, preparation and convocation of the Annual Shareholders' Meeting held on May 26, 2004.
- Meeting on May 26, 2004: state of the business, procedures for the allocation of Directors' fees, allocation of company stock options.

(1) As defined in the NASDAQ regulations, the criteria of which are recalled in page 49.

— Meeting on September 8, 2004: proposed offer for acquisition of Grey Global Group.

— Meeting on September 15, 2004: approval of the interim financial statements for 2004, update on the acquisition offer for Grey Global Group, strengthening of financial position and increase of share capital, update on Mr. Bolloré's position.

— Meeting on December 1, 2004: review of estimated 2004 results, update on the ownership structure, report on the increase of capital and finalization of debt refinancing, allocation of stock options.

— Restrictions to the powers of the Chief Executive Officer

At its meeting on May 21, 2003, in connection with the renewal of the appointment of Alain de Pouzilhac as Chairman and Chief Executive Officer, the Board decided that the following decisions would require its prior approval:

— purchases and sales - for cash or in exchange for shares - of real estate, businesses or equity interests;

— new finance leases for the acquisition of real estate or the transfer of finance leases;

— creation of subsidiaries;

— new borrowings other than short-term loans and overdrafts;

— granting of loans;

— generally, any transactions involving the acquisition or transfer of title to assets;

where the value of the assets concerned by any of the above transactions exceeds € 22.9 million. Details of other investments must be reported to the Board of Directors.

— Organization of Internal Control in the Havas Group

In the third quarter of 2002, Havas launched the Helios project to develop a formal, documented Internal Control system within the Group based on internationally-recognized methods derived from the recommendations regarding Internal Control of the COSO (Committee of Sponsoring Organizations of the Treadway Commission).

COSO defines Internal Control as a process performed by an entity's Board of Directors, management and other personnel and designed to provide reasonable assurance regarding the achievement of objectives in the following categories:

— execution and optimization of operations with the view toward meeting the goals set by Group Management;

— reliability of financial and accounting reporting as well as management information communicated by the company such that they honestly reflect the company's activities and situation;

— compliance with current laws and regulations.

The Internal Control unit within Havas is assigned with the mission of providing reasonable assurance - not absolute guarantees - that risks are controlled and goals will be met. The principles underlying Internal Control in the Group are presented in the Group's Management Policies and Principles manual.

— 1. Control environment

The Group's business is organized around three operating divisions, each headed by a Chief Executive Officer (CEO) and a Chief Financial Officer (CFO). Within each division, the CEO and CFO organize controls over operations in application of Havas procedures.

Each Group company is managed by a CEO who must report to his/her hierarchical superior, the CEO of the company's division. Likewise, the CFO of each company must report to the CFO of the company's division.

The Internal Control environment of the Havas Group is made up of 1) control units, management and steering structures, cross-functional support services, 2) Group policies and procedures, and 3) Internal Audit.

1.1. Control units, management and steering structures

Group governance

The Board of Directors appointed three specialized committees: the Strategic Planning Committee, the Compensation and Selection Committee and Audit Committee. Their activities were described above.

There are, in addition, two Executive Committees: the Finance and Strategy Executive Committee and the Creative Executive Committee.

Management Committees and cross-functional projects

In addition, the decision and control procedures applied by Company Management rely on the work of three committees with specific expertise and headed by the Chief Performance Officer.

The Real Estate Committee must ensure the consistency of real estate policies in the various countries and divisions and evaluate and develop Group policy to reflect the operational reality of the Group's companies. In 2004, the committee was successful in achieving the adoption of mandatory Group Rules that are now included in the Group's Management Policies and Principles. It also contributed to the creation of specific real estate management recommendations.

The Information Technology Committee is charged with coordinating the activities of the various information technology managers in the Group. Its mission is to speed up the completion of certain important sites or projects such as those in the areas of computer infrastructures, equipment standardization or security. This committee also helps circulate rules or good practices such as information technology codes.

The Insurance Committee is responsible for controlling the risk coverage provided by insurance policies and optimizing insurance policies negotiated at the Group level.

Lastly, Havas has launched several cross-functional projects over the last few years in the following areas:

Working capital: the Sunrise project defined best practices for working capital management, promotes their adoption by management and monitors progress made.

Cash pooling: Havas coordinates Group cash flow management in the main countries where it does business. New initiatives are planned for 2005 to optimize cash flow management globally.

Purchasing: the purchasing team included in the Performance Department is responsible for purchasing policies and travel for the entire Group worldwide. In specific, it negotiates framework agreements that are, in general, mandatory in all Group companies. To facilitate the internal communication of its initiatives, the committee handles its own communications.

Legal administration

In the main countries, legal administration of the individual companies (holding of Board meetings and Shareholders' Meetings, delegations of authority, etc.) is handled directly by the Legal Department of Havas or of a division or outsourced to a law firm under the supervision of the Legal Department of Havas or of the division in question.

1.2. Group policies and procedures

Code of Ethics

In 2004, Havas adopted a Code of Ethics to reiterate rules and principles for all Group employees in their dealings with co-workers, clients and suppliers as well as rules and principles set out by Havas for the preparation of Group financial information and the resolution of conflicts of interest.

Group Management Policies and Principles

At the beginning of 2004, Havas updated and further developed its manual of Group Management Policies and Principles. This manual describes those rules applicable to the organization and delegation of authority and procedures in effect between Havas and its divisions and subsidiaries.

This manual defines the rules and limits to delegations of authority granted to division and subsidiary managers and specifies those transactions which remain under the exclusive control of Havas, including company acquisitions and divestments, material investments, the signature of leases, financing, etc.

All procedures are available for consultation on an intranet open to all Group employees that was well publicized internally.

1.3. Internal Audit

At the end of 2002, the decision was made to set up an Internal Audit Department under the supervision of the Executive Vice-President, Chief Financial Officer. The head of Internal Audit also works directly with the Worldwide General Counsel and reports to the Audit Committee of the Board of Directors.

This department's mission is to monitor the efficacy and efficiency of Internal Control systems throughout the Group and promote continuous improvement.

The year 2003 was devoted to the creation of this new department located in France as well as the completion of one-off control missions. In 2004, focus was placed on finalization of the work procedures and definition of intervention plans. Fully responsible for all activities in the department, Internal Audit successfully completed these projects with the help of external services provided by an international consulting firm specialized in assistance with Internal Audit plans.

The Audit Committee approved the 2004 Internal Audit Plan at the beginning of the year. This plan, involving the review of agencies representing one-half of Group activities (in terms of revenue), was fully completed.
For each agency visited, the Internal Audit department prepared a detailed report that was discussed with the management of the agencies in question. Based on this report, a corrective action plan describing improvements to be implemented was drafted.

These missions aimed to take inventory of the level of Internal Control in the Group's subsidiaries before application of measures required by new French (Financial Security Law) and American (Sarbanes-Oxley Act) laws.
The manager of Internal Audit regularly analyzed and presented the results of these missions to the Audit Committee. The detailed reports were submitted to external auditors.

As recommended by the Audit Committee, the Internal Audit team will be expanded in 2005 to enable it to directly handle a greater number of missions.
The 2005 internal audit plan calls for the following:
— systematic follow-up of the application of recommendations and, in particular, verification of the successful implementation of corrective action plans in subsidiaries audited in 2004,
— multiplication of Internal Audit missions in new companies selected.

In accordance with the recommendation of the Audit Committee and based on a risk analysis, the company adopted a three-year audit plan that covers a significant portion of the Group's activities.

2. Internal control procedures for the preparation and processing of accounting and financial information

The procedures described in this report are applicable to all companies included in the Group's consolidated financial statements by global consolidation.

The reliability of the published financial and accounting information is guaranteed by 1) a series of measures, rules, procedures and controls and 2) the creation of formal, written procedures (in progress) as well as the regular assessment of the efficiency of these procedures.

2.1. Internal control of accounting and financial information

Computer reporting system

All Group companies use the same single computer system managed at the corporate level. This system is used for virtually all reporting processes – budgets, budget audits, monthly management reporting and quarterly, half-yearly and annual statutory reporting – and incorporates unified controls of data.

Budgeting and management reporting

Budgeting and management reporting processes are consolidated at the corporate level and the reporting data are checked at the level of the divisions. The management reporting system is a key component of the Group's internal control system and is invaluable to the Group's general management and its divisions for monitoring, control and management.
All subsidiaries produce budget/actual and budget/forecast comparisons, together with variance analyses which are reviewed at the division level and by the Group's controller.

Homogeneity of principles

The process by which financial, accounting and management information is prepared relies on application throughout the Group of the consolidation instructions provided in the Group Policies manual as well as on the homogeneity of the structure of the headings in the Group income statement for all management and consolidation cycles. The Havas Group prepares consolidated financial statements in accordance with accounting principles generally accepted in France (CRC regulation 99-02). In addition, because Havas shares are quoted on NASDAQ, the consolidation department also prepares consolidated financial statements in accordance with accounting principles generally accepted in the USA.

IFRS

In 2004, the Group prepared for adoption of the international IFRS accounting principles by identifying the main differences compared to French and US accounting principles, organizing information and training sessions for Group companies and modifying the consolidation and reporting system. Havas will thus be able to publish financial statements for 2004 reprocessed according to the IFRS accounting principles and prepare its 2005 financial statements in accordance with these same accounting principles.

Administrative back-offices

The Group has launched initiatives to create Shared Service Centers (back-offices) in several countries where the Group has a significant presence, primarily to provide accounting and payroll services for local subsidiaries. As well as helping to reduce costs and make activities more flexible, this organization ensures that financial and accounting information is prepared using the same procedures and tools throughout the Group.

Consolidation

The Havas Consolidation Department organizes and manages the statutory consolidation process for all Group subsidiaries. The process consists of consolidating the statutory reporting packages prepared by all Group companies and certified on a half-yearly and annual basis by external auditors.

The statutory reporting packages of companies together representing approximately 90% of total Group revenue are submitted to a full audit or a limited review on December 31.

The data generated by the statutory consolidation process are systematically reconciled to management reporting data. These reconciliations are performed automatically by the integrated statutory and management reporting system, as explained above.

The interim and annual consolidated financial statements are analyzed and presented to the Audit Committee.

Monitoring of off-balance sheet items

Havas keeps a centralized list of securities and guarantees granted and carries out a specific reporting process to update and monitor earn-out and buy-out commitments in collaboration with the CFOs of the divisions and regions in charge of the subsidiaries in question. Other liabilities distributed and received are reported in the consolidation packages.

Management sign-off on the accounts of the subsidiaries

In parallel with the statutory consolidation, the CEO and CFO of each consolidated company are required to certify to the CEO and CFO of Havas that the financial information transmitted to the Consolidation Department is complete and complies with the true and fair view principle. They must also certify that all known significant Internal Control weaknesses have been reported. These certificates form the basis of the statement by the Havas CEO and CFO on the consolidated financial statements included in the French annual report and Form 20-F (USA).

Disclosure Committee

In 2002, the Havas Group implemented a measure creating a committee to monitor and control financial and management information. This committee ("Disclosure Committee" according to the terms of the US Sarbanes-Oxley Act) must ensure that financial and management information published by the Havas Group meets criteria of integrity, accuracy, coherence and quality and complies with applicable laws and regulations and recognized practices. This Disclosure Committee is made up of executives from the Communications, Investor Relations, Legal and Finance Departments and is responsible for reviewing the French annual report and the Form 20-F (USA), based on a formal set of Disclosure Controls and Procedures.

The Havas Legal Department is responsible for obtaining from the divisions all non-accounting information required to prepare the French annual report and the Form 20-F.

Significant claims, litigation and risks are reported regularly to the Worldwide General Counsel.

2.2. Helios internal control project: continuous improvement and compliance with the Sarbanes-Oxley Act and Financial Security Law

The Helios project was launched at the end of 2002 to comply with the internal control provisions of the Sarbanes-Oxley Act and the French Financial Security Law.

The objective of the Helios project is to establish a stronger, more structured and more disciplined system of internal control of the preparation and processing of Group accounting and financial information, from the identification of risks to the regular assessment of procedures and the elimination of possible internal control weaknesses.

Conducted under the watchful eye of the Audit Committee, this project was launched by the Executive Vice-President and Chief Financial Officer and is managed by a project steering committee composed of the project team under the supervision of the Financial Director of Havas SA who is in regular contact with the Group's international audit firm. A progress report on the project has been presented at each Audit Committee meeting since the beginning of the project.

The main project milestones achieved in 2004 were as follows:

- identification and analysis of risk factors;
- preparation of Internal Control questionnaires;
- measures to inform the CEOs and CFOs of the divisions and subsidiaries of the new legal requirements for Internal Control;
- selection of a group of 40 companies representative of the Group's accounting data, which were the subject of a formal assessment of key processes in June 2004;
- beginning of documentation of Internal Control procedures in the 40 companies and Havas headquarters and its divisions.

The main phases of the project are as follows:

- finalization of the pilot site procedures;
- extension of the Helios project to the rest of the companies in the Group divided into 3 groups following adaptation of the documentation standards to the size of the organizations to reach the majority of the Group's significant financial statements;
- verification by the companies of tests of the efficiency of the Internal Control procedures for preparation and processing of financial and accounting information;
- implementation of any necessary corrective actions;
- formal evaluation of the pertinence, correct application and efficiency of Internal Control procedures in the Group as a whole;
- review by external auditors of the efficiency of Internal Control procedures from a representative sample of Group companies and headquarters.

In its decision of March 2, 2005, the SEC deferred the deadline for compliance with the Sarbanes-Oxley Act, Section 404, for non-American listed companies. As a result, the requirement of a report from the Havas CEO and CFO on Internal Control within the Group, validated by an auditor report in the Form 20-F annual report, is deferred until December 31, 2006.

Through its Helios project, Havas will be able to include in its reference document an overall evaluation of the pertinence, correct application and efficiency of Internal Control procedures throughout the Group. This same evaluation will later be published in Form 20-F, in accordance with US regulations pursuant to the Sarbanes-Oxley Act.

Statutory Auditors' report

prepared in application of article L. 225-235, final paragraph, of the French Commercial Code, on the report of the Chairman of the Board of Directors of Havas on internal control procedures related to the preparation and processing of accounting and financial information.

To the shareholders,

In our capacity as Statutory Auditors of Havas and in application of article L. 225-235, final paragraph, of the French Commercial Code, we present below our report on the report prepared by the Chairman of Havas in application of article L. 225-37 of the French Commercial Code for the year that ended on December 31, 2004.

Under the responsibility of the Board of Directors, the Company's management is required to define and implement adequate and efficient internal control procedures. In his report, the Chairman of the Board of Directors is required to comment on the conditions applicable for the preparation and organization of the work carried out by the Board of Directors and the internal control procedures implemented within the Company.

Our responsibility is to report to shareholders our comments on the information contained in the Chairman's report concerning the internal control procedures related to the preparation and processing of accounting and financial information.

We conducted our work in accordance with the professional guidelines applicable in France. Those guidelines require that we perform procedures to assess the fairness of the information given in the Chairman's report about internal control procedures related to the preparation and processing of accounting and financial information.

These procedures included:

— reviewing the internal control objectives, general organization and procedures related to the preparation and processing of accounting and financial information, as well as the program to gradually assess the entire internal control system launched during the year, as described in the Chairman's report.
— reviewing the work underpinning the information given in the Chairman's report.

Based on our procedures, we have no matters to report concerning the information about the Company's internal control procedures related to the preparation and processing of accounting and financial information, as contained in the report of the Chairman of the Board of Directors prepared in accordance with article L. 225-37, final paragraph, of the French Commercial Code.

Paris, March 25, 2005

Yves LEPINAY et Associés
"FIDINTER"

François BOUCHON

Jean-Yves LÉPINAY

Auditors
Members of Compagnie Régionale de Paris

Financial Report

Consolidated financial statements

Consolidated income statement
for the year ended December 31, 2004

(in € million)	Notes	2004	2003	2002
Revenue	1.2.9 / 14	**1,494**	**1,645**	**1,987**
Compensation		(838)	(968)	(1,124)
Other expenses, net	15	(459)	(541)	(635)
Total Operating expenses		**(1,297)**	**(1,509)**	**(1,759)**
Operating income	22.1	**197**	**136**	**228**
Financial income (expense)	16	1	(45)	(47)
Profit before tax and exceptional items		**198**	**91**	**182**
Exceptional items	17	(62)	(226)	(9)
Tax	18 / 22.1	(36)	(38)	(61)
Net income of fully consolidated companies		**100**	**(173)**	**112**
Income from associates (equity method)	5.2	1	1	
Net income before goodwill amortization and impairment		**101**	**(172)**	**112**
Group share		**92**	**(179)**	**95**
Goodwill amortization and impairment	19	**(58)**	**(217)**	**(71)**
Consolidated net income		**43**	**(389)**	**41**
Group share		**34**	**(396)**	**23**
Earnings per share (in euros) [1]	1.2.13 / 20			
Net income before goodwill amortization and impairment				
Basic earnings		0.27	(0.56)	0.30
Diluted earnings		0.27	(0.56)	0.29
Consolidated net income				
Basic earnings		0.10	(1.24)	0.07
Diluted earnings		0.10	(1.24)	0.07
EBIT	1.2.10	136	(89)	220

(1) 2002 and 2003 earnings per share have been adjusted by a factor of 0.93254 following the preferential subscription rights issue on October 19th, 2004.

Consolidated balance sheet
as at December 31, 2004

___ Asset

(in € million)	Notes	12.31.2004 Net	12.31.2003 Net	12.31.2002 Net
Goodwill	1.1.4 / 3	**1,497**	**1,583**	**1,893**
Other intangible assets	1.2.1 / 4	**47**	**54**	**63**
Tangible assets	1.2.1 / 4	**111**	**137**	**191**
Land			1	4
Buildings		27	39	42
Plant and equipment		25	36	51
Other		59	62	93
Financial assets		**38**	**23**	**27**
Investments in non-consolidated companies	5.1	5	6	7
Associates' equity (equity method)	5.2	1	1	
Other	5.3 / 1.2.1	32	16	20
Total fixed assets		**1,693**	**1,797**	**2,174**
Work in progress	1.2.2	46	60	81
Trade receivables	6	1,010	1,132	1,370
Other debtors and sundry receivables	1.2.2 / 6	323	387	485
Deferred tax assets	1.2.4 / 13	165	167	203
Marketable securities	7	249	446	478
Cash		324	253	317
Total current assets		**2,117**	**2,444**	**2,934**
Total assets		**3,810**	**4,241**	**5,108**

Liabilities and equity

(in € million)	Notes	12.31.2004	12.31.2003	12.31.2002
Shareholders' equity (Group share)	8	**1,029**	**641**	**1,165**
Share capital		172	122	122
Share premium account		1,528	1,790	1,786
Retained earnings		(705)	(875)	(766)
Consolidated net income		34	(396)	23
Minority interests	8	**20**	**21**	**32**
Retained earnings		11	14	15
Net income		9	7	17
Provisions for risk and expenses	9	**171**	**245**	**158**
Financial liabilities	10	**799**	**1,341**	**1,459**
Convertible bonds		636	1,101	1,215
Other borrowings and financial liabilities		163	240	244
Operating and non-operating payables		**1,791**	**1,993**	**2,293**
Trade payables		1,016	1,047	1,169
Other payables	12	765	936	1,120
Deferred tax liabilities	1.2.4 / 13	10	10	3
Total liabilities and equity		**3,810**	**4,241**	**5,108**

Consolidated statement of cash flows
as at December 31, 2004

(in € million)	Notes	2004	2003	2002
Operating activities				
Consolidated net income: Group share		34	(396)	23
Minority interests		9	7	17
Elimination of non-cash items				
+ Amortization and depreciation		101	274	144
+ Changes in provisions and deferred taxes		(61)	130	25
- (Gains) / losses on disposal of fixed assets		46	7	(12)
Operating cash flow		**129**	**22**	**197**
Changes in working capital		52	132	47
Net cash provided by operating activities	21.1	**181**	**154**	**244**
Investments				
Purchase of fixed assets		**(125)**	**(116)**	**(154)**
– Intangible and tangible		(37)	(55)	(71)
– Financial		(88)	(61)	(83)
Proceeds from sale of fixed assets		**67**	**35**	**44**
– Intangible and tangible		6	23	29
– Financial		61	12	15
Net cash used in investments	21.2	**(58)**	**(81)**	**(110)**
Financing				
Dividends paid to Havas' shareholders		(15)	(30)	(70)
Dividends paid to minority interests		(5)	(13)	(19)
Capital increase		389	6	9
Proceeds from long-term borrowings		31	12	457
Repayment of long-term borrowings		(645)	(154)	(77)
Changes in cash from financing activities		1	53	11
Net cash provided (used) by financing	21.3	**(244)**	**(126)**	**311**
Net increase (decrease) in cash and cash equivalents		**(121)**	**(53)**	**445**
Cash and cash equivalents brought forward at January 1 [1]		624	698	287
Currency translation adjustments on cash and cash equivalents		(10)	(21)	(34)
Cash and cash equivalents at December 31 [1]		**493**	**624**	**698**

(1) "Cash and cash equivalents" at January 1 and December 31 does not include treasury stock which is shown in « Marketable securities » in the balance sheet assets, as it cannot be assimilated as available.

Notes to the consolidated financial statements
as at December 31, 2004

Note 1. Principles and accounting policies

Havas' consolidated financial statements as at December 31, 2004, have been prepared in accordance with the generally accepted rules and accounting principles applicable in France as determined by Regulation CRC 99-02 of The Accounting Regulation Committee, and with the instructions of Regulation CRC 00-06 relating to liabilities.
Havas' consolidated financial statements as at December 31, 2003 and 2002, have also been drawn up according to the same rules and accounting principles.

1.1. Principles and methods of consolidation

1.1.1. Methods of consolidation

Majority-owned companies are fully consolidated. This method consists of substituting the entire assets and liabilities of the related companies for the investments in the balance sheet, and in posting all their income and expenses to the income statement. Minority interests are recognized in the shareholders' equity and net income.
Companies over which, Havas exercises a significant influence but does not have control, are accounted for by the direct equity method, where the Group's share of shareholders' equity and income is substituted for book value.

1.1.2. Estimates

The preparation of consolidated accounts requires management to make estimates that affect the amounts reported in the consolidated financial statements, for the following items:
- revenue recognition;
- allowances for doubtful receivable accounts;
- restructuring charges;
- contingent acquisition obligations;
- impairment of intangible assets and goodwill;.
- and income taxes.

1.1.3. Elimination of intra-group balances and transactions

The balances of intra-group receivable and payable accounts as at December 31, and intra-group transactions such as internal billings, dividend payments, capital gains or losses, increases and reversals of provisions relating to investments in consolidated subsidiaries, have been eliminated with the corresponding effects on the income statement.

1.1.4. Goodwill

Goodwill arising at the time of initial consolidation of an acquired company represents the difference between the acquisition cost and the Group's share of fair value of net assets evaluated at the date of acquisition. Differences are analyzed and may be allocated to assets, with the remainder posted to goodwill.
Most of the goodwills are accounted for in the currency of acquired companies.
Goodwill arising since 1988 is capitalized and amortized over a maximum period of 40 years, depending upon the analysis of this goodwill. The period of 40 years is usually adopted by the Group.
In accordance with Article 248-3 of the Decree of March 27, 1987 [French law], an amount of €85.8 million corresponding to a part of the goodwill arising from the acquisition of RSCG Group in 1992 was deducted from equity. On an amortization over a period of 40 years basis, the annual theoretical amortization amounts to €2.1 million.
In addition, the acquisition of Snyder SNC in 2000 was accounted for by the pooling of interests method according to paragraph 215 of Regulation CRC 99-02.
At the end of each accounting period, the book value of the goodwills is compared to their fair market value, in order to determine whether a goodwill write-down is required. This method is compliant with US standard SFAS 142. Thus, net book value of each division which meets the criteria of reporting unit, is compared to the fair market value of its equity. When the book value is greater than the fair market value, an exceptional goodwill impairment charge is posted to the income statement. When necessary, intangible assets are also depreciated.
The fair market value is calculated based on discounted future cash flows over a seven-year period with a terminal value based upon the seventh year flows. The discount rate used corresponds to the weighted average cost of capital of public companies in the industry, but can vary from one division to another depending on the risk premium attributed to specific countries.

1.1.5. Translation of foreign subsidiaries' accounts

Financial statements of foreign subsidiaries are translated into euros at the exchange rate prevailing on the last trading day of the financial year for assets and liabilities, and at the average exchange rate for the year for the income statement and the statement of cash flows. As Havas' exposure to high inflation countries is limited and the financial impact is not material, the accounts of the related subsidiaries have been translated into euros in the same manner. The net income presented in shareholders' equity is translated at the average rate for the year, and any difference from the year-end closing rate is posted to consolidated retained earnings.
The negative currency translation adjustments relating to the euro-zone posted to shareholders' equity amount to €1,6 million.

Notes to the consolidated financial statements

as at December 31, 2004

The average rates of major foreign currencies are as follows:

Foreign currencies	2004	2003	2002
USD	1.24522	1.13088	0.94490
GBP	0.67973	0.69190	0.62876

1.1.6. Translation of operations denominated in foreign currencies

The Group does not adopt the application of the preferential method recommended by Regulation CRC 99-02 relating to the recognition of currency translation adjustments in income statements.
Receivable and payable accounts denominated in foreign currency in balance sheets at closing are converted by exchange rates prevailing at that date. Currency translation adjustments relating to monetary items are recorded in adjustment accounts. Any potential loss is provided for.

1.2. Accounting principles

1.2.1. Intangible and tangible assets, and financial investments

Goodwill recorded in the balance sheet assets is written down when the evolution of the underlying businesses (measured by their revenue and income) requires such impairment.
Tangible fixed assets of fully consolidated companies are valued at historical acquisition cost and may be adjusted by the allocation of the goodwill arising at the time of their initial consolidation.
When a lease, in substance, implies the transfer of the majority of the risk and economic benefit related to the leased asset, that corresponding to the criteria of finance lease, the leased asset, if significant, should be recognized as a fixed asset in the balance sheet with, as counterpart, a financial debt in the balance sheet liabilities.
Capitalized assets should be amortized using the same conditions as those applicable for freehold assets.
Depreciation is calculated using either the straight-line or reducing balance methods according to the nature of the assets. The period of depreciation is generally as follows:

Assets	Period of depreciation (years)
Intangible:	
- Software	1 - 4
Tangible:	
- Buildings	25 - 33
- Plant and equipment	3 – 4
- Others:	
• IT equipment	3 - 5
• furniture	7-10
• fixtures and fittings	10

"Other financial assets" include deposits, loans to employees, non-consolidated companies and associated companies.

1.2.2. Current assets

Work in progress includes external purchasing costs for on going campaigns. In addition, in certain cases where required by fiscal regulation or client agreements, it may include internal time spent. It is depreciated if the production value is less than the cost.
The other debtors and sundry receivables include, in particular, client receivables related to payments for media buying in France where, since 1993, media buying companies must operate as an agent according to the law "Loi Sapin". This means that the related debtor receivable accounts should be distinguished from other operating receivables due to their different legal nature.

1.2.3. Retirement obligations and post-employment benefits

Retirement obligations under collective bargaining and post-employment benefits (mutual insurance contributions of certain companies of the Group) are valued using actuarial methods and provided for according to the instructions of the CNC Recommendation N° 2003-01 of April 1, 2003.

1.2.4. Deferred taxes

Deferred taxes are accounted for according to Regulation CRC 99-02. They are calculated on temporary differences and fiscal losses carried forward when there is a strong probability these tax losses can be recovered.
Given the short-term nature and the lack of a reliable timetable for the recovery of deferred tax assets, they have not been discounted.

1.2.5. Accounting for employee stock option plans

Havas purchase options

The Havas treasury shares earmarked for stock purchase plans are provided for when the exercise price falls below the purchase cost. In addition, provisions for risk and expenses should be recognized when the exercise price is also lower than the average market price.

Havas subscription options

When exercising the options, the "Share capital" and "Share premium" accounts are increased by the amount of cash received.

Subsidiaries' (Private company) stock option plans

Stock option plans that include a Group commitment to repurchase the shares at a value predetermined by a formula, are provided for when it is likely that the options will be exercised.

On the other hand, when the exercise and repurchase prices are determined at fair market value and the stock option plans are qualified as "non-compensatory" according to the US generally accepted accounting principles (APB 25), these plans are accounted for when options are exercised and the shares repurchased by the Group. Any difference between the repurchase price and the exercise price is accounted for as goodwill.
Goodwill is amortized over the residual amortization period of the historical goodwill. When not material, the whole amount is immediately amortized.

1.2.6. Provisions for vacant premises

Vacant premises have been provided for. At each closing, provisions are assessed taking into account future rental payments until the end of the leases, net of related assumed sublet income. Assumptions have been analysed on a case-by-case basis taking into account the specificities of each property. Provisions are discounted using a long-term risk-free rate. Discounting effect has been recorded as financial expense or income.

1.2.7. Issue costs and redemption premium of convertible bonds

Convertible bond issue costs are charged to the income statement on a straight-line basis over the life of the bonds. In case of any conversion, the residual costs are deducted from the premium arising upon the issue of the related shares.
Convertible bond redemption premiums are provided for over the life of the bonds as soon as the reimbursement of the bonds seems probable.

1.2.8. Accounting for additional payments for acquired companies (earn-outs)

Contracts to acquire companies generally include an earn-out clause. Any payments due under the earn-out clause are added to the carrying value of the shares and a debt of the same amount is recorded in liabilities under "Amounts due to suppliers of fixed assets" where the payments are considered probable and their amount can be reliably estimated.
The amount due is reviewed at each year-end by applying the earn-out formula to the latest available financial data.

1.2.9. Revenue recognition

Substantially all our revenue is derived from fees and commissions for advertising and communication services and for the planning and purchase of media. Revenue is recognized on the date that the services are performed, costs are incurred for production, when the media is aired or published. Some of our contractual arrangements with clients also include performance incentives that allow us to receive additional payments based upon our performance for the client, measured against specified qualitative and quantitative objectives. We recognize the incentive portion of the revenue under these contractual arrangements when these qualitative and quantitative goals are achieved in accordance with the arrangements.

1.2.10. Profit before tax and exceptional items

The consolidated "profit before tax and exceptional items" is derived from the financial statements of fully consolidated companies. The revenue and expenses are those generated during the financial year and which do not meet the criteria of "exceptional items" as stated below.
The Group also uses EBIT (Earnings before interest and tax) as an indicator for measuring performance and for the purpose of comparison with its competitors.
EBIT corresponds to operating income adjusted for income from associates and exceptional items.

1.2.11. Exceptional items

Typical exceptional items are the following:

- unusual provisions for doubtful receivables;
- unusual impairment of fixed assets, and capital gains or losses on disposal of assets, including financial investments;
- restructuring costs such as redundancies and related property charges (vacancy and property sublet for lower rent, indemnity for terminating lease agreements, write off of fixtures and fittings etc.);
- provisions for tax risks of material amounts;
- expenses associated with aborted acquisitions, of unusual nature or amount;
- litigation, if significant.

Notes to the consolidated financial statements

as at December 31, 2004

1.2.12. Derivative financial instruments

Financial instruments used by the Group to manage its exposure to interest rate and foreign exchange risks have been negotiated with leading banks, thus limiting counterpart risks.

Derivatives typically include interest rate swap agreements, foreign currency swap agreements, and both foreign currency and interest rate agreements.

A profit or loss on instruments acquired as hedges of assets or liabilities are recognized symmetrically to the loss or profit of the hedged item and in the same period.

A profit or loss on foreign currency instruments acquired as hedges of the Group investments in foreign subsidiaries and also the exchange adjustments relating to these investments are posted to equity. They will be posted to the income statement once the investments are disposed of.

Any positions that do not qualify for hedge accounting are provided if there is a potential loss but potential gains are not recognized.

1.2.13. Earnings per share calculation methods

"Basic earnings per share" is calculated using the weighted average number of shares in issue during the financial year.

"Diluted earnings per share" is calculated according to the treasury stock method :

- the interest expenses relating to the convertible bonds are eliminated from the numerator ;
- the denominator consists of the number of shares which would result from all other potentially dilutive securities, such as warrants, stock options and convertible bonds giving access to the capital stock added to the basic number of shares, less the number of shares that could be repurchased with the cash obtained from the exercised stock options or warrants.

However, marketable securities which give access to the capital stock are only taken into the calculation when they have a dilutive effect on earnings per share.

Note 2. Scope of consolidation

During the financial year, the number of consolidated companies has changed as follows:

Number of companies as at December 31, 2003	**391**
Acquisitions	7
Disposals / closures	(26)
Mergers / spin-offs	(31)
Number of companies as at December 31, 2004	**341**

As part the Group's major strategic reorganization in forth quarter 2003, an important program of disposal and closure of agencies was launched. The plan was mainly carried out during 2004. Thus, in 2004, more than twenty legal entities were taken out of the scope of consolidation at the date on which the Group lost the control, and related profits and losses were consolidated, when material.

Companies disposed in 2004 generated a revenue of €48.4 million and an operating profit of €1.8 million against, respectively, approximately €128.4 million and €3.3 million in 2003. Related net capital gains amounted to €6.1 million in exceptional items.

In addition, in certain cases, a portion of the considerations was settled in capital stock of the buyers. As these shares are not available for immediate sale, they have been recorded under "Financial investments" at their fair value.

In other cases, additional considerations have been negotiated, based on future performance. They will be recognized once definitely due from the buyers.

Note 3. Goodwill

3.1. Changes in goodwill

(in € million)

Gross value at December 31, 2002	**2,186**
Acquisitions of new companies	22
Acquisitions of minority interests	13
Additional payments	3
Exchange adjustments	(162)
Other	(4)
Gross value at December 31, 2003	**2,058**
Acquisitions of new companies	5
Acquisitions of minority interests	25
Additional payments	8
Changes in scope of consolidation	(197)
Exchange adjustments	(47)
Other	2
Gross value at December 31, 2004	**1,854**
Cumulative amortization at December 31, 2003	**(475)**
2004 goodwill amortization	(58)
Changes in scope of consolidation	166
Exchange adjustments	10
Cumulative amortization at December 31, 2004	**(357)**
Net value at December 31, 2004	**1,497**

During 2003, the Group mainly acquired 100% of Money Syner Communications, a British specialist healthcare advertising agency with a strong media-buying activity, and 60% of Grupo Vale Bates, ranked 5th in Mexico and the largest independent agency.
Main changes in 2004 relating to gross value and amortization concern the disposed agencies as indicated in note 2.

3.2 Geographical breakdown of net goodwill

(in € million)

Europe	963
North America	464
Asia Pacific	31
Latin America	39
Total	**1,497**

Notes to the consolidated financial statements

as at December 31, 2004

Note 4. Intangible and tangible fixed assets

(in € million)	Intangible	Land	Buildings	Plant and equipment	Other
Gross value at December 31, 2002	**109**	**5**	**74**	**169**	**243**
Acquisitions	8		9	11	21
Disposals, write-downs	(18)	(4)	(28)	(32)	(50)
Changes in scope of consolidation					(1)
Currency translation adjustments	(6)		(6)	(15)	(24)
Reclassifications			10	2	(9)
Gross value at December 31, 2003	**93**	**1**	**59**	**135**	**180**
Acquisitions	7			8	18
Disposals, write-downs	(6)	(1)	(6)	(23)	(27)
Changes in scope of consolidation	(2)		(8)	(13)	(7)
Exchange adjustments	(1)			(2)	(8)
Reclassifications	(6)		(7)	(9)	22
Gross value at December 31, 2004	**84**	**0**	**38**	**96**	**178**
Cumulative amortization at December 31, 2003	**(40)**	**0**	**(20)**	**(99)**	**(118)**
Amortization	(8)		(3)	(11)	(23)
Disposals, write-downs	6		2	24	25
Changes in scope of consolidation	1		3	10	6
Exchange adjustments	1			2	5
Reclassifications	3		7	4	(14)
Cumulative amortization at December 31, 2004	**(37)**	**0**	**(11)**	**(71)**	**(119)**
Net value at December 31, 2004	**47**	**0**	**27**	**25**	**59**

Intangible assets include the RSCG and Havas trademarks respectively for €14.3 million and €4.6 million (purchased in 2002 from Vivendi Universal Publishing).

Other tangible assets include in particular fixtures and fittings (part of which are recorded in the account "Buildings"), and IT equipment.

Assets under finance leases are capitalized on the balance sheet when material. The major adjustments relate to two buildings located in Spain, resulting in gross fixed assets of €3.3 million and financial debt of €1.3 million. The related cumulative amortization at December 31, 2004 amounts to €0.7 million.

Note 5. Financial assets

5.1. Investments in non-consolidated companies

(in € million)	2004	2003	2002
Gross value	**25**	**24**	**25**
Depreciation	(20)	(18)	(18)
Net value	**5**	**6**	**7**

These financial assets include numerous companies which are either dormant or being liquidated, and a few companies in which the Group's shareholding is negligible and their net book value is not significant.

At each closing, the investments' historical value is compared to its estimated realizable value. When required, a provision is provided for.

5.2. Investments accounted for by the equity method

Companies over which Havas exercises a significant influence are accounted for by the equity method due to its minority interests or minority representative within the Board of these companies without any commitment to buy-out minority interests.
Individual and total values of associates are not material.

5.3. Other financial assets

(in € million)	2004	2003	2002
Gross value	**71**	**57**	**58**
Depreciation	(39)	(41)	(38)
Net value	**32**	**16**	**20**

Maturities

(in € million)	Total	< 1 year	1 to 5 years	> 5 years
Gross value at December 31, 2004	71	56	10	5

"Other financial assets" mainly include loans to non-consolidated companies and associated companies, and deposits.
In addition, for the disposal of two companies, the Group has received a portion of the considerations in the buyers' capital stock. These shares do not give right to any control or influence. As not available for immediate sale, they have been recorded in "Financial investments" for an amount of €10 million of which €6 million will mature in less than one year and €4 million in less than 5 years.

Note 6. Breakdown of receivables in gross value and by maturity

Information on trade receivables, other receivables and adjustments are shown net in the balance sheet assets

(in € million)	2004	2003	2002
Trade receivables			
Gross value	1,045	1,174	1,428
Depreciation	(35)	(42)	(58)
Net value	**1,010**	**1,132**	**1,370**
Other receivables and adjustments			
Advances to suppliers	11	8	7
Other receivables and adjustments	276	329	408
Adjustments	39	53	71
Total gross value	**326**	**390**	**486**
Depreciation	(3)	(3)	(1)
Total net value	**323**	**387**	**485**

Maturities

(in € million) At 12.31.2004	Total	< 1 year	1 to 5 years	> 5 years
Trade receivables	1,045	1,045		
Other receivables and adjustments	326	318	8	

Notes to the consolidated financial statements

as at December 31, 2004

Note 7. Marketable securities

Marketable securities include short-term financial investments whose book value corresponds to fair market value, and 6,135,158 treasury shares of which 4,406,598 cover a stock option plan granted by the Board of Directors to senior executives of the Group on June 19, 1997. During 2004, some options have been forfeited, thus freeing up 1,728,560 treasury shares.

The net book value of the 4,406,598 treasury shares amounts to €18.1 million, net of a provision of €2.2 million for adjusting their book value to December 2004 average market price (€4.10). 2004 adjustment impact is a financial charge of €0.7 million.

In addition, a provision for risk of €0.2 million is shown in the balance sheet as at December 31, 2004, corresponding to the difference between the December 2004 average market price and a unit exercise price of €4.05. Related 2004 impact is a financial income of €0.6 million.

The remaining 1,728,560 treasury shares have a total net book value of €7.1 million. The related depreciation amounts to €0.9 million of which €0.3 million corresponds to 2004 allowance.

As a result of the Havas capital increase, the preferential subscription rights of the 6,135,158 treasury shares were sold on September 27, 2004 for €1.9 million, generating a capital loss of €0.2 million in financial charge.

Note 8. Shareholders' equity

8.1. Treasury stock

Within the framework of the share repurchase plan, during 2004 the following operations have been completed:

acquisition of 27,600 treasury shares for €0.1 million;

disposal of 208,146 shares for €1 million, of which 19,878 shares were used for the payment of 2003 Directors fees and 188,268 shares for the payment of minor acquisitions.

Thus, as at December 31, 2004 the number of treasury shares was brought down to 1,298,959 shares against 1,479,505 as at December 31, 2003, for a total value of €15.5 million which were deducted from equity.

In addition, on September 27, 2004, 1,298,959 preferential subscription rights ("DPS") provided by the 1,298,959 treasury shares following Havas capital increase were disposed of for a total amount of €0.4 million.

Including treasury shares recorded in marketable securities, the total number of treasury shares held by the Group amounted to 7,434,117 corresponding to 1.73% of outstanding capital stock as at December 31, 2004.

8.2. Changes in shareholders' equity

(in € million)	Group share						Minority interests
	Share capital	Share premium account	Consolidated retained earnings and net income	Treasury stock	Exchange adjustments	Total	
Shareholders' equity at December 31, 2002	**122**	**1,786**	**(589)**	**(50)**	**(104)**	**1,165**	**32**
Dividends distributed [2]			(30)			(30)	(14)
Stock options exercised		4				4	
Treasury stock			(14)	31		17	
Exchange adjustments					(120)	(120)	(2)
Other movements							(1)
Consolidated net income			**(396)**			**(396)**	**7**
Shareholders' equity at December 31, 2003	**122**	**1,790**	**(1,028)**	**(19)**	**(224)**	**641**	**21**
Dividends distributed [2]			(11)			(11)	(7)
Capital increase	49	355				404	
Issue costs		(16)				(16)	
Snyder SNC acquisition adjustment [1]			17			17	
Treasury stock				2		2	
Exchange adjustments					(42)	(42)	1
Other movements		(602)	602			0	(4)
Consolidated net income			**34**			**34**	**9**
Shareholders' equity at December 31, 2004	**171**	**1,527**	**(386)**	**(17)**	**(266)**	**1,029**	**20**

(1) The acquisition of Snyder SNC in 2000 was accounted for in compliance with the "Pooling of interests" method. According to this method, any provision write-back of unused existing provisions as Snyder's liabilities at the acquisition date should be posted to equity. A tax reserve of €17.4 million was then posted to equity in 2004.
(2) This includes the Havas dividend and tax paid.

On October 19, 2004 Havas increased its capital stock by issuing 122,513,404 new shares at a unit issue price of €3.3 and a unit nominal value of €0.4. 2004 exchange adjustment impact on shareholders' equity, Group share, was mainly due to the decline of US dollar against the Euro for a total negative amount of €42.0 million.

Notes to the consolidated financial statements

as at December 31, 2004

Note 9. Provisions for risk and expenses

(in € million)	12.31.2003	Increase in provisions	Reversal of used provisions	Reversal of unused provisions	Changes in scope of consolidation	Other	12.31.2004
Provisions for expenses	90	18	(36)	(10)	(2)	18	78
Provisions for risk	155	13	(20)	(57)	(2)	4	93
Total	**245**	**31**	**(56)**	**(67)**	**(4)**	**22**	**171**

Provisions for expenses as at December 2004 mainly include:

- provisions for vacant premises of €50.2 million and €72.1 million, respectively as at December 31, 2004 and 2003;
- and provisions for retirement obligations and post-employment benefits of €22.4 million.

The amount shown in « Reversal of unused provisions for expenses» corresponds to provisions for vacant premises write-back, related premises being reoccupied by the Group, whereas the amount in "Increase in provisions" includes €10.2 million of additional provisions. These amounts are shown in exceptional items in the income statement.

Provisions for risk mainly include:

provisions for redemption premiums relating to the OCEANE 2000/2006 of €25.9 million and €58.1 million, respectively as at December 31, 2004 and 2003, corresponding to the difference between the yield to maturity and the yearly coupon,

provisions for redemption premiums relating to the OCEANE 1999/2004 of €3.2 as at December 31, 2003 fully paid in 2004;

and a tax reserve of €50.8 million and €67.4 million, respectively as at December 31, 2004 and 2003.

The amount shown in "Reversal of unused risk provisions" mainly includes a write-back of provisions for redemption premiums write-back for €39.1 million recorded in financial income relating to the OCEANE 2000/2006 convertible bonds repurchased in 2004 for cancellation, and a tax reserve write-back of €17.4 million which was included in Snyder's liabilities at the date of its acquisition by the Group in 2000. As this acquisition was accounted for in compliance with the "Pooling of interests" method, the reversal of this tax reserve was posted to equity (see note 8.2)

"Other" represents exchange adjustments and reclassification of provisions for retirement obligations and post-employment benefits which were included in operating payables.

Note 10. Financial liabilities

10.1. Summary of financial liabilities

Financial liabilities	As at December 31, 2004		As at December 31, 2003		Changes 2004-2003
	In € million	Conversion price in €	In € million	Conversion price in €	
OCEANE 99 - Maturity 01/01/04			85	9.08	(85)
OCEANE 00 - maturity 01/01/06	186	19.12	566	20.87	(380)
OCEANE 02 - maturity 01/01/09	450	9.51	450	10.39	0
Total OCEANE	**636**		**1,101**		**(465)**
Bank borrowings	64		93		(29)
Other financial liabilities	44		99		(55)
Overdrafts	55		48		7
Total Other financial debt	**163**		**240**		**(77)**
Total	**799**		**1,341**		

Changes are described in note 21.3.

Notes to the consolidated financial statements
as at December 31, 2004

10.2. Convertible bonds

The two remaining bonds convertible and/or exchangeable into new or existing shares ("OCEANE") issued by Havas have the following characteristics:

Characteristics	OCEANE 1% December 2000 / January 2006	OCEANE 4% May 2002 / January 2009
Listed on	Euronext Paris SA	Euronext Paris SA
ISIN code	FR0000180747	FR0000188476
Principal amount at issue	€709 million	€450 million
Number of bonds issued	32,817,012	41,860,465
Unit issue price	€21.60 at par	€10.75 at par
Unit redemption value	€25.44	€10.75 at par
Effective date	December 22, 2000	May 22, 2002
Duration	5 years and 10 days	6 years and 224 days
Annual coupon rate	1% or a gross yield to maturity of 4.25% [1]	4% or a gross yield to maturity 4% [1]
Implicit interest rate	4.67% [5]	4.26 [5]
Maturity	January 1, 2006 [2]	January 1, 2009 [4]
Conversion	[3]	[3]
• Prior to 06/11/02	• 1 bond against 1 share	• 1 bond against 1 share
• 06/11/02 - 06/17/03	• 1 against 1.02	• 1 against 1.02
• 06/18/03 - 06/16/04	• 1 against 1.035	• 1 against 1.035
• 06/17/04 - 10/19/04	• 1 against 1.047	• 1 against 1.047
• From 20/10/04	• 1 against 1.13	• 1 against 1.13
Cumulative number of bonds bought back for cancellation at December 31, 2003	6,632,046	0
Cumulative number of bonds converted at December 31, 2003	689	0
Number of bonds bought back for cancellation in 2004	17,570,404	0
Number of bonds converted in 2004	10	930
Number of bonds outstanding at December 31, 2004	8,613,863	41,859,535

(1) Assuming no conversion or redemption prior to maturity.
(2) Possible early redemption at the option of the issuer from January 1, 2004 to December 31, 2005, if over a period of twenty consecutive stock exchange trading days among the forty consecutive stock exchange trading days preceding the day of publication of a notice concerning such early redemption, the product of the average of Havas shares' last trading prices and the conversion ratio exceeds 115% of the redemption value of the bonds.
(3) Each bond may be converted at any time at will by the holders into an adjusted number of Havas shares following the payments of dividends which were debited to "Regulated long-term capital gains equity reserve" and the capital stock increase on October 19, 2004.
(4) Possible early redemption at the option of the issuer from January 1, 2005 to December 31, 2008, if over a period of twenty consecutive stock exchange trading days among the forty consecutive stock exchange trading days preceding the day of publication of a notice concerning such early redemption, the product of the average of Havas shares' last trading price and the conversion ratio exceeds 125% of the redemption value of the bonds.
(5) Including issue costs amortization.

◦ OCEANE 1% December 2000 / January 2006

Havas has repurchased between December 3, 2004 and December 10, 2004 17,570,404 convertible bonds for cancellation according to the terms of the issue agreement, for a unit price of €25.17 and a total amount of €442.3 million representing a total nominal value of €379.5 million. This operation has generated a financial income of €31.8 million (see note 16) and an exceptional expense of €59.7 million (see note 17).

Thus, since the issuance of the OCEANE 2000/2006, Havas has bought back 73.8% of the principal amount at issue. Havas also reserves the right to keep on repurchasing these convertible bonds on the Market.

As at December 31, 2004 outstanding convertible bonds represent a financial debt of €186.1 million. Assuming no conversion or repurchase from January 1, 2005, the related redemption premium potentially due at maturity would amount to €33.1 million. As indicated in note 1.2.7, this redemption premium is provided for over the borrowing life. Related provision at December 31, 2004 is included in "Provisions for risk and expenses" for €25.9 million (see note 9).

◦ OCEANE 4% May 2002 / January 2009

On December 1, 2003, the General Meeting of holders of the 2002 OCEANE (bonds convertible and/or exchangeable for new or existing Havas shares), approved the payment by Havas of an amount of €1.20 per bond, in exchange for a waiver of their option to cause Havas to redeem the bonds at par on January 1, 2006. A one time cash payment was made on January 1, 2004, for a total amount of €50.2 million.

This operation has generated in 2003 an exceptional expense of €51.1 million of which €0.9 million corresponds to banking fees.

As at December 31, 2004 outstanding convertible bonds represent a financial debt of €450 million.

10.3. Floating rate credit facility agreement "Club Deal"

In December 2004, Havas entered into a €150 million floating rate credit facility agreement with a pool of banks ("club deal"), consisting of:

— a €100 million amortization loan (tranche A), reaching final maturity on November 30th, 2007, dedicated to finance the repurchase and/or the redemption of the convertible bonds OCEANE 2000/2006;

— a €50 million revolving credit facility (Tranche B), maturing on October 31st, 2008, dedicated to the general financing purposes of the Havas Group.

Havas covenants to comply with some specific ratios based on its consolidated financial statements till the maturity date of this credit facility:

— a net debt to EBITDA ratio, based on the following definitions:

Net Debt = (Convertible bonds) + (other borrowings and financial liabilities) + (redemption premiums of convertible bonds) + (accounted "earn out" payments) - (cash) – (marketable securities)

EBITDA = Operating income + Amortization and provision on assets;

This ratio, calculated on a semi annual basis, has to be maintained, as of the last day of each semi annual period, starting from December 31, 2004 until December 31, 2007, under a limit which is comprised, depending on the considered period between 3.0 and 2.0.

— an interest coverage ratio (EBITDA / Financial expenses, net) based on the following definitions:

EBITDA: same definition as above;

Financial interest expenses, net = financial expenses – financial proceeds (excluding net impact of provisions on financial assets);

This ratio, calculated on a semi annual basis, but based on a rolling 12-month period, has to be maintained, as of the last day of each semi annual period, starting from December 31, 2004 until December 31, 2006, over a threshold which is comprised, depending on the considered period, between 4.0 and 7.5.

Other commitments and restrictions mainly relate to warrantie granted by the Havas Group and acquisitions or disposals of assets are also planned until credit maturity.

These credit lines were not used in 2004.

10.4. Other financial liabilities

In 1999, a US subsidiary of Havas borrowed $30 million at a reduced rate of interest from a bank. In connection with this loan, Havas made a deposit for the same amount that becomes available on June 5, 2006, by annual instalments of $5 million, in the same conditions as for the repayment of the borrowings. The deposit in US dollars was recorded in "Cash and cash equivalents" in the consolidated accounts. It is hedged by a currency and interest rate swap negotiated by Havas (see note 23.3).

As at December 31, 2004 the remaining borrowings amounted to $10 million (€7.3 million) and the connected deposit recorded in "Cash and cash equivalents" amounted to €9.5 million, against respectively $15 million (€11.9) and €14.3 million as at December 31, 2003.

In January 2000, Havas contracted borrowings with BNP Paribas designed in particular to refinance the acquisition of Lopex plc, a British group. The borrowings comprise a convertible bond of £40 million (duration of 7.5 years, interest rate of 7%) issued by Havas UK (former Evelink), the Group's British holding company and a future purchase agreement under which Havas International has the right to buy the Havas UK shares to be issued following the conversion for a total amount of €40.4 million. The net balance of €7.7 million is included in the financial debt as at December 31, 2004 against €10.8 as at December 31, 2003.

Notes to the consolidated financial statements

as at December 31, 2004

10.5. Breakdown of gross debt by maturity, by currency and by type of interest rate

By maturity

(in € million)	Total	< 1 year	1 to 5 years	> 5 years
Convertible bonds	636		636	
Bank borrowings	64	56	8	
Debt under capital leases	2		2	
Overdrafts	55	55		
Other fiancial debts	22	12	8	2
Accrued interest	20	20		
Total	**799**	**143**	**654**	**2**

By currency and type of interest rate

(in € million)	Fixed rate	Variable rate	Total
EUR	648	63	711
USD	11	29	40
GBP	13		13
Other foreign currencies	9	6	15
Sub-total	**681**	**98**	**779**
Accrued interest			20
Total of borrowings and financial liabilities			**799**

- Bank borrowings are denominated in the currency of the country where cash proceeds are used and therefore do not give rise to any currency exchange risk.
- Some euro-denominated variable rate debt is hedged by financial instruments. Amounts are not material.

10.6. Net debt

(in € million)	12.31.2003	Exchange adjustments	Changes in scope of consolidation	Movements	Others	12.31.2004
Financial liabilities excluding overdrafts	(1,293)	4		525	20	(744)
Cash net overdrafts	623	(10)	4	(96)	(29)	492
Treasury stock	30			(2)		28
Total	**(640)**	**(6)**	**4**	**427**	**(9)**	**(224)**
Marketable securities allowance	(2)					(2)
Net debt	**(642)**					**(226)**

The net debt does not include the provisions for the redempltion premium of the OCEANE 2000/2006 bonds which are included in the "Provisions for risks and expenses".

Note 11. Retirement obligations and post-employment benefits

In connection with the Group's retirement obligations and post-employment benefits, some of them correspond to defined benefits plan. For this type of plan, obligations have been valued according to the projected credit units method which is compliant with the CNC Recommendation N° 2003-R.01.

Obligations are assessed on the basis of either the salary at termination or the average of the last three to five years preceding the retirement and can be paid out in a one-off settlement or in annual instalments.

For certain countries, in particular Italy, retirement obligations and post-employment benefits could be due for any reason of the employee's departure.

In the United-Kingdom and Puerto Rico, pension obligations are covered by contributions made by the Group to pension funds.

Actuarial gains or losses corresponding to the excess over 10% of actuarial obligations at end period or of the fair value of plan assets if greater, is recognized over the period of expected remaining life of service.

Provision is calculated on an individual basis taking into account turnover, rate of compensation increase, and a discount rate ranging from 4.3% to 6% for 2004 against 5.73% in 2003.

Medical care obligations (shown in "Medical care") concern French entities only. These obligations correspond to the probable present value of the difference between projected medical services for current retirees and their own contributions. Future services have been projected taking into account the trend of medical costs which is 4.8% for 2004 against 5.3% for 2003, the consumption due to the age of retirees, and a discount rate. The discount rates used (including inflation) are 4.75% for 2004 and 5.1% for 2003.

In addition, the Group has decided in 2004 to stop contributions to medical care services for future retirees from January 1, 2005. Related projected obligation provisions as at December 31, 2003, have been written-back in 2004 exceptional items.

Retirement obligations and medical care obligations are recorded in "Provisions for expenses" (see note 10). As at December 31, 2004 they amounted to €19.9 million and €2.5 million, respectively.

Notes to the consolidated financial statements

as at December 31, 2004

11.1 Amounts recognized in the financial statements

(in € million)	Defined benefit pension plans		Medical care	
Assumptions	**2004**	**2003**	**2004**	**2003**
Benefit obligation discount rate	4.30% - 6.00%	5.73%	4.75%	5.10%
Expected rate of return on plan assets	5.00% - 6.35%	6.60%		
Expected remaining life of service	7.33 - 15	8.0		15.0
Change in benefit obligation	**2004**	**2003**	**2004**	**2003**
Projected benefit obligation at beginning of period	**(92)**	**(94)**	**(13)**	**(12)**
Service cost	(3)	(4)	(1)	(1)
Interest cost	(5)	(5)		
Amendments			11	
Actuarial (loss) gain	(2)		(1)	
Benefits paid	5	4		
Other (exchange adjustments)	1	7		
Projected benefit obligation at end of period	**(96)**	**(92)**	**(4)**	**(13)**
Change in plan assets	**2004**	**2003**	**2004**	**2003**
Fair value of plan assets at beginning of period	**54**	**52**		
Expected return on plan assets	4	3		
Company contributions	2	2		
Benefits paid	(4)	(2)		
Actuarial (loss) gain	3	3		
Other (exchange adjustments)		(4)		
Fair value of plan assets at end of period	**59**	**54**		
Funded status	**2004**	**2003**	**2004**	**2003**
Funded status of the plan	(37)	(38)	(4)	(13)
Unrecognized actuarial loss (gain)	17	20	2	5
Net amount recognized	**(20)**	**(18)**	**(2)**	**(8)**
Net periodic pension cost	**2004**	**2003**	**2004**	**2003**
Service cost	3	4	1	1
Expected interest cost	5	5	1	1
Expected return on plan assets	(4)	(3)		
Amortization of actuarial net loss (gain)	1	1		
Effect of settlements / curtailments			(7)	
Net periodic benefit cost	**5**	**7**	**(5)**	**2**

11.2. Geographical breakdown of the benefit obligation and the fair value of plan assets

(in € million)	Projected benefit obligation	Fair value of plan assets	Net periodic benefit cost	Benefit obligation discount rate	Rate of compensation increase	Expected rate of return on plan assets	Expected remaining life of service
France	14		2	4.3%	1.0%	5.0%	7.65
United-Kingdom	69	49	2	5.25% - 5.4%	3.8%	5.69% - 6.1%	11.3 - 14
Puerto Rico	7	6		6.0%	3.0%	NA	10.33
Other	6	4	1	4.5%	2.5%	6.3%	7.33
Total	**96**	**59**	**5**				

11.3. Change in net amount accrued for

Amounts recognized (in € million)	**Defined benefit pension plans**	**Medical care**
Net amount accrued for at beginning of period	(18)	(8)
(Accrued benefits) recognized	(5)	5
Benefits and contributions paid	3	1
Net amount accrued for at end of period	**(20)**	**(2)**

11.4. Change in unrecognized actuarial transition obligation

Actuarial transition obligation (in € million)	**Defined benefit pension plans**	**Medical care**
Amount at beginning of period (gain)	20	5
Actuarial loss (gain)	(1)	1
Actuarial loss accrued for (gain)	(1)	
Curtailments / settlements	(1)	(4)
Amount at end of period (gain)	**17**	**2**

Note 12. Other payable and adjustment accounts

Amounts (in € million)	**2004**	**2003**	**2002**
Advances received from clients	105	123	151
Remuneration, social insurance and tax payables	222	273	274
Othe payable accounts	391	442	552
Additional payments on acquitions (earn-out)	28	66	98
Adjustment accounts	19	32	45
Total	**765**	**936**	**1,120**

Notes to the consolidated financial statements
as at December 31, 2004

Note 13. Deferred taxes

Deferred tax assets have been analysed upon the basis of each entity or tax consolidation and related applicable tax rules. A period of four to five years has typically been used to assess the probability of their recovery.

As at December 31, 2003, due to important reorganizations in the United-States in 2001 and 2003, a period of three years was used to estimate the recovery of this zone's deferred tax assets. As at December 31, 2004, since 2003 reorganization has produced expected effects in 2004, a period of four to five year has been used again, as in 2002.

As at December 31, 2004 deferred tax assets of €578.4 million were not recognized of which €472.7 million concerned France, €49.2 million the US and €31.4 million Germany.

Breakdown by nature

(in € million)	Assets		Liabilities	
	2004	2003	2004	2003
Temporary differences	**57**	**118**	**10**	**10**
Paid vacation	23	44		
Employee profit share	4	4		
Amortization	15	28		
Retirement obligations and post-employment benefits	7	3		
Other	8	39	10	10
Tax losses carried forward	**686**	**606**		
Total deferred taxes	**743**	**724**		
Unrecognized deferred tax assets	**(578)**	**(557)**		
Total net deferred taxes	**165**	**167**	**10**	**10**

Geographical breakdown

(in € million)	Assets		Liabilities	
	2004	2003	2004	2003
Europe	84	71	9	8
North America	77	91		
Asia Pacific	1	2		
Latin America	3	3	1	2
Total	**165**	**167**	**10**	**10**

A tax reserve is included in "Provisions for risk and expenses" (see note 9), of which a part is related to the depreciation of deferred tax assets of €40.5 million.

Note 14. Turnover and revenue

Turnover is not a relevant aggregate for communications consulting services, which encompass two distinct types of revenues:

fees representing payments for services rendered;

sale of media space and technical expenses incurred and re-billed to clients. Where these sales, in particular in foreign countries, are realized by advertising firms as intermediaries, only the margin is included in revenues.

For measuring the volume of the Group's businesses, Havas used the notion of restated billings as indicator until the second quarter 2004. Restated billings were calculated traditionally by multiplying agencies' revenue by 6.67 to reflect the usual advertising commission of 15% of advertising expenses, or when possible, the actual client advertising spend.

However, agencies' effective revenues are no longer around 15% of advertising expenses, therefore the notion of restated billings has lost its significance. Financial market and companies in the industry then adopted the notion of "Revenue" (or gross margin).

Revenue encompasses all forms of income net of external costs received by advertising agencies for managing the advertising budgets of their clients.

No barter operations have been performed between the Group and its clients or suppliers.

Revenue breakdown is as follows:

Geographical breakdown	Revenue		
	2004	2003	2002
(in € million)	1,494	1,645	1,987
France	20%	17%	15%
United Kingdom	15%	17%	20%
Europe (excluding France and the UK)	18%	16%	14%
North America	39%	42%	44%
Asia Pacific	4%	4%	4%
Latin America	4%	4%	3%
Total	**100%**	**100%**	**100%**

Between 2003 and 2004, adjusted for constant scope and constant exchange rates, the organic growth was +2.0%.

In unadjusted figures, revenue decreased by 9.2%.

Between 2002 and 2003, adjusted for constant scope and constant exchange rates, the organic evolution was -5.7%.

In unadjusted figures, revenue decreased by 17.2%.

Note 15. Other operating expenses, net of revenue

(in € million)	2004	2003	2002
Other operating revenue	6	14	23
Depreciation	(43)	(57)	(72)
Net (increase) / decrease of provisions	2	9	16
Taxes	(16)	(14)	(16)
Other operating expenses	(408)	(492)	(584)
Total	**(459)**	**(541)**	**(635)**

Notes to the consolidated financial statements

as at December 31, 2004

Note 16. Financial income / (expense)

(in € million)	2004	2003	2002
Net financial expense	(23)	(20)	(15)
Currency gains / (losses)	(1)	(5)	(1)
Redemption premiums related to OCEANE	(7)	(21)	(23)
Redemption premium provision write back related to OCEANE bought back	39	7	
(Increase) / decrease of provisions	(7)	(6)	(8)
Total	**1**	**(45)**	**(47)**

The effect of non application of the preferential method consisting in posting exchange adjustments to the income statement for the year ended December 31, 2004 represented a financial expense of €0.7 million.

The repurchase of 17,570,404 convertible bonds that mature in 2006 for cancellation as described in note 10.2 has generated a total financial gain of €31.8 million detailed as follows:

— provision for redemption premium write-back of €39.0 million,
accrued coupon of €-3.5 million,
and issue cost amortization of €-3.7 million.

The increase in provisions includes the amortization of OCEANE issue costs of €5.5 million in 2004, €5.2 million in 2003 and €5.3 million in 2002.

Note 17. Exceptional items

Exceptional items are described in note 1.2.9

2004 exceptional items:

The repurchase of 17,570,404 convertible bonds that mature in 2006 for cancellation as described in note 10.2 has generated a total exceptionnal expense of €59.7 million detailed as follows:

— repurchase price of €-442.3 million,
— deduction of accrued coupon of €3.5 million, as indicated in financial,
— nominal value of repurchased bonds of €379.5 million,
— and banking fees of €-0.4 million.

Exceptional items also include:

— capital gains, net of costs, of €6.1 million on disposal of legal entities mainly located in the United-Kingdom and the United-States,
— write-back of provision for doubtful account on MCI WorldCom of €5.0 million (see note 24),
expenses of €-5.3 for Havas' offer on the American group, Grey, in September 2004,
write-back of provision for mutual insurance of €5.5 million (see note 11) and write-back of a tax reserve becoming unfounded of €5.0 million,
a loss of €-5.7 million relating to MSS, an American subsidiary sold in 2004,
— redundancies and premises costs of €10.2 million.

2003 exceptional items:

2003 exceptional items have mainly been generated by:

the strategic reorganization plan aiming to reinforce the efficiency of the Group in terms of growth and productivity; this reorganization has led to the disposal or closure of agencies that did not meet the strategic or financial criteria defined by the Group; the use of premises has been optimised by subletting vacant premises, assets have been depreciated and the number of employees has been adjusted to new needs; total costs provided amounted to €179.7 million;

the repurchase of convertible bonds for cancellation has generated a gain of €4.9 million;

and the repurchase of the put option relating to the OCEANE 2002/2009. The General Meeting of holders of the OCEANE 2002/2009 approved the payment by Havas of an amount of €1.20 per bond, in exchange for a waiver of their option to cause Havas to redeem the bonds at par on January 1, 2006. The total impact of this operation amounts to €51.1 million of exceptional expenses.

Note 18. Tax

Geographical breakdown

(in € million)	2004	2003	2002
Europe	12	7	39
North America	18	26	16
Asia Pacific	2	2	3
Latin America	4	3	3
Total	**36**	**38**	**62**

Tax consolidations are in place in main countries where the Group operates, i.e. France, the US, and the UK.

Tax analysis

(in € million)	2004	2003	2002
Tax due	35	9	47
Deferred tax	1	29	15
Total [1]	36	38	62
Of which minority interests	4	3	7

(1) The portion of tax relating to exceptional items in 2004 is a profit of €1.6 million against a profit of €20.0 million in 2003

In 2004, deferred tax assets of €37.2 million have not been recognized against €95.7 million in 2003. As at December 31, 2004, total unrecognized deferred tax assets amounted to €578.4 million.

Tax rate reconciliation:

	2004	2003
Theoretical rate	**34.9%**	**35.4%**
Impact of definitive additions and deductions	(39.7%)	3.4%
Impact of unrecognized deferred tax assets	24.2%	(69.3%)
Rate differences and changes	7.0%	2.2%
Effective rate	26.4%	(28.3%)

The 2003 tax rate has been heavily impacted by the non recognition of deferred tax assets resulting from the 2003 restructuring. In 2004, "Impact of definitive additions and deductions" and "Impact of unrecognized deferred tax assets" mainly correspond to the renunciation of a receivable of a French entity in favour of a British one. In France, as the related deferred tax assets have not been recognized, this operation had no effect on the effective rate calculation.

Note 19. Goodwill amortization

Goodwills are reviewed at each closing (see note 1.1.4.).
Discount rates are determined upon risk premium of each country. For 2004, they ranged from 11.0% to 12.02% depending on the division, against a range from 9.53% to 10.43% for 2003.
Goodwill impairment tests have been carried out according to US GAAP SFAS 142, on the Euro RSCG, Arnold and MPG divisions. The review did not lead to the recognition of any impairment in 2004 or 2003. On the other hand, following the strategic reorganization, impairment tests were also performed on companies identified for disposal or closing, leading to the recognition of an impairment of €151.5 million in 2003.
In 2004, amortization amounts to €57.8 million, corresponding to a *normal amortization for the period, against €65.3 million in 2003.*

Note 20. Earnings per share

Earnings per share are calculated according to note 1.2.13 on the basis of net income Group share.
The two OCEANE are "out of the money". As the OCEANE 2000 that will mature in 2006 did not produce any dilutive effect on the calculation of diluted earnings per share, it was not taken into account in the calculation of the diluted number of shares.
The average numbers of shares used for the 2004 earnings per share calculation are as follows:

	Before goodwill amortization	After goodwill amortization
Basic	340,534,449	340,534,449
Diluted	388,843,323	342,031,620

Note 21. Notes to the consolidated statement of cash flows

21.1. Net cash provided by operating activities

"Amortization and depreciation" comprises goodwill amortization of €57.8 million and intangible and tangible fixed assets amortization of €42.7 million.
"Changes in provisions and deferred taxes" mainly includes reversal of provision for redemption premium in connection with repurchased convertible bonds of €-39.0 million (see note 10.2) and provision write-backs net of additional allowances for vacant premises of €-17.8 million.
"(Gains) / losses on disposal of fixed assets" mainly comprises the repurchase of convertible bonds loss of €62.8 million (see note 10.2) and gains on disposal of subsidiaries.

21.2. Net cash used in investments

Financial investments mainly include earn-out payments of €-46.3 million (in particular in the US) and payments of €-28.4 million for the purchase of minority interests (buy-outs).
Proceeds from sale of financial assets correspond to the cash received for the disposal of subsidiaries (see note 2), of which €2.7 million represent the cash of subsidiaries sold.

Notes to the consolidated financial statements

as at December 31, 2004

21.3. Net cash provided by financing

The variance in "Capital increase" corresponds to a capital increase of €404.0 million net of issue costs of €16.0 million.

Repayment of long-term borrowings include repayment of the OCEANE 1999 of €85.3 million on January 1, 2004, payment for the repurchase of the OCEANE 2002 put option of €50.2 million (see note 10.2) on January 1, 2004, and payment for the repurchase of 2000/2006 OCEANE of €442.3 million (see note 10.2).

Note 22. Other information

22.1. Segment information

All Group businesses present identical characteristics and complement each other. They are run on the same economic model.

The Havas group offers its clients a wide range of communication consulting services. More and more clients are asking for integrated communication services which are leading us to create communication operating units covering many disciplines in each geographical zone as follows:

Geographical breakdown	Operating income		Tax		Fixed assets		Current assets	
	2004	2003	2004	2003	2004	2003	2004	2003
(in € million)	197	136	36	38	1,693	1,797	2,117	2,241
Europe	56%	51%	33%	20%	64%	64%	69%	74%
North America	35%	40%	50%	67%	31%	32%	22%	19%
Asia Pacific	4%	4%	6%	5%	2%	2%	4%	4%
Latin America	5%	5%	11%	8%	3%	2%	5%	3%
Total	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**

Note: the Middle East is included in Asia Pacific.

22.2. Personnel

The average number of employees in fully consolidated companies were as follows:

Geographical breakdown	2004	2003	2002
France	2,534	2,646	2,877
Outside France	12,364	13,697	15,989
Total	**14,898**	**16,343**	**18,866**

There were14,403 employees as at December 31, 2004.

22.3. Management emoluments and Directors' fees

Total payments including fringe benefits to directors and officers amounted to €13.5 million for the year 2004.

At December 31, 2004 directors and officers owned a total of 9,278,505 stock options of which 2,697,901 are purchase options. 2,579,532 subscription options were granted in 2004.

Retirement obligations and post-employment benefits amounted to €1.6 million of which €0.1 million was provided for in 2004.

The Group did not grant any loan or security to any directors or officers.

22.4. Assets belonging to management or their connected parties

Nil

22.5. Transactions with non-consolidated affiliates

No material transactions arose in 2003 and 2004.

22.6. Special purpose entities

The Havas group did not have any financial nor legal arrangement through special purpose entities.

Note 23. Notes on commitments and contingencies

23.1. Security

The Havas Group has granted the following warranties:

pledges on sight deposits and financial instruments for a total amount of €7.6 million,

and miscellaneous privileges to the French Tax Authority for a total amount of €1.6 million.

23.2. Breakdown of commitments by maturity

Contractual obligations

(in € million)	Total	Maturities		
		< 1 year	1 to 5 years	> 5 years
Convertible bonds	636		636	
Bank borrowings	64	56	8	
Financial debt excluding accrued interest	22	12	8	2
Operating leases	531	81	265	185
Capital leases	1	1		
Stock option plans[1]	7	4	3	
Additional payments ("Earn-out") [2]	28	25	3	
Purchase of minority interests ("Buy-out") [3]	71	38	33	
Total	1,360	217	956	187

Breakdown of other operating commitments by maturity

(in € million)	Total	< 1 year	1 to 5 years	> 5 years
Given				
Security for media	0	–	–	–
space buying [4]	24	23		1
Marketing rights [5]	2	2		
Warranty for businesses disposed of [8]	69	6		63
Other obligations [6]	96			96
Total	191	31	0	160
Received				
Authorized unused credit lines [7]	150		150	
Marketing rights [5]	1	1		
Total	151	1	150	0

See notes in following page.

Notes to the consolidated financial statements
as at December 31, 2004

(1) As indicated in note 1.2.5, the Group has introduced stock option plans in favour of certain subsidiaries' employees. The Group undertook to repurchase the shares of subsidiaries to be issued when options are exercised by the employees.
Compensatory stock option plans have been provided for €4.1 million as at December 31, 2004, as "Provisions for risk and expenses".
Non-compensatory plans will be provided for only when options are exercised. The amount of commitments includes both types of plan.
(2) As indicated in note 1.2.8, the Group usually enters into earn-out agreements when acquiring companies. Earn-out payments are provided for when payments are probable and the amounts can be assessed reliably (see note 12).
(3) In connection with all acquisitions where the Group purchases a controlling stake and enters into buy-out agreements to acquire minority shareholders' interests subsequently, the Group grants to minority shareholders put options which may be exercised at certain dates in the future, and at prices determined by formulae corresponding to normal market practices. These agreements are meant to establish a long-term partnership with the manager(s) who will have become the minority shareholder(s).
Buy-out obligations that are exercisable before December 31, 2005 are presented in "< 1 year".
(4) In certain countries, such as the UK and Asia, media space buying operations carried out by agencies are secured by Havas, as required by local practices.
(5) The Group acquires exclusive marketing rights from soccer clubs for periods generally ranging from one to seven years. These rights are then re-sold to sponsors. The payments are to be made on a monthly basis.
(6) In order to permit Havas' British subsidiaries to use automated payment services, Havas was asked by banks for security for an amount of €89.2 million.
(7) Authorized unused credit lines correspond to the floating rate credit facility agreement "Club Deal". In addition, the table above does not reflect a total amount of credit lines not used of €160 million, since they are not confirmed. Most of all these credit lines are secured by Havas.
(8) In connection with the disposal of companies in 2004, warranties were given to the buyers. Maximum warranties are presented in the table above. Their characteristics are the following:
warranties are capped to the considerations received,
- other warranties are claimable over a maximum period of two years from the completion date,
- tax warranties are claimable over a maximum period of seven years from the completion date for disposals performed in the United-Kingdom.

The Group has no other significant off balance sheet commitments, or any which could become material in the future, than those mentioned above.

23.3. Derivative financial instruments

Foreign currency risk

The Group has operations in over 65 countries. However, in 2004, 35% of the revenue was in euros, 38% in US dollars and 15% in British pounds, and corresponding respectively to 38%, 35% and 17% of the operating income.
A 1% decline of the US dollar against the Euro would therefore reduce revenue by approximately €5 million, and a 1% decline in British pounds would generate a drop of €2 million, on the basis of a reported revenue of €1,494 million.
The majority of the Group's agencies operate on their local markets, with almost all revenues and expenses incurred in local currency.
In addition, some of the Group's acquisitions paid in cash in the United States and the United Kingdom have been funded through local currency borrowings. For these reasons, the Group's exposure to fluctuations in exchange rates tends to be limited to the translation of the non-euro zone subsidiaries' financial statements into Euro.

In order to manage its exposure to foreign currency risk and interest rate risk, the Group has entered into agreements as follows:

	2004				2003			
Financial instruments	**Notional amount in currency (million)**	**Notional amount in € million**	**Hedging fair market value in € million**	**Maturity**	**Notional amount in currency (million)**	**Notional amount in € million**	**Hedging fair market value**	**Maturity**
Borrowing currency swaps								
CAD	21	13		2005	19	12		2004
USD	50	37	1	2005	17	13		2004
GBP					36	50		2005
Borrowing currency and interest rate swaps								
USD	10	7	2	2006	15	12		2006
Interest rate swaps								
EUR					30	30	(1)	2004
Interest options (purchase)								
EUR	7	7		2008	7	7		2008
Total			3				(1)	

23.4. Financial covenants

Financial liabilities amounted to €799.0 million at the end of 2004. The majority of this indebtedness included OCEANE for an amount of €636.0 million, a bank overdraft of €54.8 million, and other financial liabilities of €44.2 million which were not subject to any financial covenants.

Bank borrowings represented €64.0 million at the end of 2004, of which €16.9 million were subjected to financial covenants determined, mostly locally. This amount included borrowings of €9.2 million located in the United-States, for which covenants are applicable to local ratios based on US GAAP accounts. The verification of these ratios will be done when the US GAAP accounts are disclosed.

Financial covenants to be applied to Group consolidated data are as follows:

- Net debt / Shareholders' equity: <0.8 : 1
- EBIT / Net financial income: >5.0 : 1

Financial covenants to be applied to local data are as follows:

- EBIT / Interest expense: > 3.0 : 1
- EBITDA / Interest expense: > 3.0 : 1
- Debt / EBITDA: <3.0 : 1
- Debt / Shareholders' equity: <2.5 : 1

In addition, in December 2004, Havas entered into a €150 million floating rate credit facility agreement with a pool of banks ("club deal") (see note 10.3). Borrowings are subject to financial covenants applicable to Group consolidated accounts as at December 31, 2004 as follows:

- EBITDA / Financial income: >4.0 : 1
- Adjusted net debt / EBITDA: <2.3 : 1

As at December 31, 2004, all the ratios were met.

Notes to the consolidated financial statements

as at December 31, 2004

Note 24. Other additional information and subsequent events

Bankruptcy of WorldCom Inc.

On July 21, 2002, WorldCom Inc., an important client of the Havas Group, began bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code. Havas provides WorldCom Inc. and its subsidiary MCI (hereinafter MCI) with advertising and media services (including the purchase of advertising space). As part of its media services, Havas acts as MCI's authorized agent and as intermediary for payments made to media suppliers from MCI, according to the concept of sequential liability adopted as a professional standard in 1991 by the American Association of Advertising Agencies.

On August 4, 2003, Havas and MCI concluded a settlement agreement that provides for the partial settlement of amounts owed to Havas prior to the commencement of bankrupcy proceedings. This agreement, which provides for the payment to Havas of approximately USD 14.3 million, a large part of which will be paid to the suppliers from which Havas ordered services on behalf of MCI, came into force on April 20, 2004, the date on which MCI emerged from bankruptcy after its reorganization scheme had been approved by the U.S. Bankruptcy Court. Under this agreement, in the first half of 2004 the Havas group received, USD 14.3 million as settlement of the balance of its claims against MCI prior to the bankruptcy. A significant portion of this amount was repaid to the suppliers that the Havas group had engaged on behalf of MCI. At December 31, 2004, the Havas group cleared the MCI receivables and debts in its accounts for a residual amount of USD 18.0 million and restated an amount of USD 6.5 million as non-recurring income reflecting the excess portion of the provision booked in 2002 for production fees.

However, the risk of legal action by the suppliers against Havas remains. To date, the Havas group has received a claim from one production service provider which was amicably settled for an insignificant amount. In addition, the Havas group has received a demand for the payment of pensions and health contributions for talent engaged on behalf of MCI. No legal action has been filed to date.

Moreover, as of this date, no media supplier has initiated legal action against the Havas group, or waived such legal action to obtain payment of the balance of these accounts payable. It is not possible to determine the nature, probability, or the result of possible legal actions in this respect, nor the amount of any loss that might result. Thus, although a loss or losses are definitively possible, the Havas group is not able to determine the probability or magnitude of any such loss. Therefore, no provision has been recorded.

Class action against American Student List LLC

On February 18, 2004, legal proceedings were initiated in the United States in a Florida court against our subsidiary American Student List LLC. The plaintiff alleged that American Student List LLC obtained information from Florida's Department of Motor Vehicles and used and divulged this information in violation of the US Driver's Protection Act. The complainant declared that it represents 876,665 individuals whose personal data was obtained, used or divulged without their consent by American Student List LLC and called for the proceedings to be qualified as a class action, and for American Student List LLC to be ordered to pay USD 2,500 (plus costs in connection with the proceedings, including lawyers' fees) for each infraction.

The plaintiff subsequently amended the complaint, adding a claim for indemnification for invasion of privacy and claiming consequential damages.

The case was dismissed because of procedural errors. Nothing prevents the plaintiff from refiling a new action without the defects of the first claim. American Student List has signed a settlement agreement with the named plaintiff, definitively ending the lawsuit. To date, there has been no other action filed against American Student List LLC on these grounds.

Class action against Snyder Communications LP

Proceedings have been initiated in a court in the State of Texas against Snyder Communications LP by former employees claiming that Snyder Communications LP without cause, failed to pay commissions in connection with sales activities. Snyder Communications LP contests the their claim. In a ruling upheld on appeal, the state court certified that this lawsuit as a "class action". Following a Snyder appeal, the Texas Supreme Court reversed on appeal and refused to certify the "class action" status.

A settlement agreement ending this lawsuit was signed for an insignificant amount. The case has been removed from the docket.

Except for the legal proceedings outlined above and to the best of our knowledge, there are no other legal proceedings that are likely to have or have had in the recent past a considerable impact on the financial situation of Havas or its Group, its activity, or its results. In the normal course of their activities, Havas and the companies in its Group are parties to a certain number of legal, administrative or arbitration proceedings. The expenses that may be incurred by these proceedings are provisioned for to the extent they are probable and quantifiable. Such provisions are determined by risk assessments conducted on a case by case basis.

Scope of consolidation

as at December 31, 2004

	% Group	% Control
EURO RSCG WORLDWIDE		
EUROPE		
GERMANY		
EURO RSCG ABC	100	100
EURO RSCG	100	100
ABC HAMBURG	76	76
MEDIAPOLIS MEDIASTAR	100	100
FUEL COMMUNICATIONS	100	100
EURO RSCG LIFE	100	100
EURO RSCG 4D	100	100
CONNECTING PEOPLE	100	100
EURO RSCG PARTNERS	100	100
EURO RSCG LUBKE PREY	80	80
REMPEN & PARTNER HOLDING	100	100
REMPEN & PARTNER DESIGN BURO	100	100
REMPEN & PARTNER (NEWCO)	100	100
AUSTRIA		
EURO RSCG 4D	92	100
EURO RSCG VIENNA	92	92
HUMAN I EURO RSCG	74	80
FUEL AUSTRIA	100	100
BELGIUM		
EURO RSCG BRUSSELS	100	100
PRODUCTIVITY	100	100
THE RETAIL CREATIVE COMPANY	100	100
DENMARK		
ER HOLDING	100	100
COURAGE EURO RSCG	100	100
SPAIN		
THE SALES MACHINE SPAIN	100	100
EURO RSCG ESPANA	100	100
SOLERO & SOLERO & PARTNERS	71	71
FUEL ESPANA	100	100
ASCI DIRECT	65	65
EVENTO ORIGINAL DE COMUNICACION	100	100
E-ONE	88	88
DIFUSION Y AUDIENCIAS	85	85
* RP UNO	30	30
L-11	100	100
EURO RSCG LIFE ESQUEMA	100	100
EURO RSCG LIFE MEDEA	100	100
FRANCE		
ADVERTISING AGENCIES		
EURO RSCG LIFE	100	100
EURO RSCG France	100	100
EURO RSCG C&O	99	99
ABSOLUT REALITY	95	95
BETC EURO RSCG	100	100
NON MEDIA SUBSIDIARIES		
EURO RSCG CORPORATE PUBLISHING	99	100
EURO RSCG 4D	97	97
EURO RSCG 4D INCENTIVE	97	100
INTERCORPORATE SNC	99	100
PROD'S	100	100
REGIONAL NETWORK		
EURO RSCG ENSEMBLE	96	96
EURO RSCG POLES SA	100	100
MARTINE FLINOIS ET ASSOCIES	68	71
EURO RSCG ET CIE	96	96
COGEM	50	50
EURO RSCG RH	98	100
FINLAND		
EURO RSCG GROUP OF COMPANIES	100	100
BNL EURO RSCG	100	100
GREECE		
EURO RSCG ATHENS	75	75

* Equity method.

Scope of consolidation

as at December 31, 2004

	% Group	% Control
UNITED KINGDOM		
BISS LANCASTER	100	100
CGI BRANDSENSE	100	100
EURO RSCG LONDON	100	100
EURO RSCG HEALTHCARE LONDON	100	100
EURO RSCG KLP	100	100
THE MAITLAND CONSULTANCY	94	94
SKYBRIDGE EVENTS	100	100
EURO RSCG LIFE MSC	100	100
BDDH GROUP LTD	100	100
COLUMNS	100	100
SOURCE	100	100
SKYBRIDGE GROUP	100	100
EHS BRANN LEEDS	76	76
COGNISANCE	100	100
EHS BRANN	100	100
CONRAN DESIGN GROUP	100	100
ALL RESPONSE MEDIA	57	57
* SDM	40	40
BRANN UK	100	100
EURO RSCG RILEY	98	100
HUNGARY		
EURO RSCG BUDAPEST	51	100
INSIGHT COMMUNICATION	51	51
IRELAND		
EURO RSCG IRELAND	100	100
YOUNG EURO RSCG	100	100
ITALY		
EQUIPE	100	100
EURO RSCG MILANO	81	81
EURO RSCG ROMA	44	55
EURO RSCG INTERACTIF	72	90
EURO RSCG ITALIA	100	100
D'ANTONA & PARTNERS	41	51
EURO RSCG LIFE ITALY	80	80

	% Group	% Control
THE NETHERLANDS		
EURO RSCG WORLDWIDE	100	100
GO RSCG	100	100
EURO RSCG 4D NL	100	100
BIKKER	100	100
EURO RSCG AMSTERDAM	74	74
POLAND		
EURO RSCG WARSAW	92	100
EURO RSCG 4D WARSAW	65	65
EURO RSCG MARKETING HOUSE	56	56
DREAM STUDIO WARSAW	92	100
SENSOR	92	100
DIGITAL ONE	47	51
EURO RSCG POLAND HOLDING	92	92
PORTUGAL		
EURO RSCG II DESIGN	89	89
EURO RSCG PUBLICIDADE	100	100
EURO RSCG SERVICOS DE MARKETING	100	100
HPP	51	51
ER 4D	50	100
CZECH REPUBLIC		
EURO RSCG A.S.	100	100
THE SALES MACHINE	100	100
DREAM STUDIO PRAGUE	100	100
RUSSIA		
EURO RSCG MORADPOUR & PARTNERS MOSCOW	70	100
ER MARKETING SERVICES RUSSIA	70	100
ER RUSSIA HOLDING SAS	70	70
SWITZERLAND		
CBR	66	66
EURAD	100	100
CATAPULT	100	100
EURO RSCG LIFE	100	100

* Equity method.

	% Group	% Control
SWEDEN		
EURO RSCG SWEDEN	100	100
EURO RSCG STOCKHOLM	100	100
NORTH AMERICA		
UNITED STATES		
EURO RSCG WORLDWIDE	100	100
EURO RSCG NEW YORK	100	100
EURO RSCG TATHAM	100	100
EURO RSCG DSW PARTNERS	100	100
EURO RSCG HOLDINGS CORPORATION	100	100
EURO RSCG LIFE AMERICAS	100	100
ROSE WORLDWIDE	100	100
DEVON DIRECT MARKETING	100	100
CHINOOK HOLDINGS	100	100
MIDDLEBERG EURO RSCG INC	100	100
TYMAX	100	100
EURO RSCG DIRECT RESPONSE	71	71
BLACK ROCKET EURO RSCG	100	100
IMPACT CHICAGO	100	100
CIRCLE.COM	100	100
AMERICAN STUDENT LIST	100	100
MAGNET COMMUNICATIONS	100	100
NRS	100	100
ABERNATHY MAC GREGOR	100	100
BRANN LLC	100	100
CANADA		
SHARPE BLACKMORE	100	100
EURO RSCG LIFE CANADA	100	100
IMG	100	100
MIDDLE EAST		
UNITED ARAB EMIRATES		
BAIN EURO RSCG	100	100
ERWW IME	100	100
ISRAEL		
ZSZ ADVERTISING AGENCY	67	67
ZSZ PR	51	51

* Equity method.

	% Group	% Control
LEBANON		
EURO RSCG SHARP PENCIL	82	82
TURKEY		
EURO RSCG ISTANBUL	82	82
THE KLAN	82	82
PACIFIC ASIA		
AUSTRALIA		
* THE MOULT AGENCY	40	40
INTEGRATED OPTIONS	100	100
EURO RSCG	100	100
- Ball Retail Ltd		
- Designsphere		
- Opalway Ltd		
- Ball Direct Ltd		
CHINA		
EURO RSCG CHINA	70	70
JINGSHI COMPUTER	70	70
FIELD FORCE MARKETING	70	70
FIELD FORCE PROSPECT	70	70
THE SALES MACHINE	100	100
EURO RSCG ADVERTISING CO.LTD	100	100
KOREA		
EURO RSCG NEXT	60	60
HONG KONG		
EURO RSCG PARTNERSHIP	100	100
FIELD FORCE	70	70
EURO RSCG CONTACT	100	100
INDIA		
EURO RSCG ADVERTISING PRIVATE LTD	61	61
ER TARGETMEDIA PRIVATE LTD	91	100
INDONESIA		
EURO RSCG ADWORK	86	86

Scope of consolidation

as at December 31, 2004

	% Group	% Control
JAPAN		
EURO RSCG PARTNERSHIP JAPAN	100	100
MALAYSIA		
EURO RSCG PARTNERSHIP	100	100
EPIC OMNILINK INTEGRATED	100	100
PHILIPPINES		
EURO RSCG PHILIPPINES	70	70
AGATEP ASSOCIATES	70	70
SINGAPORE		
EURO RSCG PARTNERSHIP	100	100
STAREAST COMMUNICATIONS	100	100
TAIWAN		
EURO RSCG PARTNERSHIP	100	100
STAREAST COMMUNICATIONS	100	100
JINGSHI ENTERPRISE TAIWAN	100	100
THAILAND		
EURO RSCG FLAGSHIP COMPANY	51	51
DIRECT IMPACT THAILAND	100	100
TBP LTD	100	100
LATIN AMERICA		
ARGENTINA		
THE ANDINA CONSULTORA PUBLICITARIA	100	100
EURO RSCG SA	100	100
EURO RSCG INTERACTION	100	100
BRAZIL		
CARILLO PASTORE EURO RSCG	49	49
EURO CAP	61	61
EURO INTERACTION BRAZIL	25	51
DUETZ EURO RSCG	49	100
CHILE		
EURO RSCG CHILE	100	100
PUBLIART	100	100
THE SALES MACHINE	76	76

	% Group	% Control
COLUMBIA		
EURO RSCG 4D	100	100
EURO RSCG COLUMBIA	100	100
SPOT	66	66
MEXICO		
EURO RSCG BEKER	92	92
PERSONNEL SUPPORT	100	100
THE SALES MACHINE	100	100
EURO INTERACTION	77	77
GRUPO VALE EURO RSCG	60	60
ESTRATEGIAS ER	60	100
BEST VALUE MEDIA	60	100
ADMINISTRADORA	60	100
JV VALE	60	100
VALE BATES	60	100
PERU		
DUNA	94	94
PUERTO RICO		
EURO RSCG PORTO RICO	90	90
URUGUAY		
VICEVERSA EURO RSCG	96	96
LA ESTACA	96	96
VICEVERSA INTERNATIONAL	96	96
EURO RSCG INTERNATIONAL SA	100	100
ARNOLD WW PARTNERS		
EUROPE		
SPAIN		
ARNOLD WW SPAIN	81	81
ARNOLD BEYOND	70	86
FRANCE		
DEVARRIEUX VILLARET	100	100
LES FEES EXISTENT	51	51
DEVILSTUDIO	100	100
DV OPPORTUNITIES	100	100
DEVARRIEUX VILLARET TEAM	100	100

	% Group	% Control
BRANN COMMUNIDER	100	100
LE NOUVEL ELDORADO	100	100
W et COMPAGNIE	65	65
W COMMUNICATION CORPORATE	65	100
W PRINTEL	65	100
W ONE	52	80
W MANAGEMENT DE MARQUE & DESIGN	65	100
ITALY		
ARNOLD WW ITALY	100	100
NORTH AMERICA		
UNITED STATES		
MC KINNEY SILVER	100	100
ARNOLD WW LLC	100	100
ARNOLD WW PARTNERS INC	100	100
ADDITIVE	49	49
CANADA		
ARNOLD WORLDWIDE Canada	100	100
PACIFIC ASIA		
AUSTRALIA		
BRANDHOUSE ARNOLD WORLDWIDE PARTNERS	60	60
MEDIA PLANNING GROUP		
EUROPE		
GERMANY		
MEDIAPLANNING GERMANY	100	100
MPG SCHMITTER	100	100
MPG NETWORK	100	100
MEDIA CONTACTS GERMANY	100	100
AUTRIA		
MPG AUSTRIA	100	100
BELGIUM		
MPG BELGIUM	100	100

	% Group	% Control
DENMARK		
MP DENMARK	100	100
SPAIN		
ARENA MEDIA COMMUNICATIONS SPAIN	80	100
MEDIA PLANNING ESPAGNE	100	100
MEDIA ADVISORS	79	99
MEDIA CONTACTS	100	100
METRICS IN MARKETING	100	100
MPG LEVANTE	85	85
ARENA COMMUNICATIONS NETWORK	80	80
EHS BRANN	88	88
EHS BRANN HOLDING	100	100
HAVAS SPORT SPAIN	100	100
FRANCE		
GÉOPOLIS	100	100
ARENA	100	100
MEDIAPLANNING	100	100
MPG France	100	100
SDPES	100	100
EUROMEDIA.com	100	100
MEDIA CONTACT France	100	100
HAVAS SPORT	100	100
HAS INTERNATIONAL	100	100
HAS.net	70	70
JOUR J	65	65
C-SPORTS COMMUNICATION	100	100
C-SPORTS VOYAGES	100	100
L'ÉVÉNEMENTIEL	99	99
HORS MÉDIA	100	100
UNITED KINGDOM		
MEDIAPOLIS UK	100	100
GREECE		
MEDIA PLANNING GRECE	98	99

Scope of consolidation

as at December 31, 2004

	% Group	% Control
HUNGARY		
MPG HUNGARY	100	100
ITALY		
HAS ITALY	100	100
MEDIAPRESSING	100	100
THE NETHERLANDS		
MEDIA PLANNING HOLLAND	100	100
MEDIA CONTACTS HOLLAND	100	100
MPG HOLLAND	100	100
POLAND		
MEDIAPLANNING POLAND	100	100
MEDIA CONTACTS	100	100
PORTUGAL		
MEDIAPOLIS	100	100
MEDIA PLANNING PUBLICIDADE	100	100
ARENA Portugal	80	100
MEDIA PLANNING II SERVICOS	100	100
MEDIA CONTACTS Portugal	100	100
SWITZERLAND		
MEDIA PLANNING SWITZERLAND	100	100
INTERMEDIA MGMENT SERVICES AG	100	100
NORTH AMERICA		
UNITED STATES		
MEDIA PLANNING USA	100	100
MEDIA PLANNING MIAMI	100	100
MEDIA CONTACTS USA	100	100
CANADA		
MEDIA PLANNING CANADA	100	100
MPG HOLDING CANADA	100	100

	% Group	% Control
LATIN AMERICA		
ARGENTINA		
MEDIA PLANNING ARGENTINA	100	100
MEDIA CONTACTS ARGENTINA	100	100
ARENA ARGENTINA	80	100
BRAZIL		
MEDIA CONTACTS BRAZIL	100	100
CHILE		
MEDIA CONTACTS CHILI	100	100
MEDIAPLANNING CHILI	100	100
COLUMBIA		
MEDIA PLANNING COLOMBIE	99	99
MEDIA CONTACTS COLOMBIE	100	100
ALBERO	80	100
ARENA COLUMBIA	56	70
MEXICO		
EHS BRANN MEXICO	98	98
MEDIA PLANNING DE CV	85	85
MEDIA PLANNING SERVICES DE CV	83	98
MEDIA CONTACTS MEXICO	100	100
ARENA MEXICO	80	100
MEDIA PLANNING MONTERREY	59	70
OTHER OPERATING COMPANIES		
EUROPE		
BELGIUM		
EMDS GROUP SA	98	100
HR GARDENS Belgique SA	98	100
BANNER HILL SYSTEMS	98	100
HR GARDENS	98	100
GRPO	100	100

	% Group	% Control
FRANCE		
BMA LAGON	100	100
COLORADO	100	100
HA POLE RESSOURCES HUMAINES	93	93
PULP	100	100
UNITED KINGDOM		
MBO LONDON	100	100
MBO BASILDON	100	100
MOON STREET LTD	100	100
* AIS	40	40
DIVERSIFIED AGENCIES COMMUNICATIONS	100	100
* RSMB TELEVISION	50	50
FOTORAMA HOLDINGS	100	100
FOTORAMA UK (NEW)	100	100
HR GARDENS LTD	98	100
LATIN AMERICA		
BRAZIL		
AGE	40	40
PACIFIC ASIA		
CHINA		
GRAYLING CHINA	100	100
SINGAPORE		
GRAYLING ASIA (Singapore)	100	100
NORTH AMERICA		
UNITED STATES		
DAD HOLDINGS CORPORATION	100	100
FIELD RESEARCH CORPORATION	100	100
DATA COMMUNIQUE INTERNATIONAL	100	100
HAVAS ADVERTISING NORTH AMERICA INC	100	100
MEDIA SYNDICATION GLOBAL	100	100
MERIDIAN EURO RSCG LLC	90	90

	% Group	% Control
HOLDINGS AND OTHERS		
EUROPE		
GERMANY		
HAVAS HOLDING Deutschland	100	100
SPAIN		
HAVAS SPAIN	100	100
FRANCE		
HAVAS	100	100
HAVAS INTERNATIONAL	100	100
HFS	100	100
TVS	100	100
UNITED KINGDOM		
SUK	100	100
SNYDER FINANCE EUROPE	100	100
SNYDER DIRECT	100	100
SNYDER NETHERLAND BV	100	100
SNYDER NETHERLAND CV	100	100
SNYDER GROUP	100	100
HAVAS UK	100	100
EWDB LIMITED	100	100
HAVAS SHARED SERVICES	100	100
RSCG UK PLC	100	100
EURO RSCG HOLDINGS	100	100
IRELAND		
HAVAS IRELAND	100	100
OTHER		
CHEVROTINE DE PARTICIPATION	100	100
NORTH AMERICA		
UNITED STATES		
SNYDER FRENCH ACQUISITION	100	100
SNYDER CV LLC	100	100
SNYDER COMMUNICATIONS INC	100	100
HAVAS NA	100	100

* Equity method.

Auditors' report on the consolidated financial statements

Year ended December 31, 2004

(Free translation of a French language original)

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the group management report.
This report(, together with the statutory auditors' report addressing financial and accounting information in the Presidents' report on internal control), should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by your shareholders' Annual General Meeting and your Board of Directors, we have audited the accompanying consolidated financial statements of Havas, for the year ended December 31, 2004.
These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and results of the consolidated group of companies in accordance with French accounting principles.

Without qualifying our opinion, we draw your attention to the uncertainties related to the possible consequences of a client bankruptcy in 2002 and a class action lawsuit brought against one of your US subsidiaries, described in notes 24-1 and 24-2.

Explanation of our assessments

In accordance with the requirements of article L. 225-235 2nd alinea of the French company Law *(Code de commerce)* relating to the explanation of our assessments, we draw the following information to your attention:

As stipulated in Note 1.1.2, the management of your company makes estimates and uses assumptions which affect the amount recorded in the financial statements and accompanying. Since these assumptions are uncertain, actual results may differ from these estimates. We have considered that goodwill, deferred tax assets and provisions among the accounts which are subject to significant accounting estimates.

In the accompanying balance sheet, goodwill and deferred tax assets amounts respectively to €1,497 million and €165 million as described in notes 1.1.4, 1.2.4, 3, 13 and 18.

Your company performs impairment tests of such goodwill, by comparing the book value to the fair value, based on financial forecasts according to the methodology described in note 1.1.4.

Your company recognises deferred tax assets for which realisation is probable as described in notes 1.2.4, 3,13 and 18.

According to the French auditing standards applicable to accounting estimates and based on the latest available data, we have assessed the methods and procedures used to prepare these estimates, and assessed the reasonableness of the forecasted data and assumptions on which they are based.

— In the accompanying balance sheet liabilities provisions amount to €171 million, as described in notes 1.2.3, 1.2.6, 9 and 11. We have assessed the basis on which these provisions have been determined, and reviewed estimates made by the management and the related documentation prepared in this connection.

We have assessed the reasonableness of these estimates. Such assessments were made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of our unqualified opinion expressed in the first paragraph of this report.

Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Paris and Paris-La-Défense, March 25, 2005

Yves LÉPINAY et Associés "FIDINTER"	François BOUCHON	ERNST & YOUNG AUDIT
Jean-Yves LÉPINAY	Statutory Auditors Members of Compagnie Régionale de Paris	Christian CHIARASINI Contractual Auditor

Summarized statutory accounts

Income statement
For the year ended December 31, 2004

(in € thousand)	Notes	2004	2003	2002
Turnover	8	**16,137**	**16,061**	**17,275**
Cost of sales		(8,322)	(7,949)	(7,400)
Revenue		**7,815**	**8,112**	**9,875**
Other operating income	9	**29,450**	**30,782**	**40,420**
General expenses		(32,135)	(27,584)	(36,083)
Taxes (other than corporation tax)		(1,823)	(1,434)	(1,832)
Personnel expensesl		(18,766)	(15,808)	(15,468)
Depreciation		(7,596)	(8,115)	(6,471)
Other expenses, net		(821)	(886)	(1,083)
Total operating expenses		**(61,141)**	**(53,827)**	**(60,937)**
I. Operating income		**(23,876)**	**(14,933)**	**(10,642)**
Transferred profit from partnership		3	3	5,942
Transferred loss from partnership		0	0	(3)
Dividends [1]		54,041	61,380	211,328
Interest receivable on other investments		3	8	8
Other interest income [1]		1,997	698	2,062
Reversal of provisions on investments and other financial assets		60,501	33,335	32,026
Exchange rate gains		1,590	575	277
Net profit on sales of marketable securities		5,306	8,309	8,785
Total interest income		**123,438**	**104,305**	**254,486**
Provisions on investments and other financial assets		(21,731)	(609,209)	(208,579)
Other interest expenses [2]		(33,367)	(28,254)	(24,717)
Exchange rate losses		(98)	(7)	(67)
Net loss from disposals of marketable securities		(165)	0	0
Total interest expenses		**(55,361)**	**(637,470)**	**(233,363)**
II. Financial income (expenses)	10	**68,077**	**(533,165)**	**21,123**
III. Income before non-operating items and tax		**44,204**	**(548,095)**	**16,420**
Exceptional income		564	2	5
Fixed assets sales proceeds		240,186	91,662	1,591,617
Exceptional reversal		411,310	25,350	1,301,609
Total non-operating income		**652,060**	**117,014**	**2,893,231**
Exceptional expenses		(3,180)	(2,468)	(1,957)
Book value on fixed assets disposed of		(716,718)	(205,004)	(2,851,753)
Exceptional provisions		(1,262)	(1,166)	(4,230)
Total non-operating expenses		**(721,160)**	**(208,639)**	**(2,857,940)**
IV. Non-operating income (expense), net	11	**(69,100)**	**(91,625)**	**35,291**
Profit sharing		(93)	(145)	(227)
Income Tax	12	15,470	5,909	6,707
Net income		**(9,519)**	**(633,957)**	**58,191**
(1) Including income related to subsidiaries.		55,772	61,452	212,020
(2) Including interest expenses related to subsidiaries.		3,909	3,068	4,908

Balance sheet
For the year ended December 31, 2004

Assets

(in € thousand)	Notes	2004 Gross	2004 Depreciation, amortization, and provisions	2004 Net	2003 Net	2002 Net
Intangible assets		**22,011**	**756**	**21,255**	**20,800**	**21,034**
Tangible assets						
Land					145	145
Buildings		15,290	2,934	12,356	14,476	1,218
Plant and equipment		180	164	16	35	59
Other		5,040	2,261	2,779	3,103	336
Construction work in progress; downpayments		**46**		**46**	**405**	**10,758**
		20,556	5,359	15,197	18,164	12,516
Investments: [1]						
In companies	1 - 3	1,773,656	296,780	1,476,876	1,472,459	2,134,896
Loans to subsidiaries		934,154	13,203	920,951	817,091	870,620
Other long-term investments		18		18	22	22
Loans		108		108	238	227
Other	1	14,567	9,163	5,404	7,062	16,135
		2,722,503	**319,146**	**2,403,357**	**2,296,872**	**3,021,900**
Total fixed assets	1 - 3	2,765,070	325,261	2,439,809	2,335,836	3,055,450
Advances to suppliers [2]		**1**		**1**	**157**	**28**
Trade receivables		20,176	72	20,104	30,500	33,711
Other receivables		9,629		9,629	3,350	3,822
		29,805	72	29,733	33,850	37,532
Other current assets [2]		**8,364**	**200**	**8,164**	**60,275**	**11,892**
Marketable securities	4	**244,824**	**3,083**	**241,741**	**439,888**	**472,163**
Cash		**10,080**		**10,080**	**19,843**	**19,197**
Prepaid expenses		**2,909**		**2,909**	**2,954**	**4,148**
Total current assets		295,982	3,355	292,627	556,967	544,961
Deffered charges		5,800		5,800	11,047	16,301
Currency translation adjustments					248	154
Total assets		3,066,852	328,616	2,738,236	2,904,098	3,616,866
(1) Due in less than one year.		20,777		20,777	22,943	76,912
(2) Due in over one year.		84	72	12	88	87

Liabilities

(in € thousand)	Notes	2004	2003	2002
			Before appropriation	
Share capital		**171,533**	**122,479**	**122,088**
Share premium		**1,527,585**	**1,789,950**	**1,786,247**
Reserves:				
Legal reserves		12,209	12,209	11,812
Regulatory reserves		80,901	81,077	98,933
Other reserves		5,396	5,396	5,396
		98,506	**98,682**	**116,141**
Retained earnings brought forward from prior year		**1,776**	**46,547**	**794**
Net income		**(9,519)**	**(633,957)**	**58,191**
Regulatory provisions		**795**	**816**	**770**
Total shareholders' equity	5	**1,790,676**	**1,424,517**	**2,084,231**
Provisions for risk		**29,335**	**67,132**	**53,809**
Provisions for expenses		**2,740**	**3,146**	**5,549**
Total provisions for risk and expenses	6	**32,075**	**70,278**	**59,358**
Financial liabilities:				
Convertible bonds		636,049	1,100,924	1,215,214
Financial liabilities to banks and financial institutions [4]		213,845	184,308	184,201
Other borrowings and financial liabilities		20,656	75,646	19,737
	7	**870,550**	**1,360,878**	**1,419,152**
Advances from customers			**106**	
Current liabilities:				
Trade payables		25,967	24,158	24,851
Tax and social security liabilities		15,337	12,772	12,139
Debt on fixed assets		1,465	5,196	14,266
Other payables		2,093	5,834	2,670
		44,862	**47,960**	**53,926**
Total liabilities (3)		**915,412**	**1,408,944**	**1,473,078**
Deffered income		**63**	**60**	
Currency translation adjustments		**10**	**299**	**199**
Total liabilities and equities		**2,738,236**	**2,904,098**	**3,616,866**
(3) Due in less than one year.		278,556	392,435	253,216
Due in over one year.		636,858	1,016,508	1,219,862
(4) Including overdraft.		213,845	184,308	184,201

Statements of cash flow

For the year ended December 31, 2004

(In € thousand)	2004	2003	2002
Operating activities			
Net income	**(9,519)**	**(633,957)**	**58,190**
Elimination of non-cash items:			
+ Depreciation and variation in provisions	(376,603)	561,935	(1,115,349)
- Capital gains, net	415,595	42,454	1,256,710
Operating cash flow	**29,473**	**(29,568)**	**199,551**
Changes in working capital	1,888	2,550	10,935
Net cash provided by operating activities	**31,361**	**(27,018)**	**210,486**
Investing Activities			
Fixed assets purchases:			
Intangible and tangible	(786)	(14,046)	(13,436) [4]
Financial	(109,607) [7]	(64,314)	(400,597) [2-3]
Subtotal	**(110,393)**	**(78,360)**	**(414,033)**
Fixed assets sales:			
Intangible and tangible	927	18,318	92
Financial	1,373	194,224	208,032
Subtotal	**2,300**	**212,542**	**208,124**
Change in debt on fixed assets	(2,917)	(9,070)	403
Change in receivable on fixed assets	53,165 [8]	(42,908) [5]	1,599
Change in deferred charges	(449)	(625)	(66)
Net cash used in investing activities	**(58,294)**	**81,579**	**(203,973)**
Financing Activities			
Dividends paid	(14,971)	(29,896)	(69,912)
Capital increase	388,895 [9]	4,094	3,508
Net change in indebtedness	(583,468) [10]	(58,381) [6]	425,230 [1-3]
Net cash provided by financing activities	**(209,544)**	**(84,183)**	**358,826**
Net increase (decrease) in cash and equivalents	**(236,477)**	**(29,622)**	**365,339**
Cash and equivalents at January 1	277,535	307,157	(58,182)
Cash and equivalents at December 31	**41,058**	**277,535**	**307,157**

(1) Includes mainly:
- the bonds convertible (OCEANE - Obligation à option de Conversion et/ou d'Echange en Actions Nouvelles ou Existantes) issued in May 2002 in the amount of €450,000 thousand;
- the expenses related to the bonds convertible OCEANE 2002/ 2009, recorded in deferred charges for an amount of €6,547 thousand.

(2) Includes a dividend in kind (shares in Media Planning Group subsidiaries) for value of €135,276 thousand from our media holding company.

(3) Excludes the sale of our subsidiaries SNC and Circle.com for a total amount of €707,276 thousand, paid for in shares of our North American holding company.

(4) Includes the purchases of the Havas trademarks for €4,573 thousand and for €8,059 thousand fixed assets related to our head office in Suresnes.

(5) Includes the sale of Media Planning Ltd and Snyder Direct to our English holding Havas UK, for €50,558 thousand.

(6) Includes mainly:
- the repurchase for an amount of €50,233 thousand, payable in 2004, of the early reimbursement put feature of January 1st, 2006 of the bonds convertible OCEANE 2002/ 2009 (see note 10);
- the repurchase of 5,290,000 bonds convertible OCEANE 2000/ 2006, for an amount of €114,264 thousand.

(7) Includes mainly loans granted to our subsidiary Havas International SA for a total amount of €104,727 thousand to finance the contribution of the receivable on investments as mentioned in note (8).

(8) Includes mainly disposal of 100% of the receivable on investments in Media Planning and Ltd and Snyder Direct for an amount of €50,588 thousand, subsequently contributed to our subsidiary Havas International SA.

(9) Includes the proceeds of the share capital increase of October 2004 (€404,294 thousand) less the share issuance expenses (- €16,010 thousand).

(10) Includes:
- a decrease by €50,233 thousand corresponding to the payment in January 2004 in connexion with the early reimbursement put feature of January 1st, 2006 of bonds convertible OCEANE 2002/ 2009 (see note 6);
- a decrease by €442,319 thousand corresponding to the payment in December 2004 in connection with the repurchases of 17.5 million outstanding bonds convertible OCEANE 2000/ 2006.

Five year financial summary

	2000	2001	2002	2003	2004
1 - Share capital at the end of the year					
Share capital (in € thousand)	106,599	121,728	122,088	122,479	171,533
Total number of shares	266,496,567	304,320,312	305,219,028	306,196,659	428,832,440
Maximum potential shares to be issued					
• Warrants	24,884,323	24,629,677	28,631,259	27,814,987	35,142,819
• Convertible bonds	42,097,312	41,897,512	84,064,086	70,426,308	57,034,940
2 - Earnings (in € thousand)					
Turnover	22,276	20,286	17,275	16,061	16,137
Income before tax, depreciation, amortization and profit sharing	39,515	67,992	(1,063,602)	(80,086)	(466,659)
Income tax	(12,575)	(2,805)	(6,707)	(5,909)	(15,470)
Net income	46,809	(1,282,541)	58,191	(633,957)	(9,519)
Distributed income	44,491	50,760	26,741	14,929	29,805
3 - Earnings per share (in €) [1]					
Profit after tax, before depreciation, amortization and profit sharing	0.19	0.21	(3.23)	(0.23)	(1.05)
Income after tax, depreciation, amortization and profit sharing	0.17	(3.93)	0.18	(1.93)	(0.02)
Dividend per share	0.16	0.16	0.08	0.05	0.07
4 - Personnel					
Number of employees	108	128	127	117	108
Total payroll (in € thousand)	12,514	12,030	10,974	11,227	13,597
Total employee french social security (in € thousand)	4,673	4,689	4,494	4,581	5,169

(1) In connection with the share capital increase of October 2004, earnings per share and dividend per share of years 2000, 2001, 2002, 2003 have been adjusted by 0,93254.

Schedule of Havas investments in subsidiaries and companies
2004

Name	Share Capital	Shareholders equity share capital	Ownership %	Gross book value
(in euros thousand)				
I - Detailed figures				
Net book value of subsidiaries > 1% Havas share capital				
A - Subsidiaries				
French				
BERTRAND MIRABAUD ASSOCIÉS SA	40	304	99.80	1,710
CHEVROTINE DE PARTICIPATIONS	40	(6)	99.76	32
COLORADO SA	203	1,163	99.97	2,922
COMMUNIDER SA	50	1,047	99.72	6,475
DEVARRIEUX VILLARET SA	1,925	3,669	100.00	20,661
EUROMEDIA.COM	40	784	100.00	40
HA POLE RESSOURCES HUMAINES SA	137	5,766	92.82	5,154
HAVAS INTERNATIONAL SA	812,785	(87,397)	100.00	1,372,844
HAVAS SPORTS France	389	4,544	99.75	17,400
HAVAS SPORTS GROUP	40	(876)	99.80	40
LE NOUVEL ELDORADO SA	261	1,114	99.96	6,231
MPG France	4,924	21,697	100.00	85,908
PULP CONSUMER CREATIVE BAND	45	936	99.87	2,401
SAFIGEP SA	200	444	100.00	191
THE VALUE SYSTEM	213	807	100.00	3,016
W & CIE SA	113	4,554	65.02	7,873
Foreign				
HAVAS MANAGEMENT ESPAÑA	2,570	67,860	91.14	236,691
MPG NEDERLAND B.V. (Pays-Bas)	18	1,394	100.00	1,271
II - Global figures				
Net book value of subsidiariest < 1% Havas share capital				
A - Subsidiaries				
French	330	(162)		363
Foreign	20	324		1,081
B - Other companies				
French	6,315	53,524		176
Foreign	132,581	404,868		1,176
Total	**963,239**	**486,358**		**1,773,656**

Net book value	Outstandings loans to subsidiaries	Guaranties given to subsidiaries	Net revenues 2004	Net income 2004	Dividends received 2004
1,148			4,990	133	231
32				(15)	155
2,922			12,609	889	641
6,475			7,305	651	48
20,661		9,479	34,726	2,055	1,430
40			5,489	777	65
5,154					
1,078,363	868,358			(110,183)	
17,400			34,026	2,334	
40	880			(100)	
6,231		510	7,146	134	546
85,908		3,182	45,925	4,566	2,739
2,401		500	3,650	428	
191	61			427	
1,827			613	65	
7,873	3,000			714	260
236,691				(186,257)	
1,271				49	333
363				(162)	
1,081			22,797	(13)	467
176	36,065	596	84,836	17,864	63
628			1,045	53,361	
476,876	908,364	14,267	265,157	(212,283)	6,978

Investments in subsidiaries, other companies and marketable securities

As of December31, 2004

Name (in € thousand)	Number of shares	Net book value
1 - Investments in subsidiaries and other companies		
A - French companies		
HAVAS INTERNATIONAL SA	834,476	1,078,363
HAVAS FINANCIAL SERVICES	2,498	250
EURO RSCG SA	2	1
HAVAS SPORTS GROUP	2,495	40
HAVAS SPORTS France	24,240	17,400
PULP CONSUMER CREATIVE BAND	2,996	2,401
PROD.S SNC	1	0
DEVARRIEUX VILLARET SA	120,326	20,661
DEVARRIEUX VILLARET/EHS	1,222	20
THE VALUE SYSTEM	7,092,341	1,827
COMMUNIDER SA	2,493	6,475
LE NOUVEL ELDORADO SA	16,300	6,231
BERTRAND MIRABAUD ASSOCIES SA	2,495	1,148
COLORADO SA	12,696	2,922
W & CIE SA	3,660	7,873
W PRINTEL	1	0
EURO RSCG RH (ex-HR GARDENS France)	1	0
HA POLE RESSOURCES HUMAINES SA	7,961	5,154
W DESIGN GROUP	1	0
MPG France	307,722	85,908
EUROMEDIA.COM	2,500	40
CHEVROTINE DE PARTICIPATIONS	2,494	32
CLUB DE RECHERCHE TOUS MÉDIAS	100	4
HAVAS IT SNC	4,998	76
MAG 3	255	0
MÉDIAMÉTRIE SA	620	152
MOUTARDE SARL	1	0
RICHTUONG	640	0
SAFIGEP SA	12,500	191
HAVAS 01	37,000	37
B - Foreign companies		
HR GARDENS (Belgium)	44,585	50
HAVAS MANAGEMENT ESPAÑA	236,691	236,691
ER COLOMBIE	5,999,993	13
ER 4D SA (Columbia)	5,939,958	2
MPG Italie S.R.L.	1	995
MPG NEDERLAND B.V. (The Netherlands)	40,000	1,271
MEDIAPOLIS Portugal	2	86
SNC (U.S.)	0	563
AWP (U.K.)	13	0
K & K UNIVAS (Greece)	36	0
2 - Other financial investments	**1,187**	**17**
3 - Treasury shares	**1,298,959**	**5,326**
4 - Marketable securities		
HAVAS SHARES	6,135,158	25,154
SAVING BONDS:	152	24,753
INVESTMENT FUNDS	143,668	191,833
TOTAL		**1,723,960**

Notes to the summarized statutory accounts

Year ended December 31, 2004

All amounts are in thousand euros unless otherwise specified

I. Significant events during 2004

Havas S.A contributed to strengthen the financial structure of the Group by:

an increase in capital in an amount of €404,294 thousand, corresponding to the issuance of 122.5 million of shares on October 19th 2004;

the repurchase of 17.6 million outstanding bonds convertible and/ or exchangeable into new or existing shares due in 2006 [OCEANE 2000/ 2006] for a repurchase price totalling €442,319 thousand corresponding to a principal amount of €379,521 thousand.

Havas S.A. and its subsidiary Havas International S.A. acquired respectively 91.14% and 8.86% of Havas Management Spain. This new company, which holds all shares of Spanish companies, was created in an effort to simplify the legal and tax organisation of the Group.

II. Notes to the balance sheet

Note 1: Investments

Investments in companies

At year-end 2004, gross book value of investments amounts to €1,773,656 thousand versus €2,176,243 thousand at year-end 2003.

The movements of the year 2004 are mainly attributable to:

an increase by €236,691 thousand corresponding to the acquisition of 91.14% of the shares in Havas Management Spain and a decrease by €633,532 thousand corresponding to the 100% contribution of the investment in Media Planning Group to Havas Management Spain.

Other movements of the year 2004 are as follows:

acquisitions of : The Value System (100%), Brann Communider (14.96%), Colorado (35.96%);

sale of investments in Bernard Juhliet Consulting and Argos;

cancellation of the shares: Feuilhade Conseil Communication, EMDS France and DVTM. Feuilhade Conseil Communication and EMDS merged with Havas. DVTM shares merged with Devarrieux Villaret.

Other investments

Other investments include mainly loans to subsidiaries and treasury shares.

Treasury shares

As at December 31, 2004, the gross book value of treasury shares amounts to €14,488 thousand. Changes during the year 2004 are as follows:

net acquisition of 27,600 treasury shares for €138 thousand;

sale of 19,878 treasury shares for €301thousand, in payment of director fees;

sale of 188,268 treasury shares , for €2,854 thousand, to finance the acquisition of Spanish companies Esquema and Medea.

As at December 31, 2004, Havas holds 1,298,959 treasury shares versus 1,479,505 as at December 31, 2003.

On September 27, 2004, in connection with Havas capital increase, all preferential subscription rights attached to the 1,298,959 treasury shares were disposed for a total amount of €396 thousand. This amount consists of a decrease by €1,046 thousand in the gross book value and a capital loss of €650 thousand.

Note 2: Provisions for depreciation in investments

Investments in subsidiaries and affiliates are stated at historical cost. At each year-end, their fair value is determined based on a multiple of EBITDA adjusted for net debt. If fair value is below historical cost, a provision may be booked

As at 31 December 2004, provisions for depreciation in investments amount to €319,146 thousand (versus €731,870 thousand in December 2003) and concern mainly the shares of Havas International which have been depreciated for €294,481 thousand since year-end 2003.

The change in provisions for depreciation in investments (- €412,724 thousand) is mainly due to:

a reversal of provision in Media Planning Group, in connection with the shares' contribution to Havas Management Spain: €396,841 thousand;

a reversal of provision in Bernard Juhliet which was disposed in 2004: €9,824 thousand;

a reversal of provision in DVTM which was merged with Devarrieux Villaret: €2,090 thousand.

At December 31, 2004, treasury shares booked in "Other investments" were provided for. The provision is calculated as the difference between their historical cost and the average Havas share price for the month December 2004, i.e €4.10. At year-end 2004, treasury shares' provision amounts to €9,163 thousand versus €11,761 thousand at year-end 2003.

Note 3: Schedule of Havas investments in subsidiaries and companies (see pages 130 and 131)

Financial statements

Year ended December 31, 2004

Note 4: Marketable securities

Marketable securities include short-term monetary investments whose book value corresponds to fair market value, and 6,135,158 treasury shares of which 4,406,598 cover a stock option plan granted by the Board of Directors to senior executive of the Group on June 19, 1997. During 2004, some options have been forfeited, 1,728,560 treasury stock shares became then available.

The net book value of the 4,406,598 treasury shares amounts to €18,067 thousand, knowing that they have been provided for €2,214 thousand for adjusting their book value to December 2004 average market price (€4.10). 2004 adjustment impact is a financial charge of €697 thousand.

In addition, a provision for risk of €220 thousand is shown in the balance sheet as at December 31, 2004, corresponding to the difference between the December 2004 average market price and a unit exercise price of €4.05. Related 2004 impact is a financial income of €639 thousand.

The remaining 1,728,560 treasury shares have a total net book value of €7,087 thousand. The related depreciation amounts to €868 thousand of which €273 thousand corresponds to 2004 allowance.

On September 27, 2004, in connection with Havas capital increase, all preferential subscription rights attached to the 6,135,158 treasury stock shares were disposed for a total amount of €1,871 thousand.

Note 5: Shareholders' equity

	12.31.2003	Appropriation 2003 loss	Increases	Decreases	12.31.2004
Share Capital	122,479	-	49,054		171,533
Share premium account	1,117,854	(587,410)	355,841	16,010	870,275
Share premium account - conversion	274,992		9	-	275,001
Merger reserve	397,104			14,795	382,309
Legal reserve	12,209	-			12,209
Regulatory reserves	81,077			176	80,901
Other reserves	5,396				5,396
Retained earnings	46,547	(46,547)	3,790	2,014	1,776
Net income (loss)	(633,957)	633,957		9,519	(9,519)
Regulatory provisions	816		72	93	795
	1,424,517	0	408,766	42,607	1,790,676

At December 31, 2004, capital stock comprised 428,832,440 shares of common stock with a par value of 0.40 €.

Distribution of the 2003 result

The total dividend paid as at June 17, 2004 amounted to €14,941 thousand and represented a dividend per share of €0.05.

The corresponding dividend equalization tax was €31 thousand. Dividends paid in June 2004 were charged against the share premium account for €14,795 thousand and against regulated long-term capital gains equity reserve for €176 thousand.

Increases in shareholders' equity were as follows

	Number of shares	Capital stock	Share premium	Conversion premium
Capital increase	122,513,404	49,005	339,278	
Exercice of stock options				
– Havas	105,228	43	230	
– SNC	16,088	6	322	
Conversion of 10 - 2000/ 2006 "OCEANE" bonds	12			
Conversion of 930 - 2002/ 2009 "OCEANE" bonds	1,049			9
	122,635,781	49,054	339,830	9

The share premium account includes proceeds of the share capital increase of October 2004 (€339,278 thousand) net of the share issuance expenses (€16,010 thousand).

Changes in retained earnings are as follows:
- appropriation of the loss 2003 : - €46,547 thousand;
- increase by €3,790 thousand, corresponding to the reimbursement of a dividend equalization tax;
- decrease by €2,014 thousand, corresponding to an exceptional tax of 2.5% on the regulated long-term capital gains equity reserve.

Potentially dilutive financial instruments:
As at December 31, 2004, the following potentially dilutive financial instruments were outstanding:

	Exercice period	Number	Unit price	Number of potential shares to be issued
Stock options	from 2005 to 2014	32,651,060	2.43 to 24.33	32,651,060
Options on SNC shares granted by Snyder, replaced by options on Havas shares	from 2005 to 2010	1,759,756	1.77 to 11.19	2,412,997
Options on Circle.com shares granted by Snyder, replaced by options on Havas shares	from 2005 to 2010	834,157	0.76 to 2,571.00	78,762
Bonds convertible (OCEANE –1%) 2000/ 2006- conversion price € 21.60	Up to Jan. 1,2006	8,613,863[1]	21.60	9,733,665
Bonds convertible (OCEANE – 4%) 2002/ 2009- conversion price € 10,75	Up to Jan. 1,2009	41,859,535[1]	10.75	47,301,275
Total				92,177,759

(1) Before right of number of shares as follows:

Financial statements
Year ended December 31, 2004

Following payments of the 2002, 2003 and 2004 dividends, which were charged against the share premium account and against regulated long-term capital gains equity reserve, the number of shares per bond was adjusted as follows:

	Number of shares per bond	
	2000/ 2006 bonds	2002/ 2009 bonds
Before dividend paid in 2002 and 2003	1.00	1.00
After dividend paid in 2002	1.02	1.02
After dividend paid in 2003	1.035	1.035
After dividend paid in 2004	1.047	1.047
After capital increase in 2004	1.13	1.13

Note 6: Provisions for risk and expenses

Balance and movements / Items	12.31.2003	Increase in provisions	Reversal: Provisions used	Reversal: Provisions unused	12.31.2004
Provisions for risk					
– Accrued bond redemption premiums:					
• 1999/ 2004 BONDS (OCEANE)	3,237		3,237		0
• 2000/ 2006 BONDS (OCEANE)	58,129	6,805		39,006	25,928
– Other	5,766	680	1,440	1,599	3,407
Subtotal	**67,132**	**7,485**	**4,677**	**40,605**	**29,335**
Provisions for expenses					
– Retirement benefits	3,146			406	2,740
Subtotal	**3,146**			**406**	**2,740**
Total	**70,278**	**7,485**	**4,677**	**41,011**	**32,075**

Provisions for risk:

Provisions for risk cover seller's warranties given by the Company, potential costs arising from claims and litigation, as estimated by the Company and its advisers, potential losses related to subsidiaries placed in liquidation, and accrued premium on the redemption on the 2000/ 2006 convertible bonds.

The premium on the redemption of the Company's 2000 convertible bonds is being accrued for over the life of the bonds, in "provisions for risk".

The amount shown in "reversal of unused risk provision" mainly includes the reversal of redemption premiums relating to the convertible bonds OCEANE 2000/ 2006 that were repurchased for cancellation in December 2004, for €39,006 thousand.

The amount shown in "reversal of used risk provision" mainly includes:

— the reversal of redemption premiums relating to the convertible bonds OCEANE 1999/ 2004 that were repurchased for cancellation in December 2004, for €3,237 thousand;

— the reclassification in operating payables of the tax audit provision relating to years 1989 to 1992, which was based on advice obtained from the Company's tax advisers.

For years 1999, 2000 and 2001, after consulting its tax advisers, Havas has contested a tax audit. No reserve has been booked in this respect because the Company expects a favorable outcome. The amount involved is less than €2,000 thousand.

Provision for expenses:

The collective bargaining agreements applicable to the advertising and communications industry provide for the payment of retirement in indemnities in employee contracts. The related accrual recorded by the Company covers all employees over 40 who have at least five years' seniority. At December 31, 2004, the accrual totalled €2,740 thousand. During the year, €406 thousand were written back to income. No accrual was recorded by the Company regarding to post-employment benefits (mutual insurance obligations).

Financial statements

Year ended December 31, 2004

Note 7: Financial liabilities

Compulsory borrowings

The two remaining bonds convertible and/or exchangeable into new or existing shares ("OCEANE") issued by Havas have the following characteristics:

Characteristics	OCEANE 1% December 2000 / January 2006	OCEANE 4% May 2002 / January 2009
Listed on	Euronext Paris SA	Euronext Paris SA
ISIN code	FR0000180747	FR0000188476
Principal amount at issue	€709 million	€450 million
Number of bonds issued	32,817,012	41,860,465
Unit issue price	€21.60 at par	€10.75 at par
Unit redemption value	€25.44	€10.75 at par
Effective date	December 22, 2000	May 22, 2002
Duration	5 years and 10 days	6 years and 224 days
Annual coupon rate	1% or a gross yield to maturity of 4.25% (1)	4% or a gross yield to maturity of 4% (1)
Implicit interest rate	4.67% (5)	4.26% (5)
Maturity	January 1, 2006 (2)	January 1, 2009 (4)
Conversion	(3)	(3)
• Prior to 06/11/02	• 1 bond against 1 stock share	• 1 bond against 1 stock share
• 06/11/02 - 06/17/03	• 1 against 1.02	• 1 against 1.02
• 06/18/03 - 06/16/04	• 1 against 1.035	• 1 against 1.035
• 06/17/04 - 10/19/04	• 1 against 1.047	• 1 against 1.047
• From 20/10/04	• 1 against 1.13	• 1 against 1.13
Cumulative number of bonds bought back for cancellation at December 31, 2003	6,632,046	0
Cumulative number of bonds converted at December 31, 2003	689	0
Number of bonds bought back for cancellation in 2004	17,570,404	0
Number of bonds converted in 2004	10	930
Number of bonds outstanding at December 31, 2004	8,613,863	41,859,535

(1) Assuming no conversion nor redemption prior to maturity.

(2) Possible early redemption at the option of the issuer from January 1, 2004 to December 31, 2005, if over a period of twenty consecutive stock exchange trading days among the forty consecutive stock exchange trading days preceding the day of publication of a notice concerning such early redemption, the product of the average of Havas share's last trading prices and the conversion ratio exceeds 115% of the redemption value of the bonds.

(3) Each bond may be converted at any time, at the option of the holders into an adjusted number of Havas shares following the payments of dividends which were debited to "Regulated long-term capital gains equity reserve" and the capital stock increase on October 19,2004.

(4) Possible early redemption at the option of the issuer from January 1, 2005 to December 31, 2008, if over a period of twenty consecutive stock exchange trading days among the forty consecutive stock exchange trading days preceding the day of publication of a notice concerning such early redemption, the product of the average of Havas share's last trading prices and the conversion ratio exceeds 125% of the redemption value of the bonds.

(5) Including issue costs amortization.

OCEANE 1% December 2000 / January 2006

Within the framework of the management of its indebtedness, Havas has repurchased between December 3, 2004 and December 10, 2004 17,570,404 convertible bonds for cancellation according to the terms of the issue agreement, for a unit price of €25.17 and a total amount of €442,319 thousand representing a total nominal value of €379,521 thousand. This operation has generated an operating expense of €3,651 thousand, a financial income of €35,492 thousand and an exceptional expense of €59,678 thousand.

Thus, since the issuance of the OCEANE 2000 mature at January 2006, Havas has bought back 73.8% of the principal amount at issue. Havas also reserves the right to keep on repurchasing these convertible bonds at the Market.

As at December 31, 2004 outstanding convertible bonds represent a financial debt of €186,059 thousand. Assuming no conversion nor repurchase from January 1, 2005, the related redemption premium potentially due at maturity would amount to €33,007 thousand. This redemption premium is provided for over the borrowing life. Related provision at December 31, 2004 is included in "Provisions for risk and expenses" for €25,928 thousand (see Note 6).

OCEANE 4% May 2002 / January 2009

On December 1, 2003, the General Meeting of holders of the 2002 OCEANE (bonds convertible and/or exchangeable for new or existing Havas shares), approved the payment by Havas of an amount of €1.20 per bond, in exchange for a waiver of their option to cause Havas to redeem the bonds at par on January 1, 2006. One time cash payment was made on January 1, 2004, for a total amount of €50,233 thousand.

This operation has generated in 2003 an exceptional expense of €51,108 thousand of which €875 thousand correspond to banking fees.

As at December 31, 2004 outstanding convertible bonds represent a financial debt of €449,990 thousand.

Floating rate credit facility agreement "Club Deal"

In Decermber 2004, Havas entered into a €150,000 thousand floating rate credit facility agreement with a pool of banks ("Club Deal). These credit lines were not used in 2004.

III. Notes to the income statement

Note 8: Revenue

2004 revenue consists mainly of services billed to subsidiaries.

Note 9: Other operating income

Other operating income includes mainly:

Rent and rental charges billed:	€13,649 thousand
— Expenses billed on to subsidiaries that are not included in the value-added generated by the company :	€14,341 thousand

Note 10: Net financial income (expense

Net financial income of €68,077 thousand includes mainly :

the reversal of redemption premiums (net of the bond coupon payments) for €35,492 thousand, relating to the 17,570,404 bonds convertible OCEANE 2000/ 2006 that were repurchased for cancellation in December 2004.

Note 11: Non-operating income (expense)

Non-operating expense of €69,100 thousand includes mainly :

— A net exceptional expense of €59,678 thousand resulting from the purchase and cancellation of 17,570,404 bonds convertible OCEANE 2000/ 2006.

Note 12: Income tax

Under the terms of the Group relief agreement (article 1) signed by the Company and the other subsidiaries in the French tax group, each subsidiary pays to the Company an amount corresponding to the tax that it would have paid if it had been taxed on a stand-alone basis (including long-term capital gains tax).

The 2004 tax benefit of €15,470 thousand corresponds mainly to payments received from the companies in the tax group for €15,701 thousand and a provision for risk of €600 thousand, for the possible repayment to the subsidiaries in the tax group of their tax gain related to their losses carried forward.

Financial statements

Year ended December 31, 2004

IV. Other information

Note 13: Commitments and contingencies :

Commitments by maturity:

Commitments	In € thousand	Due within one year	Due in one to five years	Due beyond five years
Operating lease	72,192	10,367	41,085	20,740
Repurchase of minority interests (Buy-out) (1)	7,163	2,121	5,042	
Unused credit line ("Club Deal")	150,000		150,000	
Total	**229,355**	**12,488**	**196,127**	**20,740**

(1) The Company is committed to buying out stakes held by the minority shareholders of certain consolidated subsidiaries, at prices determined on arm's length terms. The purpose of these commitments is to establish long-term financial partnerships.

Contractual obligations, booked in Havas balance sheet, by maturity:

Contractual obligations (booked in Havas Balance Sheet)	In € thousand	Due within one year	Due in one to five years	Due beyond five years
Convertible bonds	636,049		636,049	
Additional payments (earn-out)	1,206	1,206		
Total	**637,255**	**1,206**	**636,049**	

Guaranties and secured debt

The Havas Group has granted the following warranties:

pledges on sight deposits and financial instruments for a total amount of €7,648 thousand;

and miscellaneous privileges to Tax Authority for a total amount of €1,555 thousand.

Commitments given to subsidiaries	In € thousand	Due within one year	Due in one to five years	Due beyond five years
Bank borrowings	69,104	58,008	10,959	137
Operating leases	110,816	14,303	41,074	55,439
Credit-lines unused	7,518	6,867	651	
Credit-lines used	91,049	91,049		
Cash pooling (2)	89,171	89,171		
Purchases of space buying	24,003	22,800		1,203
Other	6,187	413	147	5,627
Total	**397,848**	**282,611**	**52,831**	**62,406**

(2) In order to permit Havas' British subsidiaries to use automated payment services, Havas was asked by banks for security for an amount of €89,171thousand.

Commitments received: NONE.

The comprehensive version of statutory accounts may be obtained upon request to the company's head office,
2, allée de Longchamp - 92281 Suresnes Cedex France
The Statutory Auditors' report deals with the comprehensive statutory accounts.

Statutory Auditors' report on the financial statements
For the year ended December 31, 2004

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the group management report.
This report[, together with the statutory auditors' report addressing financial and accounting information in the Presidents' report on internal control], should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

In compliance with the assignment entrusted to us by your Shareholder's Annual General Meeting, we hereby report to you, for the year ended December 31, 2004 on:

the explanations of our assessments;

the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I - OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities as of December 31, 2004, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

II - EXPLANATION OF OUR ASSESSMENTS

In accordance with the requirements of article L. 225-235 1st alinea of the French company Law *(Code de commerce)* relating to the explanation of our assessments, we draw the following information to your attention:

The management of your company makes estimates and uses assumptions which affect the amount recorded in the financial statements and accompanying. Since these assumptions are uncertain, actual results may differ from these estimates. These assumptions have naturally an uncertain character and the estimated amounts might differ from their real value. Accounts subject to significant estimates include "investments in companies" accounted for €1,472 million in the statutory accounts as described in note 1 and 3.

Your company performs the historic cost of the investments to the fair market value as indicated in note 2.

According to the French auditing standards applicable to accounting estimates and based on the latest available data, we have assessed the methods and procedures used to prepare these estimates, and assessed the reasonableness of the forecasted data and assumptions on which they are based.

Our conclusions, therefore, result from our audit of the annual financial statements taken as a whole, and contributed to the formulation of our unqualified opinion, given in the first part of this report.

III - SPECIFIC VERIFICATIONS AND INFORMATION

We have also performed the specific verifications required by law in accordance with the professional standards applicable in France.

We have no matters to report regarding its fair presentation and conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with the financial position and the financial statements.

In accordance with the law, we verified that the management report contains the appropriate disclosures as to the percentage interests and votes held by shareholders, and as to the acquisition of shares and controlling interests.

Paris, March 25, 2005

Yves LÉPINAY & Associés "FIDINTER" — François BOUCHON

Jean-Yves LÉPINAY

Statutory Auditors
Members of Compagnie Régionale de Paris

Special report of the Auditors concerning legal contracts

For the year ended December 31, 2004

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law for this report.
This report should be read in conjunction with, the others reports required by French law and is construed in accordance with French law and professional auditing standards applicable in France.

As Auditors of your Company, we present to you our report concerning legally binding contracts.
We have been advised of the following contracts that have been subject to prior authorizations of the Board of Directors.
It is not our duty to research the existence of other contracts, but to communicate to you, on the basis of the information which was given to us, the characteristics and essential aspects of those for which we have been advised, without commenting upon their utility or appropriateness.
It is our duty, according to the terms of article 92 of the decree of March 23, 1967, to evaluate the objectives behind the conclusion of the contracts in view of their approval.
We conducted our examination in accordance with the professional standards applicable in France. These standards require that we plan and perform an audit to verify the agreement between the information that you have been given and the documents that form the basis from which the information was obtained.

I – Contracts concluded over the course of the year

1.1 Modifications to 2004 compensation packages for Directors who are paid by the Company

On March 3, 2004, the Board of Directors approved the proposal made by the Compensation and Selection Committee related to the compensation packages for director functions held by Messrs. Alain Cayzac, Jacques Hérail and Jacques Séguéla, also Directors of the Company.
These packages include the same fixed salary as the one for the year 2003 and a bonus which is determined in line with the method used for the year 2003 by reference to Group performances based on financial criteria such as operating margin and free cash flow.

Taking this into account, and in application of criteria agreed upon, total gross compensation, including Directors' fees, was as follows for 2004:

Directors and managers concerned	Amounts
Mr Alain Cayzac	€840,000
Mr Jacques Hérail	€1,486,667
Mr Jacques Séguéla	€1,350,000

1.2 Divestiture of a receivable from Havas UK to Havas International

On March 3, 2004, the Board of Directors authorized the divestiture to Havas International of the receivable from the company Havas UK for an amount of £35,505,000.

Directors and managers concerned:
Mr Jacques Hérail and Mr Alain de Pouzilhac

1.3 Divestiture of a receivable from the company L11 SL to Havas International

On March 3, 2004, the Board of Directors authorized the divestiture to Havas International of the receivable from the company L11 SL for an amount of €858,500.

Directors and managers concerned:
Mr Alain de Pouzilhac and Mr Jacques Hérail

1.4 Waiver of an intercompany receivable to the company Euro RSCG RH

On March 3, 2004, the Board of Directors authorized the waiver of a part of the intercompany receivable to the company EURO RSCG RH for a maximum amount of €800,000.

Director concerned: Mr Alain Cayzac

1.5 Modifications of the employment contracts of Messrs. Alain Cayzac, Jacques Hérail and Jacques Séguéla

On December 1, 2004, the Board of Directors authorized the modification of the employment contracts of Messrs. Alain Cayzac, Jacques Hérail and Jacques Séguéla :

- modification of the non-competition clause included in the contracts of Messrs. Cayzac, Hérail and Séguéla in accordance with the last case law of the highest French Court for labour law which determines the validity of this type of clause by reference to the remuneration and allows your company to cancel the exercise of this clause;

development of the conscience clause included in the employment contracts of Messrs. Cayzac and Séguéla, signed on May 13, 1992. According to this clause, Messrs. Cayzac and Séguéla could consider as an unilateral breach of their contracts on the company's initiative, any significant change of the management decided by the company which could be damaging to the terms of their missions within the Group. This clause has been updated to take the evolutions of the Group into account since 1992

1.6 Modifications of the employment contracts of Messrs. Alain Cayzac, Jacques Hérail and Jacques Séguéla

On December 1, 2004, the Board of Directors decided to include the 2003 qualitative bonus in the calculation of post-employment benefits of the managers who waived their bonus, assuming that the remunerations 2003 would be used to calculate their benefits.
This clause expired on December 31, 2004.

1.7 Contribution of the investment in MEDIA PLANNING GROUP SA to HAVAS MANAGEMENT ESPANA

On December 1, 2004, the Board of Directors authorized the contribution of the investment in MEDIA PLANNING GROUP SA to the company HAVAS MANAGEMENT ESPANA for an amount of €236,691,000.

Manager concerned: Mr Jacques Hérail

1.8 Reclassification of HAVAS MANAGEMENT ESPANA and MPG NEDERLAND BV shares

On December 1, 2004, the Board of Directors authorized the reclassification as shares in HAVAS INTERNATIONAL of shares in:

HAVAS MANAGEMENT ESPANA
MPG NEDERLANDS BV

This reclassification has not occurred as at December 31, 2004.

Directors and managers concerned:
Mr Alain de Pouzilhac and Mr Jacques Hérail

II - CONTRACTS CONCLUDED OVER THE COURSE OF PRIOR YEARS WHICH ARE STILL IN FORCE

Moreover, in application of the decree of March 23, 1967, we have been informed that the following contracts, approved over the course of prior years, remained in force over the course of the past year.

2.1 Provision of services for the development, animation and promotion of the Euro RSCG network in view of increasing the value of the Euro RSCG trademark

— Services provided by EURO RSCG SA
Amount: €5,678,000.00

Directors and managers concerned:
Mr Alain Cayzac
Mr Jacques Hérail
Mr Alain de Pouzilhac
Mr Jacques Séguéla

— Services provided by Euro RSCG WORLDWIDE Inc.
Amount: €1,323,216.19

Manager concerned:
M. Jacques Hérail

Signed in Paris, March 25, 2005

Signed in Paris, March 25, 2005

Yves LÉPINAY et Associés
"FIDINTER"

Jean-Yves LÉPINAY

François BOUCHON

Statutory Auditors
Members of Compagnie Régionale de Paris

2004 Auditor fees

	Ernst & Young network				Cabinet Bouchon				Yves Lepinay & Associés "Fidinter"				Others				TOTAL			
	Amount in € million		%		Amount in € million		%		Amount in € million		%		Amount in € million		%		Amount in € million		%	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Audit																				
Auditing of annual and consolidated accounts	4.8	5.4			0.3	0.2			0.3	0.2			0.1				5.5	5.8		
Additional assignments	1.4	0.4															1.4	0.4		
Subtotal	6.2	5.8	85	79	0.3	0.2	100	100	0.3	0.2	100	100	0.1		13		6.9	6.2	79	81
Other services																				
Tax	1.0	1.3											0.2				1.2	1.3		
Legal																				
Other	0.1	0.2											0.5				0.6	0.2		
Subtotal	1.1	1.5	15	21									0.7		87		1.8	1.5	21	19
Total	7.3	7.3	100	100	0.3	0.2	100	100	0.3	0.2	100	100	0.8		100		8.7	7.7	100	100

The Ernst & Young network acts as Statutory Auditors for some French entities (Cabinet Barbier Frinault and others). It audits for most foreign entities, and is the contractual auditor for Havas' consolidated financial statements.

IFRS information

I. Reasons for publication

In application of European Regulation 1606/2002 of July 19, 2002 relating to international accounting standards, Havas Group's ("the Group" or "Havas") consolidated financial statements for the financial year ended as at December 31, 2005 will be prepared in compliance with international accounting standards IAS / IFRS applicable at December 31, 2005 such as approved by the European Union. 2005 financial statements will be the first ones to be disclosed in IAS / IFRS. Comparative 2004 financial accounts will also be prepared under the same GAAP.
In order to anticipate the publication of 2005 financial statements under IAS / IFRS with 2004 comparative figures under the same GAAP as recommended by the AMF (French stock market authority), the Group has prepared in the 2004 annual report preliminary indication of the impact of switching from French GAAP to IFRS on:
— equity at the transition date (January 1, 2004) from which final transition impacts will be posted to equity when 2005 consolidated financial statements are disclosed,
— balance sheet as at December 31, 2004 and 2004 income statement.
2004 financial information relating to the switch to IFRS has been prepared by applying IFRS norms and interpretations to 2004 accounts that Havas Group expects to have to apply to its comparable 2005 financial statements. This information is based on:
— IFRS norms and interpretations applicable as at December 31, 2005, as known to day;
interpretations that the Group anticipates to day relating to technical issues and projects still under discussion within IASB and IFRIC, and which could be applicable to 2005 financial statements;
options retained and exemptions used which are expected be the same for preparing the group's first IFRS financial statements in 2005.

For all these reasons, the balance sheet as at December 31, 2004 as disclosed below may not correspond to the balance sheet brought forward for preparing 2005 financial statements.
All this information has been reviewed by our auditors who have expressed a positive assurance for the information disclosed in this publication in their Specific Report, and validated by the Audit Committee and the Board of Directors.

II. Presentation of new standards and application of interpretations

A. Presentation of new standards

The Group applies all IFRS rules adopted by the European Union Commission, and also IAS32/39 relating to financial instruments for which application is optional.

B. Description of exemptions offered by IFRS first time adoption

In compliance with IFRS 1, the Group has elected to use the following offered exemptions relating to IFRS:
— **Business combinations:** the Group has decided not to apply IFRS 3 "Business combinations" retrospectively to operations completed prior to January 1, 2004;
— **Cumulative translation differences (Note 1):** the Group has decided to reclassify the cumulative translation differences for all foreign operations prior to January 1, 2004 including all IFRS transition adjustments to "Retained earnings" for a total amount of €225 million. This reclassification has no impact on opening shareholders' equity as at January 1, 2004. Since cumulative translation adjustments has been deemed to zero, in case of any future disposal of foreign subsidiaries, capital gains or losses will not include any currency adjustments prior to January 1, 2004;
— **Compound financial instruments:** the Group has used the option offered by IFRS 1 not to split a compound financial instrument into separate lines of equity components "option" and "liability" for all financial instruments maturing on January 1, 2004;
— **Employee benefits (Note 2):** the Group has decided to recognize all cumulative actuarial gains and losses at the date of transition. Equity as at January 1, 2004, has been reduced by €15 million and 2004 net income has been increased by €3 million;
Share-based payment transactions: the Group has decided to apply IFRS 2 to equity instruments that were granted after November 7, 2002 which were not yet vested as at December 31, 2004. Moreover, liabilities arising from share-based payment transactions that were settled prior to December 31, 2004 have not been restated. First time IFRS 2 adoption impact is described in part III.

For the application of all the other IFRS norms, opening value of assets and liabilities as at January 1, 2004 has been adjusted retrospectively as if these standards had always been applicable.

C. Description of main IFRS adjustments

The Havas Group had to retain certain assumptions for assessing main IFRS adjustments relating to buy-out obligations, goodwill impairment tests, subscription option value granted to employees, and which are disclosed in the financial statements. Final results may be slightly different from these assessments due to possible change of expected assumptions or situations.

___ Goodwill amortization and impairment (Note 4):

Under French GAAP, the Group applied US standard "SFAS 142". Thus, net tangible assets of each one of the three divisions of Havas that meet the definition of reporting unit, has been compared to its fair value. When fair value was lower than net book value, an exceptional impairment was required;

___ According to IAS 36, for impairment test purposes, goodwill should be allocated to each related cash generating unit or group of units which will profit from the synergy provided by the business combinations. In application of this principle, the method to determine the potential impairment is unchanged compared to previous practice, but it applies to a lower unit level.

According to the new standard, both equity and goodwill have been reduced by €231 million as at January 1, 2004 and an impairment charge of €7 million has been recorded in 2004 income statement.

In addition, the Group amortized its goodwill over a period usually retained of generally 40 years whereas goodwill amortization is no longer permitted by IFRS.

The change did not have any impact on equity as at January 1, 2004 since the Group has elected to adopt the new standard on business combinations prospectively from January 1, 2004, but has generated a profit of €58 million in 2004 due to the cancellation of goodwill amortization.

___ Share-based payments (Note 3):

Havas has granted Havas subscription options to Group employees. In French GAAP, when exercised, these options were accounted for as capital increase without any impact on the income statement (Equity settled plan).

According to IFRS 2, these types of options should be recognized as compensation in the income statement against equity. Thus, at the date of grant, the options' fair value is computed using the binomial method, this amount being charged to the income statement over the vesting period. The Group has also granted subsidiaries subscription options to related employees, and has undertaken to exchange them when exercised against Havas shares. These options have been accounted for according to the rule applicable to "Equity settled plan".

This change of accounting rule did not have any effect on equity as at January 1, 2004, but a negative impact of €2 million on 2004 income statement.

___ In addition, the Group also has granted subsidiaries subscription options to related employees, and has committed to repurchase them when exercised (Cash settled plan). The difference between the exercise price and the repurchase price was, in some cases, accrued for.

___ According to IFRS 2, "cash settled plan" options should be accounted for their fair value as compensation over their vesting period. The related liability should be adjusted at each closing until their repurchase date.

The change of method has reduced equity as at January 1, 2004 by €1 million and generated a charge of €5 million in 2004 income statement.

___ Convertible bonds (Note 5) :

According to the French GAAP, proceeds from convertible bond issuance are recorded in "financial liabilities" and possible related redemption premium is accounted for in "Provisions for risk and expenses" when its payment is probable. Yearly financial charges correspond to annual coupon, issuance cost amortization and provision for redemption premium.

According to IAS 32, bonds convertible into stock shares should be split into two separate components at inception such as "liability" and "option". The "liability" value is determined by discounting all future cash flows of the convertible bonds. The "option" value corresponds to the difference between the "liability" value and the issued amount. This value is posted to equity. The deferred tax liability resulting from the difference between the "liability" component book value and its corresponding tax value is deducted from equity. The financial expense relating to the convertible bonds is then calculated by application of the effective interest rate to the "liability" at the end of each period. The excess of financial expense over the interest paid increases the value of the "liability" in the balance sheet bringing the liability to its redemption value at the maturity date.

The change of method has a positive impact of €49 million on equity as at January 1, 2004 and a supplementary charge net of tax of €17 million in 2004 income statement.

Treasury shares (Note 6):

— According to the French GAAP, treasury shares acquired either for stabilizing the share price or for delivering shares for stock option plans are recorded in "Marketable securities". They could also be subject to depreciation as the other similar assets.

According to IAS 32, all treasury shares should be netted against equity.

The change of method has reduced the equity as at January 1, 2004 by €28 million without any effect on the 2004 income statement.

Earn-out obligations (Note 7):

— According to the French GAAP, when earn-out obligations can be estimated on a reliable basis, they are accounted for in "Goodwill" in the balance sheet with "Other liabilities" as counterpart;

— According to IFRS, the treatment is similar except the liability is considered a "Financial liability". In addition, due to the absence of precise information for the accounting of earn-out payments which are conditioned by the presence of vendor managers within acquired companies, the Havas Group has elected to record these payments as compensation in compliance with US GAAP.

The change of method has a non material impact on equity as at January 1, 2004 and 2004 income statement.

— Buy-out obligations (Note 7):

The Havas Group has entered into buy-out agreements to acquire minority interests of consolidated subsidiaries. The Group grants to most minority shareholders of companies not yet fully owned, put options which may be exercised at certain dates in the future and at a price determined by formula corresponding to market practices. These commitments are shown in the note relating to "off balance sheet commitments" in French GAAP financial statements.

— According to IAS 32, such obligations should be recorded as financial liabilities for their exercise value. Therefore, minority interests that were shown previously in the balance sheet have been eliminated. Any difference arising from the elimination of minority interests against financial liabilities is posted to goodwill. This treatment is retained by the Havas Group taking into account that this issue is still under discussion within IFRIC that may be interpreted differently in 2005. The Havas Group continues to recognize minority shareholders' share in the income statement.

In addition, due to the absence of precise guidance under IFRS for the accounting of buy-out payments which are conditioned by the continued employment of the beneficiaries within acquired companies, Havas has elected to recognize them as compensation in compliance with US GAAP.

The change of method has reduced equity as at January 1, 2004 by €5 million and generated a charge of €3 million in the 2004 income statement.

The Group has also assessed put options included in buy-out agreements according to IAS 39 and has credited the goodwill line, if there is any value to them. These options could only have a value if minority shareholders were able to sell their shares above market value. The determined value should then be deducted from goodwill. Our accounting treatment, consistent with the treatment described above for buy-out obligations, must also be confirmed by IFRIC.

The change of method has reduced equity as at January 1, 2004 by €1 million, without any effect on the income statement.

Other adjustments (Note 8):

— Other adjustments mainly concern the recognition of deferred tax assets resulting from adjustments mentioned above and in particular arising from convertible bonds, other timing adjustments and certain financial liabilities that were posted to the income statement, which have also generated deferred tax liabilities.

III. Reconciliation of shareholders' equity and consolidated net income under French GAAP and IFRS

(in € million)	Note	Group share					Minority interests	Total
		January 1, 2004	Consolidated net income	Others	Currency adjust-ments	December 31, 2004		
Shareholders' equity and net income under French GAAP		**641**	**34**	**396**	**(42)**	**1,029**	**20**	**1,049**
IFRS / IAS adjustments before tax		**(230)**	**19**	**5**	**6**	**(200)**	**(18)**	**(218)**
Retirement obligations and post-employment benefits	2	(22)	5			(17)		(17)
Stock option plans	3	(1)	(7)	2		(6)		(6)
Goodwill amortization	4		58		(2)	56		56
Goodwill impairment	4	(231)	(7)		8	(230)		(230)
Convertible bonds OCEANE	5	76	(26)			50		50
Treasury stock	6	(27)		2		(25)		(25)
Compensatory earn-outs and buy-outs	7	(5)	(3)			(8)		(8)
Buy-out obligations	7	(1)				(1)	(18)	(19)
Other	8	(19)	(1)	1		(19)		(19)
Deferred taxes on IFRS / IAS adjustments		**10**	**(1)**	**(1)**		**8**		**8**
Retirement obligations and post-employment benefits	2	7	(2)			5		5
Convertible bonds OCEANE	5	(27)	9	(1)		(19)		(19)
Treasury stock	6	(1)				(1)		(1)
Recognized deferred tax assets	8	31	(8)			23		23
Total IAS/IFRS adjustments, net of deferred taxes		**(220)**	**18**	**4**	**6**	**(192)**	**(18)**	**(210)**
Shareholders' equity and net income under IFRS		**421**	**52**	**400**	**(36)**	**837**	**2**	**839**

IV. 2004 consolidated income statement under IFRS

The main difference in the income statement between French GAAP and IFRS relates to "Exceptional items" which do not exist under IFRS. Therefore, all components of "Exceptional items" have been allocated to other lines of the income statement under IFRS. As a result, the loss on repurchased convertible bonds for cancellation has been reclassified as financial.

The line "Other operating items" shown in the income statement under IFRS includes capital gains and losses on disposal of companies, and goodwill impairment.

Reported 2004 consolidated net income under French GAAP

(in € million)	French format	Reclassifications	IFRS format
Revenue	**1,494**		**1,494**
Compensation	(838)	(7)	(845)
Share-based payments			0
Other expenses and income from operations	(459)	(6)	(465)
Income from operations	**197**	**(13)**	**184**
Other operating items		6	6
Operating income	**197**	**(7)**	**190**
Financial net income (loss)	1	(60)	(59)
Profit before tax and exceptional items	**198**	**(67)**	**131**
Exceptional items	(62)	62	
Income tax expense	(36)	5	(31)
Net income of fully consolidated companies	**100**		**100**
Share of profit of associates	1		1
Net income	**101**	**0**	**101**
Group share	**92**		**92**
Goodwill amortization	(58)		(58)
Consolidated net income	**43**	**0**	**43**
Group share	***34***	***0***	***34***

Reconciliation of 2004 consolidated net income under French GAAP and IFRS

(in € million)	Under French GAAP	Goodwill amortiz-ation	Goodwill impairment	Convertible bonds OCEANE	Retirement obligations and post-employment benefits	Stock option plans	Earn-outs and buy-outs	Other	Under IFRS
NOTE		4	4	5	2	3	7	8	
Revenue	**1,494**							**(3)**	**1,491**
Compensation	(845)				5		(3)		(843)
Share-based payments						(7)			(7)
Other expenses and income from operations	(465)							(3)	(468)
Income from operations	**184**				**5**	**(7)**	**(3)**	**(6)**	**173**
Other operating items	6		(7)					1	0
Operating income	**190**		**(7)**		**5**	**(7)**	**(3)**	**(5)**	**173**
Interest income	23								23
Cost of debt	(109)			17				(2)	(94)
Other financial expenses and income	27			(43)				4	(12)
Financial net income (loss)	**(59)**			**(26)**				**2**	**(83)**
Profit before tax of fully consolidated companies	**131**		**(7)**	**(26)**	**5**	**(7)**	**(3)**	**(3)**	**90**
Income tax expense	(31)			9	(2)			(7)	(31)
Net profit (loss) of fully consolidated companies	**100**		**(7)**	**(17)**	**3**	**(7)**	**(3)**	**(10)**	**59**
Share of profit of associates	1								1
Net income	**101**		**(7)**	**(17)**	**3**	**(7)**	**(3)**	**(10)**	**60**
Group share	**92**		**(7)**	**(17)**	**3**	**(7)**	**(3)**	**(9)**	**52**
Goodwill amortization	(58)	58							0
Consolidated net income	**43**	**58**	**(7)**	**(17)**	**3**	**(7)**	**(3)**	**(10)**	**60**
Group share	**34**	**58**	**(7)**	**(17)**	**3**	**(7)**	**(3)**	**(9)**	**52**
Earnings per share (in €)									
Basic	0.10								0.15
Diluted	0.10								0.15

V. 2004 consolidated balance sheet under IFRS

Reconciliation of consolidated balance sheeet as at December 31, 2004 under French GAAP and IFRS (in € million)

Items	Under French GAAP	Retirement obligations and post-employment benefits	Goodwill amortiz-ation	Goodwill impairment	Stock option plans	Buy-outs	Treasury stock	Convertible bonds OCEANE	Others	Under IFRS
NOTE		2	4	4	3	7	6	5	8	
Current assets										
Cash and cash equivalents	573						(25)		(10)	538
Accounts receivable	1,010								1	1,011
Other current assets	378							(6)	7	379
Total current assets	**1,961**						**(25)**	**(6)**	**(2)**	**1,928**
Non-current assets										
Goodwill	1,523		55	(229)		35			(1)	1,383
Tangible and intangible assets	132								5	137
Deferred taxes	165	5							6	176
Other non-current assets	29								(1)	28
Total non-current assets	**1,849**	**5**	**55**	**(229)**		**35**			**9**	**1,724**
Total assets	**3,810**	**5**	**55**	**(229)**		**35**	**(25)**	**(6)**	**7**	**3,652**
Current liabilities										
Short-term borrowings	144								(4)	140
Short-term buy-outs	31					25				56
Accounts payable	1,016								19	1,035
Provisions (portion maturing in less than one year)	47				(4)			(26)		17
Other current liabilities	734				4	4			12	754
Total current liabilities	**1,972**					**29**		**(26)**	**27**	**2,002**
Non-current liabilities										
Long-term borrowings	655							(28)	(9)	618
Long-term buy-outs						32				32
Deferred taxes	10						1	17	(17)	11
Long-term provisions	124	17								141
Other long-term liabilities					6	1			2	9
Total non-current liabilities	**789**	**17**			**6**	**33**	**1**	**(11)**	**(24)**	**811**
Minority interests	**20**					**(18)**				**2**
Share capital	172									172
Share premium account	1,527									1,527
Retained earnings	(704)	(15)	(2)	(222)	1	(6)	(26)	48	12	(914)
Consolidated net income	34	3	57	(7)	(7)	(3)		(17)	(8)	52
Total Shareholders' equity	**1,029**	**(12)**	**55**	**(229)**	**(6)**	**(27)**	**(26)**	**31**	**4**	**839**
Liabilities and equities	**3,810**	**5**	**55**	**(229)**		**35**	**(25)**	**(6)**	**7**	**3,652**

According to IAS 1 "Presentation of financial statements", the balance sheet under IFRS should present current items separately from non-current items. This presentation differs from the balance sheet under French GAAP in which items are classified by nature and/or by liquidity of assets and liabilities.
Therefore, the Havas Group's balance sheet has been adapted. Operating assets and liabilities and other items maturing in less than 12 months are classified as current items, the other assets and liabilities being classified as non-current.
The changes from the switch to new standards as described in this document are reflected in the new presentation.

VI. IFRS effects on the consolidated statement of cash flows

IFRS adjustments do not have a significant effect on the statement of cash flows. Nevertheless, the definition of cash under IFRS differs from the one under French GAAP as used by the Group. The difference is as follows:

— *under French GAAP, the cash position shown in the statement of cash flows is net of overdraft;*

under IFRS, the cash position will not include any overdrafts. Variance in overdrafts will be included in net cash provided by financing activities. Overdraft amounted to €55 million as at December 31, 2004 against €48 million as at December 31, 2003.

VII. Reconciliation of cash and financial liabilities

Reconciliation of 2004 net debt under French GAAP and IFRS (in € million)

	Under French GAAP	Convertible bonds OCEANE	Treasury stock	Earn-out and buy-out obligations	Others	Under IFRS
NOTE		**5**	**6**	**7**		
Short-term borrowings and financial liabibilities	(144)				4	(140)
Short-term buy-out obligations				(56)		(56)
Long-term borrowings and financial liabilities	(655)	28			9	(618)
Long-term buy-out obligations				(32)		(32)
Total financial liabilities	**(799)**	**28**	**0**	**(88)**	**13**	**(846)**
Cash and cash equivalents	573		(25)		(10)	538
Net debt	**(226)**	**28**	**(25)**	**(88)**	**3**	**(308)**

Special purpose audit report on the IFRS restated consolidated accounts
for the accounting period 2004

This is a free translation into English of the original statutory auditors' report on the restated consolidated accounts signed and issued in the French language and is provided solely for the convenience of English speaking readers.

Ladies and Gentlemen,

At your request and in our capacity as statutory auditors and contractual auditors of Havas, we have audited the accompanying consolidated accounts including the shareholder's equity reconciliation as of January 1st, 2004 for the year ended December 31, 2004, which were restated ("restated consolidated accounts") in accordance with International Financial Reporting Standards ("IFRS"), as adopted in the European Union.

These restated consolidated accounts are the responsibility of the Board. They have been prepared as part of the company's conversion to IFRS as adopted by the European Union in respect of the preparation of the 2005 consolidated financial statements. These restated consolidated accounts are based on the consolidated accounts ("the consolidated accounts") for the year ended December 31, 2004 prepared in accordance with the accounting rules and principles applicable in France which we have audited in accordance with French professional standards. Based on our audit, we issued an unqualified opinion on such consolidated accounts. Our responsibility is, to express an opinion on these restated consolidated accounts based on our audit.

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the restated consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the restated consolidated accounts. An audit also includes assessing the accounting principles used and significant estimates made by management for the preparation of the restated consolidated accounts, as well as evaluating the overall presentation of the restated consolidated accounts. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the restated consolidated accounts have been prepared, in all material respects, in accordance with the basis set out in the notes, which describe how IFRS 1 and the other International Financial and Reporting Standards as adopted in the European Union, have been applied, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted for the preparation of the first complete set of consolidated financial statements in accordance with IFRS as adopted in the European Union.

Without qualifying our opinion, we draw attention to the fact that Note 1 explains why there is a possibility that the accompanying restated consolidated accounts may require adjustment before their inclusion as comparative information in the consolidated financial statements for the year to 31 December 2005 consolidated financial statements, when the Company prepares its first set of consolidated financial statements in accordance with IFRS as adopted in the European Union.

Moreover, because the restated consolidated accounts have been prepared as part of the company's conversion to IFRS as adopted by the European Union in respect of the preparation of the 2005 consolidated financial statements, they do not include comparative information relating to 2003, nor all the explanatory notes required by IFRS as adopted in the European Union, which would be necessary to provide, in accordance with these standards, a fair view of the assets, liabilities, financial position and results of the consolidated group of companies.

Paris and Paris-La Défense, April 8, 2005

Yves Lépinay et Associés "FIDINTER"	François Bouchon	ERNST & YOUNG Audit
Jean-Yves Lépinay		Christian Chiarasini
Commissaire aux Comptes Membre de la compagnie régionale de Paris	Commissaire aux Comptes Membre de la compagnie régionale de Paris	Auditeur contractuel

Additional information

Information about the Company

Company name
Havas

Registered office
2, allée de Longchamp – 92150 Suresnes

Legal form
A French Société anonyme governed by Articles L. 210-1 et seq. of the French Commercial Code

Governing law
French law

Registration
Nanterre Trade Register No. 335 480 265 - France

Date of incorporation and duration
The company was incorporated on July 12, 1900. This is the date of incorporation of the company with which Havas merged in 1982. The current activities of Havas began in 1968, as detailed in the description of the Group contained in this annual report.
The expiration date of the Company is July 12, 2050, unless it is extended or the company is dissolved prior to this date.

Corporate purpose (Article 2 of the bylaws)
The Company's purpose, in France and abroad, is to conduct the following activities:

any and all forms of advertising and communications activities;
any and all service activities;
any and all production, sales and distribution activities;
the purchase, construction, furnishing and sale of any and all real estate;
the acquisition of interests in any and all companies and business ventures.

Consultation of corporate legal documents
The bylaws, financial statements, reports and information available to shareholders may be consulted at the company's registered office.

Fiscal year
The fiscal year begins on January 1 and ends on December 31 of each year.

Income allocation and dividends
After approving the financial statements and determining that distribuable amounds exists, the shareholders' meeting may allocate such amounts as follows:

1 – Shareholders are paid a non-cumulative first dividend equal to 5% of the paid-up amount on their shares; however, if the earnings of a fiscal year do not permit such a payment, shareholders may claim it from the earnings for subsequent years.
2 – Any amount the shareholders' meeting may chose to appropriate as reserves, general or specific, or to be carried forward again.
3 – Any remaining balance is paid out equally between shareholders .

General Shareholders' Meetings
Shareholders' Meetings are called and deliberate under the conditions stipulated by law.
Meetings may be attended by all shareholders, regardless of the number of shares held.
The bylaws do not provide for the granting of double voting rights.
The provisions of the bylaws (Article 25) governing voting rights are as follows:
"At all shareholders' meetings, both annual and special, the quorum is calculated based on all shares representing the capital stock, minus shares subscribed, purchased or accepted as pledges by the company.
The right to vote is, without limitation other than that stipulated by law, proportional to the portion of capital represented by each share, and each share gives the right to one vote.
The voting right attached to the share belongs to the beneficial owner in ordinary shareholders' meetings and to the titular owner in special meetings.
Co-owners of joints shares are represented at shareholders' meetings as stipulated in Article 12.
The voting right is exercised by the owner of the pledged shares".

Disclosure thresholds (Article 11 of the bylaws)
Any person who holds or comes to own, directly or indirectly through companies that it controls, as defined by Article L 233-3 of the French Commercial Code, at least 2% of the capital or voting rights, is required, within fifteen days of crossing this threshold, to declare the total number of shares he owns to the company by registered mail with return receipt sent to the Company's headquarter offices.
This declaration must also be made if ownership drops below this level, and must be repeated, under the conditions set forth above, each time a shareholder's ownership percentage exceeds or falls below a new threshold of 2%.
If the declaration obligation stipulated in the preceding paragraphs is not met, the shareholder shall, subject to the conditions and limits defined by the Commercial Code, be deprived of the voting right attached to the shares exceeding the threshold in question, at the request of one or more shareholders holding at least 5% of the share capital.

Identification of shareholders

The company has the right, at any time, to ask the organization responsible for clearing securities, under the conditions defined by Article L 228-2 of the Commercial Code, for the identity of holders of shares granting the right to vote in its own meetings, the number of shares held by each and, if applicable, any restrictions on these securities.

Registrar

Services for registered shares are provided by the company at its Headquarters.

Department manager: Jean-François Fondeur.

Service for registered bonds is provided by Société Générale, BP 81236, 44312 Nantes Cedex 3 - France.

Information about share capital

Share capital at December 31, 2004

The share capital at December 31, 2004 totaled €171,532,976, divided into 428,832,440 shares with a par value of €0.40 each, fully paid up. At February 28, 2005, the share capital was €171,543,406, divided into 428,858,515 shares with a par value of €0.40 euro each.

Authorized, unissued capital

1) AUTHORIZATIONS OTHER THAN AUTHORIZATIONS CONCERNING STOCK OPTIONS

The authorizations relating to securities issuances are detailed in the table on pages 62-63.

2) AUTHORIZATION CONCERNING STOCK OPTIONS

The General Shareholders' Meeting of May 21, 2003 authorized the Board of Directors to grant to employees or Board members of the company and its subsidiaries, as chosen by it, options to subscribe to shares of the company, up to maximum of 2.5% of the capital on an annual average valued over a period of three years. Term of the authorization: 38 months.

The meeting of May 26, 2004 granted no new authorization.

At December 31, 2004, the number of options authorized and not yet granted was 5,712,265, as detailed in the table below.

Number of options authorized and not granted

	number of options authorized by shareholders' meetings	number of options granted in 2004	balance of options authorized and not granted
Position at 12/31/2003			
Balance of the authorizations by the General Shareholders' Meeting of 5/23/2002 and 5/21/2003			**12,092,658**
Allotment at 5/26/2004		375,000	
Adjustment in the number of options resulting from the authorization by the General Shareholders' Meeting of 5/23/2002 based on the change in capital in 2004	3,065,006		
Adjustment in the number of options resulting from the authorization by the General Shareholders' Meeting of 5/21/2003 based on the change of capital in 2004	1,037,601		
Adjustment in the number of options resulting from the distribution of reserves at the time of payment of the dividend for fiscal year 2003 on 6/17/2004	250,141	250,141	
Adjustment in the number of options resulting from the capital increase with preemptive subscription rights of October 19, 2004	1,922,466	1,922,466	
Allotment of 1/12/2004		10,108,000	
Position at 12/31/2004	**6,275,214**	**12,655,607**	**5,712,265**

Non-equity securities
None.

Authorization to issue non-equity securities
The shareholders' meeting of May 23, 2002 authorized the Board of Directors to issue bonds or similar securities up to a maximum nominal amount of one billion euros. This authority is valid for a period of five years from the date of this meeting. Use of this authorization is reflected in the table of authorizations to issue securities on pages 62-63.

Other capital securities
As a result of the distribution of reserves at the time of the dividend payment on June 17, 2004, the conversion parity for the bonds convertible and/or exchangeable into new or existing shares was adjusted, as was the number and exercise price of the stock options for new and existing shares of Havas shares. This conversion parity and the number and exercise price of stock options were again adjusted on October 19, 2004, following the capital increase with preemptive subscription rights. An additional adjustment will be made after the Shareholders' Meeting based on the vote relating to a dividend payment.

BONDS
The securities providing an interest in share capital other than shares are the bonds and/or exchangeable into new or existing shares, which were issued in December 2000 and in May 2002, the features, prices and trading volumes of which are described below in the section "Market for the securities".
Based on the position at December 31, 2003 and after the company's redemption in 2004 of 17,570,404 bonds and the conversion of 10 bonds, at December 31, 2004, there remained 8,613,863 OCEANE issued in December 2000 giving rights to the issuance of and/or exchange for 9,733,665 new or existing shares of the company.
Likewise, after the 2004 conversion of 930 bonds, at December 31, 2004, there were 41,859,535 OCEANEs issued in May 2002 remaining, giving the right to the issuance of and/or exchange for 47,301,275 new or existing shares of the company.

HAVAS STOCK OPTIONS
As of December 31, 2004, the stock options granted to employees and officers of the company and its subsidiaries would result in the creation of 32,651,060 shares if all these options were exercised.

STOCK OPTIONS FOR SNC SHARES FROM SNYDER COMMUNICATIONS INC.
Prior to Havas' acquisition of Snyder Communications Inc., stock options for SNC shares were granted to employees and officers of that company and its subsidiaries. The SNC shares subscribed for through the exercise of these options are immediately exchanged for Havas shares, with the exchange ratio having been set by the Board of Directors at its meeting of September 25, 2000. This ratio is 1.3710 shares of Havas stock for one SNC share. If all of the options outstanding at December 31, 2004 are exercised, 2,412,997 shares of Havas stock would be issued in exchange for the SNC shares.

STOCK OPTIONS FOR CIRCLE.COM SHARES FROM SNYDER COMMUNICATIONS INC.
Prior to its acquisition by Havas, stock options for Circle.com shares were granted by Snyder Communications Inc. to its employees and officers. and those of its subsidiaries. The Circle.com shares subscribed for through the exercise of these options are immediately exchanged for Havas shares, with the exchange ratio having been set by the Board of Directors on May 22, 2001. This ratio is 0.0937 share of Havas for one Circle.com share. If all options outstanding at December 31, 2004 were to be exercised, 78,762 shares of Havas stock would be issued in exchange for the Circle.com shares.

HAVAS STOCK OPTIONS
On June 19, 1997, the employees and officers of the company and its subsidiaries were granted 6,000,000 options for existing shares. After adjustments and taking into account the options that became null and void on June 19, 2004, there were 4,406,598 options for Havas shares outstanding on December 31, 2005.
At December 31, 2004, Havas held the 4,406,598 shares corresponding to the options not exercised and still valid.

The exercise of all options and the conversion of all convertible bonds would lead to the creation of 92,177,759 new shares, which would increase share capital from 428,832,440 shares at December 31, 2004 to 521,010,199 shares, which is a maximum potential dilution of 21%.

However, if the market price of Havas does not exceed ?8.40 (which represents a doubling of the price of 4.20 euros at December 31, 2004 euros), certain options would not be exercised and certain bonds would not be converted, and only 21,631,887 new shares would be created; the maximum potential dilution in this case would be 5%.

Change in share capital

		Operations			New Capital		
Date	**Description**	**Number of shares issued**	**Capital in euros**	**Additional paid-in in capital in euros**	**Number of shares issued**	**Capital in euros**	**Additional paid-in in capital in euros**
12.31.1999					7,594,478	60,755,824	439,994,839
2000	20 to 1 reverse split				151,889,560	60,755,824	439,994,839
	Snyder SNC contribution	100,751,047	40,300,419	1,996,025,095			
	Exercise of stock options	10,328,720	4,131,488	91,346,244			
	Exercise of stock options	2,350,920	940,368	8,452,751			
	Exchange following exercise of Snyder SNC options	514,100	205,640	10,297,423			
	Exercise of warrants	662,220	264,888	5,792,399			
12.31.2000				266,496,567	106,598,627	2,551,908,751	
2001	MPG contribution	28,800,000	11,520,000	430,480,000			
	SNYDER CIRCLE.COM exchange	2,130,673	852,269	25,906,787			
	Bond conversions	199,800	79,920	1,750,371			
	Exercise of stock options	480,805	192,322	1,804,249			
	Exchange following exercise of Snyder SNC options	1,224,507	489,803	24,526,875			
	Exercise of warrants	4,987,960	1,995,184	43,453,576			
12.31.2001					304,320,312	121,728,125	3,079,830,609
2002	Dividend for fiscal 2001			(1,296,731,856)			
	Bond conversions	163	65	1,425			
	Exercise of stock options	880,949	352,379	2,794,123			
	Exchange following exercise of Snyder SNC options	17,604	7,042	352,608			
12.31.2002					305,219,028	122,087,611	1,786,246,909
2003	Bond conversions	1,953	781	25,112			
	Exercise of stock options	970,940	388,376	3,582,768			
	Exchange following exercise of Snyder SNC options	4,738	1,896	94,902			
12.31.2003					306,196,659	122,478,664	1,789,949,691
2004	Dividend for fiscal 2003			(602,205,735)			
	Bond conversions	1,061	424	9,676			
	Exercise of stock options	105,228	42,091	230,157			
	Exchange following exercise of Snyder SNC options	16,088	6,435	322,243			
	Capital increase (subscription)	122,513,404	49,005,362	339,278,794			
12.31.2004					428,832,440	171,532,976	1,527,584,826

Use of the stock buyback program

In 2004:

27,600 shares of the company were purchased and 208,146 were sold under the stock buyback program authorized by the Shareholders' Meeting of May 21, 2003 (COB approval No. 03-304 of April 23, 2003).

No shares were purchased or sold under the stock buyback program authorized by the Shareholders' Meeting of May 26, 2004 (COB approval No. 04-344 of April 30, 2004).

The 27,600 shares purchased, representing 0.01% of share capital, were purchased at an average price of €5.01.

The 208,146 shares sold, representing 0.05% of share capital, were sold at an average price of €4.60.

Out of the 208,146 shares sold, 19,878 were granted to Board members in partial payment of their directors' fees for 2003 pursuant to the resolution of the Shareholders' Meeting of May 21, 2003, and 188,268 shares were granted as payment for the price of acquisition of share interests.

At December 31, 2004, the company held 7,434,117 shares, including 1,434,117 shares from stock buyback programs

Ownership structure

Company Shareholders

- Total number of shares at December 31, 2004: 428,832,440
- Total number of voting rights:
  - published in the BALO of June 11, 2004: 298,824,674
  - published in the BALO of October 29, 2004: 421,362,797
  - at December 31, 2004: 421,398,323

There are no double voting right.

The difference between the capital and the voting rights is due to the exclusion of the treasury shares in calculating voting rights.

There are no treasury shares other than directly held shares

Shareholders	Position at 12/31/2004			Position at 12/31/2003			Position at 12/31/2002		
	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights
Board of Directors and executives [1]	1,271,542	0.3	0.3	1,040,922	0.3	0.3	1,052,453	0.3	0.4
Employees [2]	269,896	0.1	0.1	276,250	0.1	0.1	268,020	0.1	0.1
Treasury shares	7,434,117	1.7	–	7,614,663	2.5	–	9,629,547	3.2	–
Shareholders hold + 5% of the capital:									
– Bolloré Médias Investissements	86,464,700	20.2	20.5	–	–	–	–	–	–
– FMR Corp et Fidelity International Ltd	–	–	–	39,148,962	12.8	13.1	–	–	–
– Putnam [3]	–	–	–	–	–	–	36,414,301	11.9	12.3
Public	333,392,185	77.7	79.1	258,115,592	84.3	86.5	257,854,707	84.5	87.2
Total	**428,832,440**	**100.0**	**100.0**	**306,196,659**	**100.0**	**100.0**	**305,219,028**	**100.0**	**100.0**
inc.:									
– residents [4]	310,142,351	72.3	71.8	156,099,490	51.0	49.7	143,452,944	47.0	45.3
– non-residents [4]	118,690,089	27.7	28.2	150,097,169	49.0	50.3	161,766,084	53.0	54.7

(1) 14 people.
It is specified that companies controlled by the family of Leopoldo Rodés Castañe and Fernando Rodés Vilà also held, on the same date, 2.6% of the capital and 2.6% of the voting rights.
(2) Capital and voting rights held by the personnel directly or through collective investment undertakings.
(3) Including two American funds, "Putnam Investment Management, LLC" and "Putnam Advisory Company LLC".
The breakdown of the holdings between the two funds was not provided.
(4) Valuation on the basis of TPI surveys and Thomson Financial surveys.

The float consists of all securities, excluding treasury shares.
To the best of the company's knowledge, no other shareholder held, directly or indirectly, over 5% or more of the company's issued capital and voting rights at December 31, 2004.
Sebastien Holdings Inc. has declared that it exceeded the threshold of 5% of voting rights in Havas on March 17, 2005, holding 4.91% of the capital and 5% of the voting rights.

Declaration of Intent (Article L. 233-7 of the Commercial Code)

Vincent Bolloré completed his declaration disclosing that he had exceeded the thresholds of 10 % and 20 % of the capital and voting rights of the HAVAS company (cf. 204C1613 of December 27, 2004) with a declaration of intent, received on January 4, 2005, which reads as follows:

As a result of the combination of the HAVAS securities held by the Bolloré Group within Bolloré Médias Investissements, this company exceeded, on December 22, 2004, the thresholds of 5%, 10% and 20% of the capital and voting rights of HAVAS. In accordance with the provisions of paragraph 7 of Article 233-7 of the Commercial Code, Bolloré Médias Investissements declares the objectives it plans to pursue with respect to this company over the next twelve months.
It is further specified:
—— that the declarer is legally assumed to act in concert with Vincent Bolloré;
—— that the declarer reserves the right to conduct buy or sell transactions based on market opportunities and the course of relations with the Management of the company;
—— the declarer does not plan in the immediate future to take control of HAVAS;

he does plan to request representation of the Bolloré Group, through several Board Directors, on the Board of Directors of HAVAS.
It should be noted that this declaration may be amended under the conditions stipulated by law."

Liens on shares

There are no liens on registered (Nominatif pur) shares.

Shareholder agreements

To the best of the company's knowledge, there are no shareholders' agreements in force.

Stock market information

General information / Listing

Havas shares are listed for trading on the Premier marché of Euronext Paris and are eligible to the Deferred Settlement Service (SRD). Since February 21, 2005, following the establishment of a single regulated market, the shares have been listed for trading in compartment A of EUROLIST.
Havas shares are also traded in the form of ADS on the NASDAQ.
At December 31, 2004, the stocks and shares were included in the SBF 80, SBF 120, and SBF 250 STET, and in the Euronext 100 index.
The shares trade under the following codes: ISIN FR0000121881 - HADV. However, in 2005, the shares resulting from the conversion of the bonds have the ISIN code FR0010152504 in the year of conversion until the date of detachment of the dividend, and are listed on a second line if the conversion took place between January 1st, and that date. The same applies to the shares coming from options granted before October 23, 2000 and exercised in 2005 before the detachment of the dividend. These shares bear interest from January 1st of the year in which the option or conversion is exercised, and do not give a right to the dividend paid during said year for the previous year.
Shares resulting from options granted since October 23, 2000 bear current interest and are listed under ISIN code FR0000121881.
Shares created in exchange for SNC and Circle.com options from Snyder Communications Inc. from the exercise of stock options of this company bear current interest and have the ISIN code FR0000121881.

Convertible and/or exchangeable bonds (OCEANEs)

1% OCEANE December 2000/January 2006

In December 2000, 32,817,012 bonds for a total amount of €709 million were issued; at December 31, 2004, there were 8,613,863 unconverted bonds, due to mature on January 1, 2006.
Details of this OCEANE is provided in the notes to the consolidated financial statements: Note 10-2.

4% OCEANE May 2002 / January 2009

In May 2002, 41,860,465 bonds were issued for a total amount of €450 million.
It should be noted that following the General Meeting of holders of bonds convertible and/or exchangeable for Havas shares of December 1, 2003 approved the waiver of the option of early redemption that existed at January 1, 2006 put, thus definitively postponing maturity until January 1, 2009.
As of December 31, 2004, there were 41,859,535 bonds not converted.
The features of this OCEANE is provided in the notes to the consolidated financial statements: Note 10-2.

Market and return on stocks and shares: Market price and trading volumes

Havas shares (ISIN code: FR0000121881)
(source: Euronext Paris)

		Trading volume	Share capital (in € million)	Year end price* (in €)	High* in €	Low* in €
2003	January	47,923,536	189.29	3.46	4.08	3.29
	February	43,732,385	137.18	2.56	3.56	2.37
	March	73,627,032	190.52	2.26	2.91	1.93
	April	81,543,735	245.22	3.17	3.40	2.21
	May	89,729,165	326.46	3.74	3.90	2.91
	June	67,090,458	274.00	3.63	4.03	3.53
	July	63,979,230	259.71	3.66	4.08	3.41
	August	74,775,217	292.22	3.96	4.00	3.26
	September	125,391,755	548.97	3.71	4.64	3.48
	October	57,074,892	233.92	3.82	4.08	3.58
	November	51,047,880	215.03	4.12	4.14	3.66
	December	39,962,426	183.45	4.26	4.43	4.10
2004	January	79,233,496	399.11	4.71	5.03	4.26
	February	79,363,974	368.43	4.17	4.78	4.06
	March	100,049,865	454.89	4.06	4.63	3.82
	April	58,917,281	274.60	4.30	4.63	3.97
	May	47,851,311	210.00	4.02	4.42	3.79
	June	58,314,305	246.76	3.99	4.12	3.78
	July	64,942,454	256.99	3.83	4.08	3.39
	August	43,799,534	170.72	3.65	3.85	3.43
	September	188,090,253	770.39	4.23	4.51	3.34
	October	128,969,946	549.34	4.14	4.55	4.11
	November	47,862,486	199.63	4.16	4.27	4.05
	December	38,393,046	157.66	4.20	4.29	4.00
2005	January	36,133,520	148.56	4.25	4.27	4.02
	February	46,382,634	200.08	4.29	4.47	4.16

* Euronext has applied an adjustment coefficient of 0.93254 to the prices prior to September 27, 2004, in order to take into account the impact on the price of the capital increase with preemptive subscription right on October 19, 2004.

Havas ADS (HADV code) listed on the NASDAQ

(source: Datastream)

		Trading volume	Share capital (in thousand USD)	Year end price (in thousand USD)	High* (in thousand USD)	Low* (in thousand USD)
2003	January	866,500	3,571	3.95	4.60	3.75
	February	601,100	2,138	3.14	4.00	2.76
	March	324,800	916	2.58	3.36	2.26
	April	260,200	821	3.68	4.01	2.58
	May	200,800	817	4.75	4.94	3.43
	June	225,500	1,066	4.46	5.04	4.26
	July	349,900	1,639	4.34	5.00	4.12
	August	310,300	1,328	4.55	4.75	3.91
	September	1,063,500	5,437	4.45	5.69	4.18
	October	324,900	1,549	4.80	5.04	4.37
	November	544,100	2,591	5.27	5.27	4.34
	December	750,700	4,196	5.83	5.86	5.36
2004	January	1,117,900	6,931	6.24	6.62	5.76
	February	174,500	1,027	5.55	6.31	5.44
	March	175,900	957	5.29	6.00	5.02
	April	370,400	2,027	5.32	5.89	5.25
	May	91,400	474	5.25	5.76	4.75
	June	84,200	426	5.10	5.35	4.77
	July	144,000	694	4.93	5.08	4.30
	August	175,100	819	4.71	5.15	4.50
	September	311,900	1,606	5.59	5.66	4.46
	October	377,100	2,067	5.26	5.85	5.18
	November	78,000	420	5.51	5.58	5.22
	December	134,800	738	5.58	5.70	5.05
2005	January	68,000	363	5.47	5.70	5.12
	February	229,100	1,290	5.58	5.83	5.25

* Prices prior to September 27, 2004 published by Datastream have not been adjusted to take into account the impact of the capital increase with preemptive subscription right of October 19, 2004

1% OCEANE December 2000 / January 2006
(ISIN code FR0000180747)
(source: Euronext Paris)

		Trading volume	Share capital (in € million)	Year end price (in €)	High in €	Low in €
2003	January	438,716	9,173	20.91	21.75	20.33
	February	769,595	15,899	20.35	21.20	20.24
	March	3,326,881	68,095	21.00	21.00	19.60
	April	5,724,930	119,861	22.40	22.40	20.65
	May	197,589	4,439	22.78	22.80	21.66
	June	757,441	17,271	23.20	23.50	22.65
	July	155,975	3,621	23.25	23.34	22.95
	August	271,322	6,253	23.20	23.30	22.80
	September	152,129	3,523	23.10	23.45	22.90
	October	267,325	6,179	23.35	23.35	22.90
	November	655,138	15,508	23.85	23.90	23.10
	December	157,373	3,736	23.70	23.90	23.40
2004	January	835,942	19,737	23.50	23.90	22.05
	February	277,962	6,507	23.55	23.58	23.16
	March	187,428	4,449	23.94	23.94	23.50
	April	601,399	14,339	24.05	25.00	23.78
	May	535,088	12,873	24.06	26.55	23.80
	June	162,662	3,916	24.28	24.28	23.90
	July	222,460	5,425	24.50	24.70	24.20
	August	122,100	2,990	24.46	24.75	24.35
	September	433,113	10,722	24.85	24.98	24.10
	October	147,482	3,683	24.96	25.00	24.85
	November	142,186	3,556	25.00	25.10	24.85
	December	3,160,767	79,563	25.10	25.20	24.85
2005	January	105,467	2,628	24.96	25.08	24.05
	February	63,970	1,603	25.20	25.20	24.82

4% OCEANE May 2002 / January 2009
(ISIN code: FR0000188476)
(source: Euronext Paris)

		Trading volume	Share capital (in € million)	Year end price (in €)	High in €	Low in €
2003	January	825,408	8,064	9.60	10.40	9.50
	February	691,399	6,642	9.40	9.95	9.26
	March	2,369,497	22,166	9.35	9.60	9.10
	April	967,260	9,485	10.50	10.65	9.37
	May	1,107,376	11,642	10.60	10.60	10.35
	June	818,468	8,719	11.00	11.00	10.00
	July	1,052,114	11,299	10.70	11.00	10.20
	August	487,270	5,215	10.85	10.95	10.60
	September	848,927	9,231	10.75	11.05	10.71
	October	1,056,805	11,447	10.80	11.00	10.70
	November	848,055	9,537	11.25	11.35	10.72
	December	493,079	5,615	11.53	11.55	11.10
2004	January	918,968	9,171	9.86	10.75	9.80
	February	566,937	5,569	9.84	10.00	9.75
	March	1,034,072	10,340	10.00	10.45	9.84
	April	341,141	3,439	10.15	10.35	9.97
	May	383,163	3,834	9.97	10.20	9.80
	June	1,435,581	14,319	10.04	10.04	9.88
	July	722,032	7,237	10.00	10.30	9.92
	August	225,323	2,274	10.17	10.23	9.98
	September	1,783,499	19,028	10.90	10.95	10.03
	October	108,298	1,183	10.95	10.99	10.85
	November	719,407	7,930	11.02	11.15	10.95
	December	856,337	9,578	11.20	11.25	11.00
2005	January	730,971	7,849	10.76	11.10	10.66
	February	603,243	6,544	10.90	10.93	10.72

Dividends

Dividend policy

The Board of Directors, which met on March 2, 2005, decided to propose to the Annual Shareholders' Meeting that Havas increase the dividend per share by 40% by raising it from 5 cents to 7 cents on a number of shares 40% higher because of the capital increase of October 19, 2004, which maintains a payout rate greater than 30% of the net income before amortization of goodwill.
The total amount of the dividend distributed for fiscal 2004 would be €29.8 million, which is nearly double the amount of the previous year. Payment will be made on June 14, 2005.
The table showing net dividends and total revenue per share distributed over the last five years is provided in the notes to the corporate financial statements of Havas SA.

Statute of limitations for dividends and beneficiary

Dividends not claimed within five years are time-barred and will be distributed to the French treasury.

Information concerning the business

Role of the parent company

Havas provides technical assistance and other services, including the use of brands and logos, which are billed in conformity with market prices. When subsidiaries lease office space from Havas, the related rent is charged at market rate, and are calculated on the basis of prevailing real estate market prices. Finally, the guarantees and pledges granted by Havas are remunerated at rates comparable to those charged by banks for the same service. The nature of these services and their remuneration are not affected by the existence or non-existence of minority interests in the capital of the subsidiaries. Their annual total amount excluding tax for fiscal 2004 totaled €44 million.
In addition, the financing loans granted by Havas to certain subsidiaries result in the payment of interest, the rates of which are less than or equal to those obtained by Havas from banking institutions within the limits of the applicable tax provisions.

Organization of the Group

Havas, the Group holding company, controls nearly 350 companies worldwide, directly or indirectly.

Operational organization

Operating companies are organized in Divisions as shown in the Group organizational chart provided at the end of this report. The business of each Division is described in the Management Report of the Board of Directors.

Legal organization

The majority of subsidiaries are wholly-owned. In the main countries, national holding companies have been set up to hold interests in local subsidiaries, as shown in the following chart. As a majority of subsidiaries are 100% controlled, there are no significant minority interests that may represent a risk for the financial structure of the Group.


Havas
(France)
Havas International SA
(France)
France
MPG Agencies
Arnold Worldwide
Partners Agencies
Other operational
companies
United States
Havas NA Inc.
Euro RSCG
Worldwide Agencies
MPG Agencies
Arnold Worldwide
Partners Agencies
Other operational
companies
France and
other countries
Euro RSCG
Worldwide Agencies
Arnold Worldwide
Partners Agencies
Other operational
companies
Germany
Havas
Holding GMBH
Euro RSCG
Worldwide Agencies
MPG Agencies
United Kingdom
Havas UK
Euro RSCG
Worldwide Agencies
MPG Agencies
Arnold Worldwide
Partners Agencies
Spain
Havas
Mgt. Spain
Euro RSCG
Worldwide Agencies
MPG Agencies
Arnold Worldwide
Partners Agencies

At December 31, 2004

Management organization

At the head of each operational Division, there is a Chief Executive Officer (CEO) whose mission is to organize and lead the sales, creative, financial, legal and human resources departments required to manage the companies within his or her Division, in accordance with the delegation of powers determined by Havas.

The CEOs and CFOs (Chief Financial Officers) of each Division are members of Havas' Financial and Strategic Executive Board.

Company's dependence

The Company is not dependent on any material patent or license, or on any particular industrial, commercial or financing contract.

Investment policy

The policy to optimize its financial resources, initiated by the Group in 2002, resulted in the realization of certain objectives in 2004 related to:

— reduction in gross tangible and intangible capital expenditures to below 2.5% of gross margin;

limitation of external growth operations to targeted acquisitions of entities that complement, in certain countries, the range of services offered to the company's global clients.

The principal movements were as follows (in €thousands):

	2004	2003	2002
Investments			
• Property, plant and equipment and Intangible assets	36,949	55,031	71,070
• Long-term financial assets assets [1]	87,596	61,048	83,232
	124,545	**116,079**	**154,302**
Divestments			
• Property, plant and equipment and intangible assets	(6,189)	(23,124)	(29,345)
• Long-term financial assets	(60,845)	(11,756)	(14,558)
	(67,034)	**(34,880)**	**(43,903)**
Net investments	**57,511**	**81,119**	**110,399**

(1) Financial investments do not include the securities paid for by remittal of Havas shares.

To comply with the CRC Model No. 99-02, the line "Cash offset on investment operations" has been integrated in "Investments" and "Divestments".

Financial investments primarily include payments of price supplements to purchase minority interests in companies previously acquired.

Divestments of financial assets correspond to the execution of the program of company disposals initiated in 2003 and completed in 2004.

Markets and competition

The business of Havas is to provide communications consulting services, whether through traditional media advertising, through a multitude of different marketing services (detailed on page 3) or through the provision of services relating to media expertise. For more information on the Havas businesses, refer to page 182 of this annual report.

With revenues of €1,494 million, Havas ranks sixth worldwide[1] among major communications groups. Its principal competitors, ranked by revenues in millions of dollars in 2004, are:

1) Omnicom
2) WPP
3) Interpublic
4) Publicis
5) Dentsu

Its principal markets are North America, France, Great Britain and Spain.

Havas works for leading international clients, including Peugeot, Citroën, Danone, France Telecom, Volkswagen, Pfizer, Carrefour, Reckitt Benckiser, and a large number of local advertisers in the 77 countries in which it is present. The top 10 clients represent 21% of the Group's revenues.

The market for communications marketing saw the further consolidation in 2004, with WPP's acquisition of Grey Global Group in the U.S.. Marketing services remain far less concentrated, even though the major communications consulting groups have all expressed ambitions to expand into marketing services.

The market for global media advertising expenditures is estimated at USD 370 billion for 2004 (source: ZenithOptimedia press release of December 6, 2004). This market is divided among media (TV, radio, press, display, film, Internet, new medias), communications consulting agencies and all players that participate in promotional campaigns (actors / models, directors, producers, photographers).

(1) Source : Advertising Age, April 19, 2004.

ZenithOptimedia anticipates growth of 5.0% in this global market for advertising expenditures in 2005, after growth of 6.9% in 2004. Europe should catch up in 2005 to the level of growth in the United States (+ 4.5% and 4.2% respectively), after a slower recovery at the end of the advertising recession. In the United States, on the other hand, the strong growth in 2004 should slow slightly (+ 6.0% in 2004). Asia-Pacific continued to offer an extremely favorable environment (+ 6.0% expected for 2005), but Latin American should slow somewhat with projected growth of +4.9% in 2005, down from 11.7% in 2004.

Communications agencies' revenue is increasingly less correlated with the advertising market expenditure. Firstly, agency revenues depend more on fees than in commissions (percentage) media investment, with the exception of media buying, which is still primarily commission-based. Fees are, by nature, more stable (both upward and downward) than commissions directly based on media investment. Secondly, a growing proportion of communications groups' revenue of now comes from marketing services, which are not included in ZenithOptimedia's data. It is estimated that the marketing services market is as important in terms of size as the traditional advertising market, but no reliable statistics on a global level are available. As an example, in France, non-media advertising expenditures represented 65% of the total 2003 advertisers' expenditure (source: France Pub-Irep, 2003 net investments 2003).

Risks

Market risks

Exchange risks on foreign currencies

The Group's consolidated companies operate in over 65 countries, mostly in local markets, and their revenues and expenses are, therefore, denominated in local currencies. A significant portion of Havas' revenues and costs is booked in a currency other than the euro, and converted into euros for the consolidated accounts.

Most of the acquisitions made in the United States and the United Kingdom are financed by local currency bank loans and the interest and repayments for this financing partially cover the operating results of the U.S. and British entities.

Consequently, the Group's exposure to currency risks is largely confined to the translation of the financial statements of subsidiaries operating outside the euro zone into euros.

A total of 35% of the Group's revenues are earned in the euros, 38% in USD, and 15% in the GBP and earned operating income is, respectively, 38%, 35% and 17% in these currencies.

Currency and interest rate hedging

From time to time, market instruments are used to manage and reduce exposure to currency and interest rate risks.

Risks related to possible market sales of Havas shares by Bolloré Médias Investissements

Bolloré Médias Investissements held approximately 20.5% of our capital on December 27, 2004.

In its declaration of intent filed with the AMF on January 4, 2005, Bolloré Médias Investissements indicated that in the future it might raise or reduce its shareholdings based on market opportunities and the course of its relations with our management team.

Sales of a significant number of shares or ADSs on the market, or the impression that such sales may occur, cause drive a decrease in the price of our shares or ADSs.

Risks related to the business

Commercial risk

Like all actors in the advertising industry, Havas faces the risk of losing clients or losing business because of:

- clients' right to terminate, at any time, the contracts they have with the Group's various entities, so long as notice is provided, generally averaging between 3 and 6 months.
- periodic rebidding on advertising budgets, as required by clients, and the resulting competition among agencies;
- the possibility that clients may cut their advertising budgets;
- increased competition among various actors in advertising markets and the emergence of new competitors, such as certain consulting companies.

For example, in February 2005, Havas lost Intel Corporation one of its top clients, following its budget review.

This commercial risk, which could affect the growth of Havas and damage its business, must be assessed in terms of the relative weight of its leading clients. At December 31, 2004, Havas' leading client represented less than 5% of its total revenue, and the top 10 clients represented 21% of total revenue.

The uncertainties relative to the intentions of our principal shareholder: Bolloré Médias Investissements

In 2004, Bolloré Médias Investissements and its predecessors acquired 20.5% of our share capital. In its declaration of intent sent to the AMF on January 4, 2005, Bolloré Médias Investissements indicated that it was acting in concert with Vincent Bolloré, that it intends to seek several seats on our Board of Directors, that it does not at present intend to take control of our Company, and that it may increase or decrease its share ownership in the future, based on market opportunities and changes in its relations with the management team of our Company.
Various press articles have reported that Mr. Bolloré has held discussions with certain of our competitors concerning the possible acquisition of our Company, and alternatively that Bolloré Médias Investissements intends to remain a long-term investor in our Company.
In December 2004, our Board of Directors wrote to Mr. Bolloré asking him to clarify his intentions with regards to our Company, its strategy and management. To date, we have received no answers to these questions.
In our industry, the uncertainty surrounding the intentions of Mr. Bolloré may place us at a disadvantage compared to the competition.

Sensitivity of Havas revenues to general and regional economic conditions or the political instability of certain markets.

Client advertising and communications expenditures are very sensitive to fluctuations in general economic conditions in the regions where Havas operates. A general economic slowdown could have a significant impact on our business. Likewise, geopolitical events, such as terrorist attacks, political or economic instability in certain regions, may affect our business.
In 2004, Havas generated approximately 8% of its revenue in the Latin American and Asia Pacific markets. This revenue percentage could increase in the coming years. These regions have faced, both recently and in the past, periods of political and economic stability.
Generally, the international activities of Havas are subject to risks, including in problems in assigning personnel and managing foreign activities, other management problems, cultural and linguistic differences, regulatory uncertainties inherent in transnational operations, or even uncertainties about intellectual property laws and their application.

Seasonal variations in its business.

Havas' operations are generally seasonal, with higher gross revenue in the second and fourth quarters, particularly in the fourth quarter. As a result, the items for cash and cash equivalents, receivables, liabilities and expenses are generally higher on the end of year balance sheets then on the balance sheets for the prior three quarters.

Client Insolvency, receiverships or bankruptcies and liability for commitments contracted in the name of such clients.

Havas generally provides advertising and communications services to its clients before receiving payment for its services. The invoices for these services are normally payable at 30 to 60 days. In addition, Havas commits itself to purchasing to media and production on behalf of certain clients. If one or more of Havas' clients entered receivership or court-order liquidation, became insolvent, or was unable to pay for the services provided by Havas, Havas might not be able to collect all or part of the amounts owed.
Moreover, in such cases and depending on local regulations, media and production companies could require that Havas pay for the media buying and production work for which it had commitments on behalf of such clients.
To illustrate this risk, please refer to the explanations given concerning the MCI bankruptcy in the Litigation section (page 172).

Employee and executive quality.

Havas' success heavily depends upon the skills of its executives and creative, research, media and account management personnel. These executives and employees may resign at any time. Havas might experience difficulties in replacing them, which could negatively impact the business.
More particularly, the loss of executives could significantly impact the coordination and management of the Divisions' global activities.
Finally, to retain these qualified executives and employees, Havas might have to raise their compensation packages.

The strategy of external growth through acquisitions and the resulting dilution of shareholders' rights.

In the context of its development, Havas makes acquisitions in order to enhance its capacities and existing strategies, consolidate the services offered to clients and/or provide additional assistance to current clients. In 2004, Havas completed five acquisitions.
Any acquisition entails certain risks, particularly in regards to the difficulty of integrating the businesses, technologies and services offered by the acquired companies or the possible loss of valuable employees from the acquired companies.

Havas may need to obtain loans or make additional commitments or record higher amortization or depreciation of goodwill and other intangible assets as a result of its acquisitions, which could negatively impact its financial position and operating results.

Financial risks related to debt

The recognition of new depreciation expenses, which could have a negative impact on its financial position.

In fiscal years 2002 and 2003, Havas recorded significant charges related to amortization of goodwill. At December 31, 2004, there were approximately €1,881.4 million in goodwill and other intangible assets recorded on the Havas balance sheet. Havas periodically evaluates the value of carrying goodwill and other intangible assets. Future events, particularly strategic decisions by made Havas, may lead to the conclusion that an impairment in value exists and that the assets associated with a given operation have depreciated. Any depreciation could have a negative impact on Havas' earnings for the period in which this depreciation is recorded. Any significant future charge for any depreciations could negatively effect the financial position and operating results of Havas.

Havas must make sizeable debt repayments and might need to refinance a portion of its debt at maturity.

At December 31, 2004, the total principal amount of Havas' financial debt, which consisted of a short-term and long-term bank debt, convertible and/or exchangeable bonds (OCEANEs) and capitalized lease obligations, was €799 million.

On the basis of the OCEANEs outstanding at December 31, 2004, and in the absence of conversions, exchanges, repurchases or redemptions prior to maturity, Havas must repay, for principal, interest and redemption premiums, €221 million on January 1, 2006, the date on which the first OCEANEs still outstanding will mature, and €468 million on January 1, 2009 when the second block of OCEANEs matures.

Havas' working capital and cash flows may not be sufficient to repay the principal and interest on existing debts and/or any new loans. Therefore, Havas might be required to refinance its existing debt under conditions that might not be as favorable as current conditions, assuming that Havas is still able to refinance its debt. If the payments for principal, premiums and interest due at maturity for each of Havas' financial debts cannot be refinanced, rescheduled, or paid with the proceeds from other financial operations, such as capital increases, Havas' working capital and cash flow for each period might not be sufficient to repay all the debts reaching maturity.

A default on some of Havas' debt could lead to accelerated payment of its other debts.

At December 31, 2003 and 2002, Havas did not meet the financial ratios for two of its loan agreements, with principal amounts of €22.6 million and €33.8 million respectively, and obtained waivers from the banks to prevent them from invoking these defaults. At June 30, 2004, Havas did not meet the financial ratios required by one of its loan agreements, representing €9.6 million at the end of June 2004, and obtained a waiver from the bank from invoking this default. At December 31, 2004, all financial ratios were met.

In the past, the lending banks of Havas have waived invoking a default, but could refuse to grant such exceptions in the future. New defaults without such an agreement from the relevant banks could result in the accelerated repayment of one or more of Havas' loans and accelerated redemption of the OCEANEs maturing on January 1, 2009, which represented a total principal amount in principal of €450 million at December 31, 2004.

In the case of such an acceleration of Havas' loans and OCEANEs, Havas could be unable to repay its debts.

In 2005, Havas will have to adopt new accounting standards, which could have a significant impact on its financial statements and could make comparisons between fiscal years more difficult.

The new European Union regulations adopted in June 2002 require all publicly traded companies in the European Union, including Havas, to apply the International Financial Reporting Standards ("IFRS") (previously known as the International Accounting Standards or "IAS") to their accounts as of January 1, 2005. The IFRS standards may have a significant impact on major items in the Havas statements. For more information about the impact of the IFRS, see page 145 of the Havas *Document de référence*.

Legal risks

A limitation on the offer because of regulations in various countries in which Havas does business:

The Havas agencies are located in several countries with various levels of regulations governing the advertising and communications services sector, particularly laws and regulations that:

- prohibit various practices in the sector;
- limit the media, content, forms or period of advertising;
- limit the collection, use and communication of personal information;
- impose royalties, taxes or fees on advertising;
- allow individuals or classes of individuals to initiate legal action against advertising companies; or
- which may be prejudicial in any other way to the business, financial position and operating results of Havas.

The applicable laws in France, the United States and other major markets could place Havas in a difficult competitive position with respect to other advertising and communications companies that conduct a large part of their operations in countries where regulations are less strict.

Risks related to failure to comply with local regulations governing advertising and communications activities:

The services provided by our agencies to our advertising clients must comply with national regulations governing advertising and communications activities.

Thus, in certain markets in which Havas is present, particularly the United States and the European Union:

- the liability incurred by advertisers and advertising agencies for false or deceptive advertising is extremely high;
- in the area of intellectual property, campaigns created and delivered by our agencies to our advertising clients could be an infringement of a third-party intellectual property right;
- the collection, use, and communication of personal information, particularly personal information about internet users, students and minors and health information, are strictly regulated.

Marketing services are based upon the collection and use of personal information; laws and regulations, as well as future laws and regulations, may have negative consequences on the activities of Havas or may significantly reduce the results of marketing services.

As an example of this risk, please refer to the information provided on the American Student List LLC action in the Litigation section of this annual report (page 173).

Industrial and environmental risks

As a service provider, the Group incurs no significant industrial or environmental risks.

Significant litigation facing the Company

Bankruptcy of WorldCom Inc.

On July 21, 2002, WorldCom Inc., an important client of the Havas Group, began bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code. Havas provides WorldCom Inc. and its subsidiary MCI (hereinafter MCI) with advertising and media services (including the purchase of advertising space). As part of its media services, Havas acts as MCI's authorized agent and as intermediary for payments made to media suppliers from MCI, according to the concept of sequential liability adopted as a professional standard in 1991 by the American Association of Advertising Agencies.

On August 4, 2003, Havas and MCI concluded a settlement agreement that provides for the partial settlement of amounts owed to Havas prior to the commencement of bankrupcy proceedings. This agreement, which provides for the payment to Havas of approximately USD 14.3 million, a large part of which will be paid to the suppliers from which Havas ordered services on behalf of MCI, came into force on April 20, 2004, the date on which MCI emerged from bankruptcy after its reorganization scheme had been approved by the U.S. Bankruptcy Court. Under this agreement, in the first half of 2004 the Havas group received, USD 14.3 million as settlement of the balance of its claims against MCI prior to the bankruptcy. A significant portion of this amount was repaid to the suppliers that the Havas group had engaged on behalf of MCI. At December 31, 2004, the Havas group cleared the MCI receivables and debts in its accounts for a residual amount of USD 18.0 million and restated an amount of USD 6.5 million as non-recurring income reflecting the excess portion of the provision booked in 2002 for production fees.

However, the risk of legal action by the suppliers against Havas remains. To date, the Havas group has received a claim from one production service provider which was amicably settled for an insignificant amount. In addition, the Havas group has received a demand for the payment of pensions and health contributions for talent engaged on behalf of MCI. No legal action has been filed to date.

Moreover, as of this date, no media supplier has initiated legal action against the Havas group, or waived such legal action to obtain payment of the balance of these accounts payable. It is not possible to determine the nature, probability, or the result of possible legal actions in this respect, nor the amount of any loss that might result. Thus, although a loss or losses are definitively possible, the Havas group is not able to determine the probability or magnitude of any such loss. Therefore, no provision has been recorded.

Class action against American Student List LLC

On February 18, 2004, legal proceedings were initiated in the United States in a Florida court against our subsidiary American Student List LLC. The plaintiff alleged that American Student List LLC obtained information from Florida's Department of Motor Vehicles and used and divulged this information in violation of the US Driver's Protection Act. The complainant declared that it represents 876,665 individuals whose personal data was obtained, used or divulged without their consent by American Student List LLC and called for the proceedings to be qualified as a class action, and for American Student List LLC to be ordered to pay USD 2,500 (plus costs in connection with the proceedings, including lawyers' fees) for each infraction.
The plaintiff subsequently amended the complaint, adding a claim for indemnification for invasion of privacy and claiming consequential damages.
The case was dismissed because of procedural errors. Nothing prevents the plaintiff from refiling a new action without the defects of the first claim. American Student List has signed a settlement agreement with the named plaintiff, definitively ending the lawsuit. To date, there has been no other action filed against American Student List LLC on these grounds.

Class action against Snyder Communications LP

Proceedings have been initiated in a court in the State of Texas against Snyder Communications LP by former employees claiming that Snyder Communications LP without cause, failed to pay commissions in connection with sales activities. Snyder Communications LP contests the their claim. In a ruling upheld on appeal, the state court certified that this lawsuit as a "class action". Following a Snyder appeal, the Texas Supreme Court reversed on appeal and refused to certify the "class action" status.
A settlement agreement ending this lawsuit was signed for an insignificant amount. The case has been removed from the docket.

Except for the legal proceedings outlined above and to the best of our knowledge, there are no other legal proceedings that are likely to have or have had in the recent past a considerable impact on the financial situation of Havas or its Group, its activity, or its results. In the normal course of their activities, Havas and the companies in its Group are parties to a certain number of legal, administrative or arbitration proceedings. The expenses that may be incurred by these proceedings are provisioned for to the extent they are probable and quantifiable. Such provisions are determined by risk assessments conducted on a case by case basis.

Coverage of risks incurred by the Company – Insurance

Steps taken by the company to manage its risks

Our agencies and their commercial and creative teams are informed and made aware of the regulations applicable to advertising (and, more particularly, of the regulations governing advertising for tobacco and alcohol, the rules prohibiting access by certain advertisers to specific media, etc...) and those governing the suppression of counterfeiting. New risk prevention programs will be launched in 2005.
Regarding the risk of client insolvency or litigation, the Group Procedures which our agencies must implement detail measures and practices designed to optimize debt collection. Credit insurance policies maintained in certain countries.

—— Insurance

At the international level, Havas manages three insurance programs that include most of the Group's subsidiaries and with leading insurers. These insurance policies cover the risks of damage and operating losses, civil and professional liability of our agencies, and fraud and embezzlement.
For 2004, the maximum annual coverage for operational damages and losses was €80 million, and civil and professional liability coverage was €23 million. The risk of fraud and embezzlement, including computer fraud, are covered for €7.7 million, outside the United States, which has a special insurance policy issued locally.
In addition, coverage for the civil liability of corporate officers is maintained through a global contract, the cap on which is adjusted based on our history and risk profile.

The coverage and deductibles for each of these policies are reviewed annually, based on changes in claims, risks and the insurance market.

Corporate governance information

DIRECTORS' INTERESTS (IN THE CAPITAL OF THE COMPANY, ITS SUBSIDIARIES OR SIGNIFICANT CLIENTS OR SUPPLIERS)

The members of the Board of Directors[1] together hold 1,261,542 Havas shares representing 0.3% of the Company's issued share capital.

(1) The companies controlled by the families of Leopoldo Rodés Castañe and Fernando Rodés Vilà held 2.6% of the capital and 2.6% of the voting rights at February 28, 2005.

NON-ARM'S LENGTH TRANSACTIONS INVOLVING DIRECTORS OR SHAREHOLDERS HOLDING OVER 10% OF THE VOTING RIGHTS

Agreements governed by articles L.225-38 et seq. of the French Commercial Code are described in the Auditors' special report included in this Annual Report. On March 2, 2005, the Board of Directors authorized the signing of a services agreement with Mr. J. Séguéla, which will take effect in the event he voluntarily ends his position, particularly in the event of retirement.

AGREEMENTS INVOLVING DIRECTORS, MANAGERS AND SHAREHOLDERS OF HAVAS (RELATED PARTY TRANSACTIONS) WITHIN THE MEANING OF U.S. SECURITIES REGULATIONS (other than those regulated agreements)

Agreements with the Rodés family: Media Planning Group and its subsidiaries have concluded the agreements described below with the members of the family of Fernando Rodés Vilà, Director of Havas and Managing Director of Media Planning Group, and with his father, Leopoldo Rodés Castañe, Director of Havas, and Chairman of the Board of Media Planning Group, or with entities they control.

In October 2001, Media Planning Group concluded an agreement with Gestora de Viviendas SA in which the latter will assist Media Planning Group and its subsidiaries in their business development and in winning new clients. In payment for its services, Gestora de Viviendas received commission for new clients brought in. Under this agreement, Media Planning Group paid Gestora de Viviendas commissions amounting to a total of €325,500 excluding taxes in 2004. These services will not be renewed in 2005.

Fernando Rodés Vilà and Leopoldo Rodés Castañe, with their families, are majority shareholders in Gestora de Vivienda. Leopoldo Rodés Castañe is a Director.

—— Gestora de Viviendas is also one of the main shareholders of Vigilancia y Sistemas de Seguridad, a security company that supplies Media Planning Group with security systems, for which Media Planning Group paid it €423,000 excluding taxes in 2004.

Finally, in September 2001, Media Planning Group concluded a global agreement with Rodés y Sala, a law firm, for legal services for an annual sum of €120,000. In additional to these general services, Rodés y Sala supplied Media Planning Group and other companies of the Havas group in Spain with legal services for the sum of €113,000 in 2004. Gonzalo Rodés Vilà, a partner in the firm of Rodés y Sala, is the brother of Fernando Rodés Vilà and the son of Leopoldo Rodés Castañe. Moreover, Gonzalo Rodés Vilà is Secretary to the Board of Directors of Media Planning Group, for which he received €48,000 in compensation in 2004.

Finally, in 2004, the Rodès family took control of In Store Media, a company that manages advertising media for sales locations in Spain, Mexico, Argentina and Portugal. In Store Media leases its ad spaces directly to advertisers or through media consulting agencies. Thus, In Store Media may act as a supplier of advertising spaces to Media Planning Group, which then bills its clients for these spaces. In 2004, these ad space invoices totaled €1,703,000.

LOANS TO AND/OR GUARANTEES MADE ON BEHALF OF DIRECTORS OF THE COMPANY

None.

Employee profit sharing and incentives bonus plans

PROFIT-SHARING PLAN

The profit-sharing agreement of the Havas company includes a special provision for calculating the profit-sharing reserve. This provision applies if its application yeilds a reserve greater than the amount obtained by applying the provisions of the statute of October 21, 1986.

Under the profit-sharing plan set up by the Company, amounts transferred to the profit-sharing reserve correspond to 3% of income calculated according to the statutory method, plus one half of net dividends received from French subsidiaries.

Employees may elect to invest their profit-shares either in a blocked account or in a corporate mutual fund, one of which invests solely in Havas shares.

The annual allocation for profit-sharing was as follows for the last five years (in euros):

- 2000: 258,572
- 2001: 836,382
- 2002: 226,745
- 2003: 145,445
- 2004: 92,668

At December 31, 2004, the fund invested in Havas shares held 215,000 shares.

BONUS PLAN

None.

STOCK OPTIONS

In 2004, the Company implemented two new stock option plans for employees and executives of Havas and its subsidiaries. A total of 10,519,116 options were granted: 411,916 stock options at a unit subscription price of 4.06 euros and 10,108,000 at a unit subscription price of 4.17 euros.

In 2004, 105,228 stock options were exercised. All useful information on the various stock option plans is provided in the page on page 177.

OPTIONS ON SNC AND CIRCLE.COM SHARES GRANTED BY SNYDER COMMUNICATIONS INC.

Snyder Communications Inc. granted options on SNC and Circle.com shares. If all of the options outstanding at December 31, 2004 were to be exercised, this would result in the issuance of 2,491,756 Havas shares.

SUBSIDIARIES' STOCK OPTION PLANS

Stock option plans set up by direct and indirect French subsidiaries of the Company are as follows:

Companies	**Year granted**	**Number of options**		**Option price (in €)**
		exercised in 2004	**outstanding at 12.31.2004**	
BETC Euro RSCG	2001	–	4,764,755	1.66
	2002	–	183,260	1.68
Euro RSCG Life	1998	–	584	342.86
Euro RSCG	2004		104,733	540.00
MPG France	2000	–	21,392	218.00
	2000		784	218.00
	2004	–	10,800	305.00
Devarrieux Villaret	2002	–	5,295	148.20
W & Cie	2003		140	728.37
W Management de Marque et Design	2003		7,168	25.39
HA Pôle Ressources Humaines	1998	277	0	363.44

Havas S.A. stock options

	06.19.1997 (purchase option) [2]	02.25.1999 plan	06.17.1999 plan	09.30.1999 plan	12.2.1999 plan	03.2.2000 plan	05.23.2000 plan
Date of Shareholders' Meeting	06.19.1997	06.19.1997	06.19.1997	06.19.1997	06.19.1997	06.17.1999	17.06.1999
Date of Board Meeting	06.19.1997	02.25.1999	06.17.1999	09.30.1999	12.02.1999	03.02.2000	05.23.2000
Total number of shares under option [1]	6,635,639	806,049	338,468	227,066	977,345	1,009,219	454,257
number of shares under options held by Executive Directors	3,431,563	368,329	–	–	568,408	327,382	454,257
Number of grantees	5	2	–	–	2	2	1
Starting date of exercise period	06.19.2002	02.25.1999	01.01.2000	01.01.2000	01.01.2000	01.01.2001	05.23.2000
Expiry date of exercise period	06.19.2006	02.24.2006	06.16.2006	09.29.2006	12.01.2006	03.01.2007	05.22.2007
Exercise price (€) [1]	4.05	6.71	8.00	9.56	13.81	24.33	22.01
Discount	5%	5%	5%	5%	5%	0%	0%
Vesting rules	–	–	–	–	–	–	–
Number of shares exercised as of Dec. 31, 2004	–	–	20,000	–	24,000	–	–
Number of options elapsed as of Dec. 31, 2004	2,229,041	6,000	–	–	20,000	–	–
Number of options outstanding as of Dec. 31, 2004	4,406,598	800,049	318,468	227,066	933,345	1,009,219	454,257

(1) Following the distribution of reserves at the time of payment of the dividend for 2003 on June 17, 2004 and the capital increase of October 2004 with preemptive subscription rights, the number of options and the exercise prices were adjusted.
(2) Plan of June 19, 1997: by decision of the Board of Directors on March 3, 2004, the expiration was postponed from June 19, 2004 to June 19, 2006
(3) This plan corresponds to a double allotment: 2nd tranche 2001 and 1st tranche 2002.
(4) 2,251,191 of which that may be exercised in 2003; 2,251,193 in 2004, and all in 2005.
(5) 10,692 of which may be exercised in 2003; 10,692 in 2004; all in 2005.
(6) 989,050 of which may be exercised at March 24 2004; 989,051 at March 24, 2005; all at March 24, 2006.
(7) For French residents: expiration on March 24, 2013.
(8) 115,186 of which may be exercised on July 4, 2004; 115,187 on July 4, 2005; and all on July 4, 2006.
(9) 549,202 of which may be exercised at December 10, 2004, 549,203 on December 10, 2005, all on December 10, 2006.
(10) For French residents: expiration on December 10, 2013.
(11) 137,305 of which may be exercised on May 26, 2005; 137,306 at May 26, 2006; all on May 26, 2007.
(12) Plan A: expiration on December 1, 2011 – Plan B: expiration December 1, 2009 – Plan C: expiration December 1, 2014.
(13) Plan A: 4,900,000 of which may be exercised on December 1, 2004; 2,450,000 on December 1, 2005; all on December 1, 2006.
Plan B: 300,000 may be exercised in totality on December 2, 2008.
Plan C: 2,666 may be exercised on December 1, 2004, 2,667 on December 1, 2005 and all on December 1, 2006.
(14) 9,800,000 as part of the special allotment of December 1, 2004, described in the report on page 58.

10.23.2000 plan	03.01.2001 plan	05.22.2001 plan	02.14.2002[3] plan	12.12.2002 plan	03.24.2003 plan	07.04.2003 plan	12.10.2003 plan	05.26.2004 plan	12.01.2004 plan	TOTAL PLANS
06.17.1999	05.23.2000	05.23.2000	05.22.2001	05.22.2001	05.22.2001	05.23.2002	05.23.2002	05.23.2002	05.23.2002	
10.23.2000	03.01.2001	05.22.2001	02.14.2002	12.12.2002	03.24.2003	07.04.2003	12.10.2003	05.26.2004	12.01.2004	
4,325,218	4,915,835	3,727,137	6,753,575	32,076	2,967,152	345,560	1,647,607	411,916	10,108,000 [14]	45,682,119
–	1,676,760	106,847	1,570,562	–	222,164	329,104	–	329,532	2,250,000	11,634,908
–	7	1	7	–	1	1	–	1	6	
10.23.2000	03.01.2001	01.01.2002	01.01.2003	01.01.2003	03.24.2004	07.04.2004	12.10.2004	05.26.2005	12.01.2004	
10.22.2007	02.29.2008	05.21.2008	02.13.2009	12.11.2009	03.24.2010 [7]	07.04.2013	12.10.2010 [10]	05.26.2014	[12]	
15.62	13.64	13.06	7.57	4.36	2.43	3.67	3.99	4.06	4.17	
0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	
–	–	–	[4]	[5]	[6]	[8]	[9]	[11]	[13]	
–	–	–	–	–	105,228	–	–	–	–	149,228
1,556,302	1,249,437	1,014,418	1,862,591	27,629	458,548	–	51,267	–	–	8,475,233
2,768,916	3,666,398	2,712,719	4,890,984	4,447	2,403,376	345,560	1,596,340	411,916	10,108,000 [14]	37,057,658

Statutory Auditors' Opinion

(translated from French intoEnglish)

As the Statutory Auditors of Havas and as required by Article 211-5-2 of Section II of the general regulations of the *Autorité des marchés financiers*, we have verified the information on the financial position and the historical financial statements provided in this *document de référence*, in accordance with the auditing standards generally accepted in France.

This *document de référence* is the responsibility of the Chairman of the Board. Our responsibility is to report on the fairness of the information presented in this *document de référence* relating to the financial position and the accounts.

Our procedures, which were performed in accordance with the professional standards applied in France, consisted of assessing the fairness of the information about the financial position and the accounts and verifying that this information agrees with the audited financial statements, reading the other information contained in the Document de référence in order to identify any material inconsistencies with the information about the financial position and the accounts, and reporting any clear misstatement identified on the basis of our overall knowledge of the Company, as acquired during our assignment. It is specified that this *document de référence* contains no isolated provisional data resulting from a structured process.

We audited the financial statements of the Company and the Group for the years ended December 31, 2002 and 2003, as approved by the Board of Directors. Our audits were performed in accordance with the professional standards applied in France. Our reports on those financial statements were free of qualifications. They included the following observations:

our report on the consolidated financial statements for the year ended December 31, 2002 referred to a change in the presentation of the income statement and to uncertainty as to the possible consequences of a client bankruptcy, as described in note VI-4 to the consolidated financial statements;

— our report on the consolidated financial statements for the year ended December 31, 2003, referred to the impact of the reorganization plan on the income, as presented in notes 18 to 20, and to uncertainty as to the possible consequences of a client bankruptcy, and to legal proceedings against a US subsidiary, as described in note 25;

— our report on the financial statements of the Company for the year ended December 31, 2003, referred to the impact on the 2003 income of the provisions for depreciation of investment securities, as described in note 3-2 to the financial statements.

We have audited according to generally accepting standards in France the annual financial statements for the year ended December 31, 2004, closed by the Board of Directors, and have certified them without reservation or comment.

The consolidated financial statements for the year ended December 31, 2004 closed by the Board of Directors, were audited by the contractual auditor ERNST & YOUNG Audit and by us in accordance with generally accepted practices in France, and were certified without reservation or comment, other than a mention of uncertainties about the possible consequences of a client bankruptcy in 2002 and a legal action filed against an American subsidiary as explained in notes 24-1 and 24-2.

In accordance with generally accepted practices in France, the we and the contractual auditor ERNST & YOUNG Audit have audited the consolidated financial statements, restated under IFRS as adopted in the European Union, for the year ended December 31, 2004, prepared under the responsibility of the Board of Directors. In the special report on these statements, we express an opinion without reservation that they were established, in all material aspects, in accordance with the preparation rules described in the notes to the statements, calling the reading's attention to:

— Note 1, which explains the reasons why the comparative information presented in the consolidated statements for fiscal 2005 may be different from the restated consolidated statements attached to our report;

the fact that, with respect to preparing the transition to the IFRS as adopted in the European Union for the establishment of consolidated statements for fiscal 2005, the restated consolidated statements do not include the comparative information about fiscal 2003, nor all the notes required by the IFRS as adopted in the European Union which would be necessary to give, with respect to these standards, a fair image of the holdings, financial positions and results of the entity formed by the consolidated companies.

On the basis of our work, we have no comment to make concerning the fair presentation of the information on the financial position and the statements presented in this *document de référence.*

Paris, May 3, 2005

Auditors
Members of Compagnie Régionale de Paris

Yves LÉPINAY & Associés "FIDINTER" — François BOUCHON

Jean-Yves LÉPINAY

Related information

This *Document de Référence* includes:

— the general report on the annual financial statements and the report on the consolidated financial statements of the Auditors for the year ended December 31, 2004 which includes, on pages 122 and 141 of this *Document de Référence*, the reasons for the assessments established pursuant to the provisions of Article L. 225-235 of the Commercial Code;

the report of the Auditors (page 80 of this *Document de Référence*) prepared pursuant to the last section L. 225-235 of the Commercial Code, on the report of the Board of Directors on the Internal Control procedures for the preparation and processing of the accounting and financial information.

Persons responsible for the *Document de référence* and the audit of the accounts

Person responsible for the Annual Report

Alain de Pouzilhac, Chairman and Chief Executive Officer

Statement by the person responsible for the *document de référence*

"To the best of my knowledge, the information contained in this document is correct and includes all information required to allow investors to form an opinion on the assets and liabilities, business, financial position, results and outlook of the Company. No information has been omitted that would be likely to alter an investor's opinion."

Alain de Pouzilhac
Chairman and Chief Executive Officer

Information policy

Person responsible for information: Jacques Hérail - Tel. +33 (0) 1 58 47 90 00

Persons responsible for auditing the financial statements

1°) Until the 2005 Annual Shareholders' Meeting

	Date first appointed	Current term expires
• **Statutory Auditors**		
– M. François Bouchon	09.30.1982	SM 2006
33, avenue de Suffren – 75007 Paris, France		
– Société Yves Lépinay et Associés "Fidinter"	06.26.1990	SM 2006
3-5 rue Scheffer – 75016 Paris, France		
Represented by Yves Lépinay and Jean-Yves Lépinay		
• **Alternate Auditors**		
– FNEC – Fiduciaire Nationale d'Expertise Comptable SA	06.25.1984	SM 2006
15, rue de l'Amiral-Roussin – 75015 Paris, France		
Represented by Bruno Vaillant		
– M. Michel Sibi	05.23.2000	SM 2006
128, boulevard Saint-Germain – 75006 Paris, France		

2°) As of the 2005 Annual Shareholders' Meeting

Mr Bouchon and Mr Sibi having informed the company of their desire to resign their duties on the date of the Annual Shareholders' Meeting, the Statutory Auditors will be the following persons, **subject to the approval of the resolutions nominating the new alternate Auditors.**

	Date first appointed	Current term expires
• **Alternate Auditors**		
– FNEC – Fiduciaire Nationale d'Expertise Comptable SA	06.25.1984	SM 2006
15, rue de l'Amiral-Roussin - 75015 Paris, France	(as alternate)	
Represented by François Bouchon		
– Société Yves Lépinay et Associés "Fidinter"	06.26.1990	SM 2006
3-5 rue Scheffer – 75016 Paris, France		
Represented by Yves Lépinay et Jean-Yves Lépinay		
• **Alternate Auditors**		
– Monsieur Emmanuel Villaeys	06.09.2005	SM 2006
53 boulevard Suchet 75016 Paris, France		
– Société Corevise	06.09.2005	SM 2006
3-5 rue Scheffer – 75016 Paris, France		
Represented by Jacques Zaks		

Contractual Auditors for the audit of the 2004 and 2005 consolidated financial statements

Ernst & Young

Checklist from "Autorité des marchés financiers"

To assist in finding information in this annual report, the table below lists the main information required under COB Regulation 98-01 and the corresponding pages in the annual report.



AUTORITÉ DES MARCHÉS FINANCIERS
AMF

This is a translation of the Annual Report filed with the *Autorité des marchés financiers* on May 4, 2005, pursuant to the provisions of Article 211-1 to 211-42 of the General Regulations of the *Autorité des marchés*. The Document de référence may be used in connection with a financial transaction only in conjunction with an information memorandum approved by the *Autorité des marchés financiers*.

The Businesses

Havas is organized to deliver seamless, integrated communication services to clients worldwide. Through our three divisions we cover a wide range of communication consulting capabilities.

Traditional Advertising

Defining the nature and content of advertising messages delivered in words and images via television, print, radio and display media to promote products and brands.

Specialized communications services

direct marketing: communication and information management techniques used to develop, leverage and maintain a direct, measurable contact between the message sender and the target;

sales promotion: communications process used to induce purchases, promote consumer loyalty, revive interest in a product, support retailing events or respond to a competitor's campaign;

corporate communications: communications related to a company, its employees, values, corporate identity, or performance, designed primarily to make the company better known, raise its profile or improve its image among suppliers, banks and investors, and to support internal communications;

— **health communications:** promotion of Health brands, i.e. primarily medical prescription drugs and Over-the-Counter (OTC) drugs, with specialized expertise that offers advertising campaigns and Medical Education, Public Relations and interactive media, both locally and internationally;

— **internal communications:** communications designed to disseminate important internal information, motivate employees and foster a sense of belonging;

— **sponsorship:** a communications technique, relatively new outside the United States, which consists of associating a brand with a television program;

— **design:** a communications technique for increasing sales of products and services by enhancing the design of a product, its packaging, the corporate identity of the producer or the architecture of sales outlets;

human resources consulting: internal and external communications that create employer brand value for recruitment, training and career opportunities;

new communications techniques: interactive, online and offline multimedia communications services, particularly datamining and e-mail, used to establish direct bilateral communications between a company and its customers.

Media expertise and media buying

Media expertise covers all the research and techniques that help advertisers obtain "more value for money" by selecting the right media to reach the greatest number of readers, listeners or viewers in the target population. Media expertise has become increasingly important with the growth of television advertising, because of the size of TV advertising budgets and the complexity of viewer data. Media expertise and buying give the advertiser:

— qualitative services, to optimize the effectiveness of purchased space, adapted to the target population;

quantitative services, in the form of lower costs.

History of the Company

Havas is the sixth-largest global advertising and communications group worldwide.
It bears the name of its founder, Charles-Louis Havas, who established France's first press agency back in 1835.
In 1968, the advertising department was spun off into a separate company, Havas Conseil. The new company expanded rapidly and in 1975 became the holding company, under the name Eurocom, of a group of specialized communications subsidiaries.
Since the mid-1970s, the Group has enjoyed sustained growth in the communications and media services sectors, both in France and internationally, broadening its scope of business to all areas of communication as well as to new media. The principal milestones in the Group's strategic development are as follows:

1992. Eurocom acquires the French advertising group RSCG, leading to the creation of the Euro RSCG Worldwide advertising network.

1996. The company changes its name to Havas Advertising, and sets up a new organization structure around four divisions; the largest division, Euro RSCG, moves its headquarters to New York in 1997.

1999. MPG, a new media network, is formed from the merger of Mediapolis, the media arm of Havas, and Media Planning, a Spanish media buying and planning company. Havas initially acquires 45% of the MPG group, purchasing the remaining 55% in May 2001. Through MPG, Havas offers a wide range of media services in major world markets.

2000. Havas makes a successful bid to acquire Snyder Communications Inc. This American group, provider of direct marketing, advertising and communications services, is organized around three divisions: Bounty SCA Worldwide, Arnold Communications and Brann Worldwide. Bounty joins the Euro RSCG Worldwide network, strengthening the network's marketing services capability, and Arnold Communications merges with Campus, Havas' second advertising network, to create Arnold Worldwide Partners.

1998-2001. Havas launches a determined external growth strategy with the aim of expanding its presence in certain world markets. In addition to MPG and Snyder, the Group acquires around one hundred specialized agencies in America, Europe and the Asia Pacific region.

September 2003, the Group has been reorganized around three divisions:
Euro RSCG Worldwide has been strengthened as a global brand with the aim of developing an even stronger position in integrated communications through Creative Business Ideas® and through the fully integrated Power of One agency concept.
MPG, the Group's global media consultancy, traditional advertising and marketing services network, is continuing to expand by developing and servicing direct accounts and agency accounts on behalf of Euro RSCG Worldwide and Arnold Worldwide Partners in a number of countries.
Arnold Worldwide Partners is concentrating all of its development efforts on promising local markets, primarily in the USA where Arnold enjoys an unrivaled creative reputation, and also in a number of international markets where there is a premium on creativity, and where it already has deeply rooted local agencies.

2004.
At the beginning of the year, Havas completes its restructuring and strategic reorganization which brought returns in the first quarter, reversing the negative trend in 2003 with positive organic growth.
In October, Havas successfully completes the capital increase of €404 million, which was oversubscribed by 500%. This operation gives the group one of the best debt levels in the sector.

Operational organizational chart– March 2005
Havas

EURO RSCG WORLDWIDE

EUROPE

FRANCE
BETC EURO RSCG
ABSOLUT REALITY
EURO RSCG 4D
EURO RSCG C&O
EURO RSCG LIFE
EURO RSCG LIFE PR
PROD'S
EURO RSCG & COMPAGNIE
EURO RSCG 27
EURO RSCG RH

GERMANY
EURO RSCG DUSSELDORF
EURO RSCG HAMBURG
EURO RSCG 4D
EURO RSCG LIFE
EURO RSCG LUEBKE PREY
EURO RSCG ABC

AUSTRIA
EURO RSCG VIENNA
EURO RSCG 4D

BELGIUM
EURO RSCG BRUSSELS
EURO RSCG 4D
EURO RSCG C&O
EURO RSCG LIFE
EURO RSCG WORLDWIDE
THE RETAIL COMPANY

SPAIN
EURO RSCG BARCELONA
EURO RSCG MADRID
SS FUEL
EURO RSCG 4D
EURO RSCG LIFE

GREECE
EURO RSCG ATHENS

DENMARK
EURO RSCG COPENHAGEN

FINLAND
EURO RSCG HELSINKI
EURO RSCG BNL

SWEEDEN
EURO RSCG STOCKHOLM

ITALY
EURO RSCG MILANO
EURO RSCG 4D
D'ANTONA & PARTNERS
EURO RSCG LIFE

IRELAND
EURO RSCG YOUNG
EURO RSCG RILEY

THE NETHERLANDS
EURO RSCG AMSTERDAM
FUEL EUROPE
EURO RSCG 4D
EURO RSCG BIKKER
EURO RSCG LIFE

PORTUGAL
EURO RSCG LISBON
EURO RSCG 4D
FONTE COMUNICACAO
EURO RSCG LIFE
EURO RSCG DESIGN & ARQUITECTURA

UNITED KINGDOM
EURO RSCG LONDON
EURO RSCG BISS LANCASTER
CGI BRANDSENSE
EURO RSCG KLP
THE MAITLAND CONSULTANCY
EURO RSCG LIFE
EHS BRANN
CONRAN DESIGN GROUP
EURO RSCG SKYBRIDGE
EURO RSCG RILEY

SWITZERLAND
EURO RSCG GENEVA
EURO RSCG ZURICH
CATAPULT
EURO RSCG LIFE

RUSSIA
EURO RSCG MORADPOUR
EURO RSCG BOUNTY

POLAND
EURO RSCG WARSAW
EURO RSCG 4D
DREAM STUDIO

HUNGARY
EURO RSCG BUDAPEST
EURO RSCG 4D
DREAM STUDIO

CZECH REPUBLIC
EURO RSCG PRAGUE
EURO RSCG 4D
DREAM STUDIO
EURO RSCG CORPORATE COMMUNICATIONS

NORTH AMERICA

UNITED STATES
EURO RSCG NEW YORK
EURO RSCG CHICAGO
EURO RSCG PORTLAND
EURO RSCG SAN FRANCISCO
EURO RSCG 4D NEW YORK
EURO RSCG 4D CHICAGO
EURO RSCG 4D SAN FRANCISCO
EURO RSCG 4D DRTV
EURO RSCG 4D IMPACT
EURO RSCG 4D DISCOVERY
EURO RSCG 4D ASL
EURO RSCG MAGNET
EURO RSCG RETAIL
ABERNATHY MACGREGOR GROUP
EURO RSCG LATINO
EURO RSCG LIFE

CANADA
EURO RSCG TORONTO
EURO RSCG 4D
EURO RSCG LIFE

INDIA / MIDDLE EAST

UNITED ARAB EMIRATES
EURO RSCG FURNESS
EURO RSCG PROMOPUB

LEBANON
EURO RSCG BEIRUT

INDIA
EURO RSCG MUMBAI
EURO RSCG 4D
EURO RSCG LIFE
EURO RSCG PR & EVENTS

TURKEY
EURO RSCG ISTANBUL
KLAN
EURO RSCG 4D

ISRAEL
EURO RSCG TEL AVIV

LATIN AMERICA

ARGENTINA
EURO RSCG BUENOS AIRES
EURO RSCG 4D
ESTUDIO DE COMUNICACION

BRAZIL
EURO RSCG SAO PAOLO
EURO RSCG 4D
EURO RSCG DUETZ

CHILE
EURO RSCG SANTIAGO
EURO RSCG 4D

COLUMBIA
EURO RSCG COLUMBIA
EURO RSCG 4D
GOMEZ CHICA

MEXICO
EURO RSCG VALE
EURO RSCG BEKER
EURO RSCG 4D

URUGUAY
EURO RSCG URUGUAY
EURO RSCG 4D

PERU
EURO RSCG PERU

PUERTO RICO
EURO RSCG PUERTO RICO.

ASIA-PACIFIC

AUSTRALIA
EURO RSCG SYDNEY
EURO RSCG BRISBANE
EURO RSCG BEELEY CALLAN
EURO RSCG LIFE
THE MOULT AGENCY
INTEGRATED OPTIONS

CHINA
EURO RSCG SHANGHAI
EURO RSCG BEIJING
EURO RSCG GUANGZHOU
EURO RSCG 4D
EURO RSCG 4D FIELD FORCE
EURO RSCG LIFE

KOREA
EURO RSCG NEXT
EURO RSCG 4D

HONG KONG
EURO RSCG HONG KONG
EURO RSCG 4D

INDONESIA
EURO RSCG JAKARTA
EURO RSCG ADWORK
EURO RSCG 4D

JAPAN
EURO RSCG TOKYO
EURO RSCG 4D
EURO RSCG LIFE

MALAYSIA
EURO RSCG KUALA LUMPUR
EURO RSCG 4D

PHILIPPINES
EURO RSCG MANILA

SINGAPORE
EURO RSCG SINGAPORE
EURO RSCG 4D

TAÏWAN
EURO RSCG TAIPEI
EURO RSCG 4D FIELD FORCE

THAILAND
EURO RSCG FLAGSHIP
EURO RSCG 4D

MEDIA PLANNING GROUP

EUROPE

SPAIN
MPG SPAIN
MEDIA PLANNING
ARENA
EHS BRANN
MEDIA CONTACTS
DIFUSION Y AUDIENCIAS
HAVAS SPORTS

FRANCE
MPG FRANCE
MEDIA PLANNING
ARENA
CCA INTERNATIONAL
MEDIA CONTACTS
HAVAS SPORTS
EUROMEDIA

GERMANY
MPG SCHMITTER MEDIA AGENTUR
MEDIA CONTACTS

BELGIUM
MPG BELGIUM
MEDIA CONTACTS

AUSTRIA
MPG AUSTRIA

DENMARK
MEDIA PLANNING DENMARK

ITALY
MPG ITALY
HAVAS SPORTS
MEDIA CONTACTS

GREECE
MEDIA PLANNING GREECE

HUNGARY
MPG HUNGARY

THE NETHERLANDS
MEDIA PLANNING
MEDIA CONTACTS

POLAND
MPG POLAND
MEDIA CONTACTS

PORTUGAL
MEDIA PLANNING
ARENA
MEDIA CONTACTS

UNITED KINGDOM
MPG UK
MEDIA PLANNING
MEDIA CONTACTS

SWITZERLAND
MPG MEDIAXIS SWITZERLAND

NORTH AMERICA

MEDIA PLANNING USA
MPG MAXXMEDIA CANADA
MEDIA CONTACTS

LATIN AMERICA

ARGENTINA
MPG ARGENTINA
ARENA
MEDIA PLANNING
MEDIA CONTACTS

BRAZIL
MPG BRAZIL
MEDIA PLANNING
MEDIA CONTACTS

CHILE
MPG CHILE
MEDIA PLANNING
ARENA
MEDIA CONTACTS

COLUMBIA
MEDIA PLANNING
ARENA
MEDIA CONTACTS

MEXICO
MPG MEXICO
MEDIA PLANNING
MEDIA CONTACTS
ARENA

ARNOLD WORLDWIDE PARTNERS

EUROPE

SPAIN
ARNOLD WORLDWIDE SPAIN
ARNOLD BEYOND

FRANCE
W & COMPAGNIE (groupe)
LE NOUVEL ELDORADO
BRANN COMMUNIDER
DEVARRIEUX VILLARET
LES FÉES EXISTENT
DEVILSTUDIO
DEVARRIEUX VILLARET TEAM

ITALY
ARNOLD WORLDWIDE ITALY

UNITED KINGDOM
WCRS

NORTH AMERICA

UNITED STATES
ARNOLD WORLDWIDE
MCKINNEY

CANADA
ARNOLD WORLDWIDE CANADA
PALM ARNOLD COMMUNICATIONS

ASIA-PACIFIC

AUSTRALIA
ARNOLD WORLDWIDE AUSTRALIA
ARNOLD STAREAST COMMUNICATIONS

OTHERS

EUROPE

FRANCE
BMA LAGON
COLORADO
PULP
HAVAS 07

UNITED KINGDOM
AIS GROUP
RSMB

NORTH AMERICA

UNITED STATES
DAD HOLDINGS CORPORATION
FIELD RESEARCH CORPORATION
DATA COMMUNIQUE INTERNATIONAL
MERIDIAN

Notes

Design and layout: W PRINTEL
Photos: Jean-Marc Lubrano/Rapho, Jean-Christian Bourcart/Rapho, Getty-images, X.





2 allée de Longchamp – 92150 Suresnes
Tel.: +33 (0)1 58 47 90 00 – Fax: +33 (0)1 58 47 99 99
www.havas.com – www.havas.fr

Incorporated in France with limited liability and issue capital of € 171,552,757.20
Registered in Nanterre – France, RCS 335 480 265